


ENTECH™
SOLAR



Proxy Statement
Annual Report on Form 10-K
For the Year Ended December 31, 2009

ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100
Ft Worth, Texas 76177

ENTECH SOLAR, INC.
13301 Park Vista Boulevard, Suite 100
Fort Worth, Texas 76177

June 21, 2010

To Our Stockholders:

I am pleased to invite you to our 2010 Annual Meeting of Stockholders, or the Annual Meeting, which will be held on August 4, 2010, at 9:00 a.m. local time at Entech Solar, Inc.'s offices, 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177.

The Notice of Annual Meeting and the proxy statement that follow describe the business to be considered and acted upon by stockholders of the Company at the Annual Meeting. Please carefully review the information contained in the proxy statement.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, IT IS VERY IMPORTANT THAT YOU VOTE BY PROXY USING ONE OF THE MEANS DESCRIBED IN THE PROXY STATEMENT AS SOON AS POSSIBLE. IF YOU ATTEND THE ANNUAL MEETING, YOU MAY REVOKE YOUR PROXY AT THAT TIME BY REQUESTING THE RIGHT TO VOTE IN PERSON. YOU MAY ALSO REVOKE YOUR PROXY AT ANY TIME BEFORE IT IS EXERCISED BY VOTING IN PERSON AT THE ANNUAL MEETING, BY SUBMITTING ANOTHER PROXY BEARING A LATER DATE OR BY GIVING NOTICE IN WRITING TO OUR SECRETARY NOT LATER THAN THE DAY PRIOR TO THE ANNUAL MEETING.

Sincerely,

/s/ DAVID GELBAUM

David Gelbaum
Chairman of the Board and
Chief Executive Officer

ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100
Fort Worth, Texas 76177
817-224-3600

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
to be held on August 4, 2010

PLEASE TAKE NOTICE that the Annual Meeting of Stockholders, or the Annual Meeting, of Entech Solar, Inc., or the Company, will be held on August 4, 2010, at 9:00 a.m., local time, at the Company's offices, 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177, for the following purposes:

1. To elect four directors to hold office for terms of one year and until their successors are elected and qualified.
2. To ratify the appointment of Amper, Politziner & Mattia, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2010.
3. To approve the amendment and restatement of our certificate of incorporation to increase the number of shares of common stock we are authorized to issue from 610,000,000 to 980,000,000 shares and to make certain other administrative and conforming changes.
4. To approve the amendment and restatement of our Seventh Amended and Restated 1999 Incentive Stock Option Plan, or the Stock Plan, to, among other things, increase the number of shares of common stock issuable under the Stock Plan from 80,000,000 to 130,000,000 shares, and to make certain additional changes as are described further in the accompanying proxy statement.
5. To transact such other business as may properly come before the Annual Meeting or any postponements or adjournments thereof.

The Board of Directors has fixed the close of business on June 15, 2010 as the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting and any adjournments or postponements thereof. Only stockholders of record at the close of business on the record date are entitled to notice of and to vote at the Annual Meeting. A complete list of stockholders entitled to vote at the Annual Meeting will be available for inspection by stockholders during normal business hours at our offices located at 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177, during the ten days prior to the Annual Meeting as well as at the Annual Meeting.

Information relating to the proposals described above is set forth in the accompanying proxy statement. Please carefully review the proxy statement which is accompanied by our annual report for the fiscal year ended December 31, 2009.

Stockholders are cordially invited to attend the Annual Meeting in person. YOUR VOTE IS IMPORTANT. If you do not expect to attend the Annual Meeting, or if you do plan to attend but wish to vote by proxy, please vote by proxy using one of the means described in the proxy statement.

As permitted by rules adopted by the Securities and Exchange Commission, or the SEC, we are making this notice, our proxy statement and annual report and proxy card, available electronically via the Internet. In accordance with SEC rules, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials, or the Notice of Internet Availability, containing instructions on how to electronically access the proxy materials on the Internet and how to vote online. In general, stockholders who receive the Notice of Internet Availability will not receive a printed copy of the proxy materials in the mail. The Notice of Internet Availability contains instructions on how to request a printed copy of the proxy materials, including the proxy statement, annual report and proxy card. We will begin mailing the Notice of Internet Availability to our stockholders of record on or about June 21, 2010.

Important Notice Regarding Availability of Proxy Materials for the Stockholder Meeting to be Held on August 4, 2010:

The proxy statement and annual report are available at www.edocumentview.com/ENSL.

By Order of the Board of Directors,

/S/ DAVID GELBAUM

David Gelbaum
Chairman of the Board and
Chief Executive Officer

Fort Worth, Texas
June 21, 2010

TABLE OF CONTENTS

ENTECH SOLAR, INC.

13301 Park Vista Boulevard, Suite 100
Fort Worth, Texas 76177
817-224-3600

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
To Be Held On August 4, 2010

This proxy statement is furnished by Entech Solar, Inc., a Delaware corporation, or the Company, to holders of its common stock, par value $0.001 per share, or the common stock, to holders of its Series D convertible preferred stock, par value $0.01 per share, or the Series D preferred stock, and to holders of Series I preferred stock, par value $0.01 per share, or Series I preferred stock, in connection with the solicitation of proxies by our Board of Directors, or the Board for use at our Annual Meeting of Stockholders, or the Annual Meeting, and at any and all adjournments or postponements thereof. The Annual Meeting will be held on August 4, 2010 at 9:00 a.m., local time, at the Company's offices, 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177. This proxy statement and the accompanying form of proxy is first being made available to holders of common stock, Series D preferred stock and Series I preferred stock on or about June 21, 2010. Our mailing address and the location of our principal executive offices is 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177. Our telephone number is 817-224-3600. The purposes of the meeting are set forth in the Notice of Annual Meeting of Stockholders which accompanies this proxy statement.

A stockholder who delivers a proxy may revoke it at any time before it is exercised by voting in person at the Annual Meeting, by delivering another proxy bearing a later date or by giving notice in writing to our Secretary not later than the day prior to the Annual Meeting.

All proxies delivered prior to the Annual Meeting will be voted in accordance with instructions contained therein or, if no choice is specified for one or more proposals, the shares represented by such proxy will be voted "For" such proposals and in the discretion of the named proxies with respect to any other matters which may properly come before the Annual Meeting.

A stockholder may designate a person or persons other than those persons designated on the form of proxy to act as the stockholder's proxy by striking out the name appearing on the proxy card, inserting the name(s) of another person(s) and delivering the signed card to that person(s). The person(s) designated by the stockholder must present the signed proxy card at the meeting in order for the shares to be voted.

Where the stockholder is not the record holder, such as where the shares are held through a broker, nominee, fiduciary or other custodian, the stockholder must provide voting instructions to the record holder of the shares in accordance with the record holder's requirements in order to ensure that the shares are properly voted.

At the close of business on June 15, 2010, the record date for the Annual Meeting, the number of our issued and outstanding shares of common stock entitled to vote was 321,708,091. Each share of common stock entitles the holder to one vote with respect to all matters submitted to stockholders at the meeting. In addition, as of the record date, 4,892,857 shares of Series D preferred stock were issued and outstanding. Each share of Series D preferred stock entitles the holder to 12.07 votes with respect to all matters submitted to stockholders at the meeting. Other than the Series I preferred stock which may vote only to elect up to two directors, the Company has no other voting securities. Giving effect to the voting rights of both the common stock and the Series D preferred stock, there are a total of 380,765,918 votes that may be cast at the Annual Meeting.

A complete list of Company stockholders entitled to vote at the Annual Meeting will be available at our principal executive offices, during normal business hours, at least ten days prior to the Annual Meeting. Our by-laws provide that a majority of the outstanding shares entitled to vote, represented in person or by proxy, constitute a quorum for the conduct of business at the Annual Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining whether a quorum is present.

For Proposal 1, directors will be elected by a plurality of votes represented in person or by proxy at the Annual Meeting. Of the four directors nominated for election at the Annual Meeting, one director will be elected by the holders of common stock and Series D preferred stock voting together as a single class, two directors will be elected by the holders of Series D preferred stock voting as a single class, and one director will be elected by the holders of Series I preferred stock voting as a single class. Abstentions and broker non-votes will have no effect on this proposal.

Proposal 2, ratification of our independent registered public accountant, will be approved upon the affirmative vote of a majority of the votes represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions will have the effect of a vote against this proposal.

Proposal 3, amendment and restatement of our certificate of incorporation, or our charter, to increase the number of shares of common stock we are authorized to issue from 610,000,000 to 980,000,000 shares and to make certain other administrative and conforming changes that are described further herein, will be approved upon the affirmative vote of the holders of a majority of our outstanding common stock and Series D preferred stock, voting together as a single class, and 75% of our outstanding Series D preferred stock, voting as a separate class. Abstentions and broker non-votes will have the effect of a vote against this proposal.

Proposal 4, amendment and restatement of our Seventh Amended and Restated 1999 Incentive Stock Option Plan or the Stock Plan, to, among other things, increase the number of shares of common stock issuable under the Stock Plan from 80,000,000 to 130,000,000 shares, and to make certain other changes as are described further herein, will be approved upon the affirmative vote of a majority of the votes represented in person or by proxy at the Annual Meeting and entitled to vote on the proposal. Abstentions will have the effect of a vote against this proposal. Broker non-votes will have no effect on this proposal.

All expenses in connection with solicitation of proxies will be borne by us. We will also request brokers, dealers, banks and voting trustees, and their nominees, to make available this proxy statement, the accompanying form of proxy and our annual report for the fiscal year ended December 31, 2009 to beneficial owners and will reimburse them for their expenses in forwarding these materials. We expect to solicit proxies primarily by mail and by making our proxy materials available on the Internet, but our directors, officers and employees may also solicit in person, by telephone, email or by fax.

The Board does not know of any matters which will be brought before the Annual Meeting other than those matters specifically set forth in the Notice of Annual Meeting. However, if any other matter properly comes before the Annual Meeting, it is intended that the persons named in the form of proxy, or their substitutes acting thereunder, will vote on such matter in accordance with the recommendations of the Board, or, if no such recommendations are made, in accordance with their best judgment.

This proxy statement should be read together with our annual report for the fiscal year ended December 31, 2009, including the financial statements and management's discussion and analysis of financial condition and results of operations contained therein.

In accordance with applicable SEC rules and regulations, instead of mailing a printed copy of our proxy materials to each stockholder of record, we are furnishing our proxy materials, including the Notice of Annual Meeting, this proxy statement, our 2009 annual report and the proxy card by providing access to such documents on the Internet. We will send a Notice of Internet Availability of Proxy Materials, or the Notice of Internet Availability, no later than June 21, 2010 to our stockholders of record as of June 15, 2010, the record date for the Annual Meeting. The Notice of Internet Availability contains instructions for accessing and reviewing our proxy materials on the Internet and voting by proxy over the Internet. You will not receive printed copies of the proxy materials unless you request them this year or have requested them in response to a Notice of Internet Availability in the past. Viewing our proxy materials and voting by proxy electronically will save us the cost of printing and mailing documents to you and will reduce the impact on the environment.

To ensure your representation at the Annual Meeting, you are urged to vote by proxy using one of the following means as promptly as possible:

1. Vote via the Internet pursuant to the instructions provided in the Notice of Internet Availability; or
2. Request printed copies of the proxy materials by mail pursuant to the instructions provided in the Notice of Internet Availability and either:

(i) complete, date, sign and return the proxy card you will receive in response to your request; or

(ii) vote via telephone (toll-free) in the United States or Canada in accordance with the instructions on the proxy card.

The Internet and telephone voting procedures are designed to authenticate stockholders' identities, to allow stockholders to vote their shares, and to confirm that stockholders' instructions have been properly recorded. Voting via the Internet or telephone must be completed by 12:00 p.m., central time, on August 3, 2010. Your shares cannot be voted unless you vote by one of the methods described above or attend the Annual Meeting.

Stockholders may request a paper copy of the Company's most recent Annual Report on Form 10-K by contacting Computershare Trust Company, N.A., by Internet, telephone or email. Computershare's website is www.edocumentview.com/ENSL. You also may elect to obtain written materials by calling Computershare toll free at 1-866-641-4276 using a touch-tone phone, or emailing Computershare at investorvote@computershare.com, with "Proxy Materials Entech Solar, Inc." in the subject line and including your name, address and the number located in the shaded bar on the reverse side of the Notice of Internet Availability. Stockholders sharing an address who desire to receive multiple copies or who wish to receive only a single copy of the annual report and/or proxy statement and stockholders preferring to receive a paper copy of materials for future meetings may contact Computershare to request a change. The Notice of Internet Availability also contains instructions on how to request such materials by mail.

Corporate Governance Matters

Pursuant to the Delaware General Corporation Law and our by-laws, as amended, our business, property and affairs are managed by or under the direction of the Board. Members of the Board are kept informed of our business through discussions with our Chief Executive Officer and Chairman and other officers, by reviewing materials provided to them and by participating in meetings of the Board and its committees. The Board is currently comprised of four directors. The Board meets during our fiscal year to review significant developments affecting us and to act on matters requiring Board approval.

The Board has adopted a number of corporate governance documents, including a charter for its Audit Committee, a Related Party Transaction Policy and a Code of Business Conduct and Ethics for employees, officers and directors of the Company (including its principal executive officer and principal financial officer) and that includes whistleblower policies and procedures regarding the treatment of complaints on accounting, internal accounting controls and auditing matters. All of these documents are available on our website at www.entechsolar.com under the sub-heading "Corporate Governance" within the "Investors" section of the website. A copy of any such document may be obtained, without charge, upon written request to the Company, c/o Investor Relations, 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177.

Director Independence

The Board has determined that neither of Peter L. Corsell nor David Field has a material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company) within the meaning of NASDAQ Stock Market rules and are independent within the meaning of NASDAQ Stock Market rules. In making this determination, the Board considered the relationships of Messrs. Corsell, as a director appointed pursuant to rights of The Quercus Trust, and Field, as Chief Executive Officer of Applied Solar, LLC, an entity indirectly controlled by The Quercus Trust and as a director appointed pursuant to rights of The Quercus Trust, to The Quercus Trust and to David Gelbaum, trustee of The Quercus Trust and our Chairman, President and Chief Executive Officer.

The Board has determined that David Gelbaum does not qualify as an independent director under NASDAQ Stock Market rules because he serves as our President and Chief Executive Officer. The Board has also determined that Mark J. O'Neill does not qualify as an independent director under NASDAQ Stock Market rules because he serves as our Chief Technology Officer.

The Board has also determined that none of David Anthony, Jacob J. Worenklein, Hong Hou, or Reuben F. Richards, Jr., had a material relationship with the Company during the periods in 2009 for which they respectively served as our directors and thus were each independent within the meaning of NASDAQ Stock Market rules. In making these determinations, the Board considered the relationships of Messrs. Anthony and Worenklein, as directors appointed pursuant to rights of The Quercus Trust, to The Quercus Trust and to David Gelbaum, trustee of The Quercus Trust and our Chairman during 2009. The Board has also determined that Quentin T. Kelly did not qualify as an independent director under NASDAQ Stock Market rules because he had served as our Chief Executive Officer within the previous three years. Dr. Walter Hesse was not an independent director under NASDAQ Stock Market rules because he served as an executive officer of a subsidiary during 2008 and 2009. The Board did not make a determination that Joseph P. Bartlett, who served as a director from January 12, 2009 to March 19, 2009, was independent within the meaning of NASDAQ Stock Market rules during the period in 2009 for which he served as a director.

Board Leadership Structure

The Board has no set policy with respect to the separation of the offices of Chairman and Chief Executive Officer. Currently, David Gelbaum serves as both our Chairman and our Chief Executive Officer. There is currently no lead independent director serving on the Board.

Our Board leadership structure is commonly utilized by other public companies in the United States, and we believe that it is effective for us. This leadership structure is appropriate for us given the size and scope of our business, the experience and active involvement of our independent directors, and our corporate governance practices, which include regular communication with and interaction between and among the Chief Executive Officer and the Chief Financial Officer and the independent directors. Of the four members of our Board, two are independent from management. We believe that having a combined Chairman and Chief Executive Officer provides the best form of leadership for our Company. Having our Chief Executive Officer and our Chief Technology Officer serve on the Board ensures that the Board contains the individuals most familiar with our business, industry and key technology and most effective at identifying strategic priorities and implementation of our strategy. We have a single leader with oversight of our operations by experienced independent directors.

Board of Director's Role in Risk Oversight

The Board is responsible for overseeing the management and operations of the Company, including overseeing its risk assessment and risk management functions. We believe that our directors provide effective oversight of risk management functions. Annually we perform a risk review wherein the management team evaluates the risks facing the Company in the upcoming year and over a longer term horizon. From this risk assessment, plans are developed to deal with the risks identified. The results of this risk assessment are provided to the Board for its consideration and review. In addition members of our management periodically present to the Board the strategies, issues and plans for the areas of our business for which they are responsible. While the Board oversees risk management, our management is responsible for day-to-day risk management processes.

Additionally, the Board requires that management raise exceptional issues to the Board. We believe this division of responsibilities is the most effective approach for addressing the risks we face and that the Board leadership structure supports this approach.

Committees of the Board of Directors

The Board currently has a standing Audit Committee.

The Audit Committee has adopted a written charter approved by the full Board and which specifies the scope of the Audit Committee's responsibilities and how it should carry out such responsibilities. The Audit Committee charter is available on the Company's website at www.entechsolar.com.

Audit Committee

The main function of the Audit Committee is to seek to ensure that effective accounting policies are implemented and that internal controls are in place to deter fraud, anticipate financial risks and promote accurate and timely disclosure of financial and other material information to the public markets, the Board and our stockholders. The Audit Committee also reviews and recommends to the Board approval of the annual audited financial statements and provides a forum, independent of management, where our independent auditors can communicate any issues of concern. In performing these functions, the Audit Committee acts only in an oversight capacity and necessarily relies on the work and assurances of our management and independent auditors, which, in their report, express an opinion on the conformity of our annual financial statements to generally accepted accounting principles.

Compensation Committee

The Company does not currently have a Compensation Committee. In the absence of a Compensation Committee, the full Board reviews the performance of our executive officers regarding our executive and employee compensation programs and reviews and discusses plans for executive officer development and succession. The full Board also currently administers the Company's equity-based and employee benefit plans, including the Stock Plan. The Company is seeking additional Board members to serve on the Compensation Committee.

Nominations for Director and Consideration of Diversity

We do not have a standing nominating committee or a charter with respect to the nominating process. The Board is of the view that such a committee is unnecessary given the Company's size and stage. To date, all director nominees who have been recommended to the stockholders have been identified by current directors or management or have been elected pursuant to investment agreements. Messrs. Gelbaum, Corsell and Field were each initially appointed to the Board pursuant to rights held by investors of the Company and more fully described under the caption "Certain Relationships and Related Party Transactions." The Company has never engaged a third party to identify director candidates. The Board will consider any director candidate proposed in good faith by a stockholder. Stockholders wishing to communicate with the Board regarding recommendations for director nominees should follow the procedure described in "Communication with the Board and its Committees" below. The Board will evaluate all director candidates, whether submitted by directors, executive officers, or stockholders based on their financial literacy, business acumen and experience, independence, and willingness, ability and availability for service.

The Board reviews annually the composition of the Board as a whole and considers, if necessary, measures to be taken so that the Board reflects the appropriate balance of knowledge, experience, skills, expertise and diversity required for the Board as a whole. The Board is responsible for ensuring that its composition accurately reflects the needs of our business and, in furtherance of this goal, proposing the addition of members for purposes of obtaining the appropriate members and skills. We do not have a formal diversity policy. However, we endeavor to have a Board representing diverse viewpoints as well as diverse expertise at policy-making levels in many areas, including business, accounting and finance, technology research and development, manufacturing, marketing and sales, and in other areas that are relevant to our activities. Board members should possess such attributes and experience as are necessary to provide a broad range of personal characteristics including diversity, management skills, and business experience and any other criteria established by the Board and any core competencies or technical expertise necessary to staff Board committees. Directors should be able to commit the requisite time for preparation and attendance at regularly scheduled Board and committee meetings, as well as be able to participate in other matters necessary to ensure good corporate governance.

Code of Business Conduct and Ethics

We have adopted a written Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. A copy of our Code of Business Conduct and Ethics is available, free of charge, on our website at www.entechsolar.com and print copies are available to any stockholder that requests a copy by directing such request to our Secretary at c/o Entech Solar, Inc., 13301 Park Vista Blvd., Suite 100, Fort Worth, TX 76177. Any amendment to the Code of Business Conduct and Ethics or any waiver under it will be promptly disclosed on our website following the date of such amendment or waiver.

Communication with the Board and its Committees

Any stockholder may communicate with the Board by directing correspondence to the Board, any of its committees or one or more individual members, in care of our Secretary, at Entech Solar, Inc., 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177. Communications concerning potential director nominees submitted by any of our stockholders should comply with the procedures in our by-laws, should include the candidate's name, credentials, contact information and his or her consent to be considered as a candidate. The stockholder must also include his or her contact information and a statement of his or her share ownership, as well as any other information required by our by-laws.

Officers and Directors

Our certificate of incorporation and by-laws presently provide that our Board shall determine and set the size of the Board from time to time. The Board is currently set at and comprised of four directors. Our directors serve for a term of one year and until the next annual meeting of stockholders and the respective election and qualification of their successors. Pursuant to our by-laws, our officers are selected by the Board. Each of our executive officers is selected by the Board for a term of one year or until the executive officer's successor is duly elected and qualified or until such executive officer's resignation or removal. There is no family relationship among any of the directors and executive officers.

Our directors and executive officers are as follows:

Name	Age	Position with the Company
David Gelbaum	61	Chief Executive Officer, President, Chairman of the Board and Director
Charles Michel	57	Chief Financial Officer
Sean C. Rooney	43	Chief Operating Officer
Mark J. O'Neill	64	Chief Technology Officer and Director
David Field	48	Director
Peter L. Corsell	32	Director

Information With Respect to Directors and Executive Officers

The following information pertains to the directors, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experience, qualifications, attributes or skills that led to the conclusion that each such person should serve as a director in light of our business and structure. In addition to this information, the Board also believes that each director has a reputation for integrity, honesty and adherence to high ethical standards. Each director has demonstrated business acumen and an ability to exercise sound judgment, as well as a commitment of service to us and to the Board.

David Gelbaum is our Chief Executive Officer, President, Chairman of the Board and a director. Mr. Gelbaum was appointed to the Board on February 20, 2008, became Chairman on January 12, 2009, and became our Chief Executive officer on February 8, 2010. Mr. Gelbaum is the co-trustee of The Quercus Trust which, pursuant to rights given to The Quercus Trust, as the holder of the Series D preferred stock and in accordance with the terms and conditions of a letter agreement between us and The Quercus Trust entered into in connection with The Quercus Trust's purchase of Series F preferred stock (which automatically converted into common shares upon the conclusion of our special meeting of stockholders held on July 26, 2008), has nominated three of the four directors currently serving on the Board. Mr. Gelbaum is one such director. Mr. Gelbaum has been a private investor since 2002. From 1989 until 2002, Mr. Gelbaum performed quantitative modeling for stock price returns and derivative securities for TGS Management, and from 1972 until 1989 he worked at Oakley & Sutton in a similar capacity. Mr. Gelbaum serves on the board of directors of Solar Enertech Corp., a manufacturer of photovoltaic solar energy cells and solar applications. Mr. Gelbaum holds a B.A. in mathematics from the University of California, Irvine. Mr. Gelbaum's qualifications to serve as a member of the Board include his significant strategic insight and business experience from his years of investment with a focus on the environmental technology and renewable energy industries and his experience serving on various public company boards in these industries, including the boards of Solar Enertech Corp., ThermoEnergy Corporation, a wastewater treatment and power generation technologies company, Clean Power Technologies, Inc., a developer of hybrid energy technology and Energy Focus, Inc., a provider of efficient energy and lighting solutions.

Mark J. O'Neill is our Chief Technology Officer and was the President and co-founder of Entech, Inc., which merged with the Company in January 2008, since Entech, Inc.'s founding in 1983. Mr. O'Neill was appointed to our Board on March 12, 2009. Prior to co-founding Entech, Inc. in 1983, Mr. O'Neill served in a variety of engineering and management positions with ESystems, Inc., Northrup, Inc., and Lockheed Missiles & Space Company. Mr. O'Neill has authored 15 U.S. patents for inventions ranging from Fresnel lens solar concentrators to collimating tubular skylights. He holds a B.S. in Aerospace Engineering from the University of Notre Dame. Mr. O'Neill's qualifications to serve on the Board include his 38 years of experience in developing solar energy technology and his business and industry experience successfully leading Entech, Inc. for 25 years prior to its merger with us.

David Field is one of three directors nominated by The Quercus Trust pursuant to the rights of The Quercus Trust described above. Mr. Field became a member of the Board on August 26, 2009. Since 2006, Mr. Field has been the President and Chief Executive Officer of Applied Solar, LLC, a solar product development company and is also currently the Chief Executive Officer of OneRoof Energy, Inc., a developer and operator of distributed energy generation systems. From 2005 to 2006, prior to joining Applied Solar, Mr. Field was a senior executive at Clark Security Products, an independent security distribution company. Previously, Mr. Field founded and managed several companies in the energy sector, including Sunthetic Energy, Inc. In 2001, Mr. Field founded and was Chief Executive Officer of Clarus Energy Partners, a leading Distributed Generation developer, owner and operator that was acquired by Hunt Power, an affiliate of Dallas-based Hunt Oil, in 2004. Prior to Clarus Energy, Mr. Field co-founded Omaha-based Kiewit Fuels, a renewable energy company specializing in the development of biofuels production. In addition to a career in sustainable energy development, he also has an extensive background in water technology and infrastructure development, with companies such as Bechtel, Peter Kiewit, and Poseidon Resources, as well as in corporate finance with Citicorp. Mr. Field serves on the board of directors of Applied Solar LLC, OneRoof Energy, Inc., and Solar Enertech, Inc., a manufacturer of photovoltaic energy cells. In July 2009, Applied Solar, Inc., of which Mr. Field was Chief Executive Officer, underwent a reorganization pursuant to chapter 11 of the Federal bankruptcy laws, during which time its assets were sold to Quercus APSO LLC, the predecessor of Applied Solar LLC. Mr. Field holds a BBA from Western Michigan University and a MBA from the Thunderbird School of International Management. Mr. Field brings to the Board significant strategic and business insight from his experience founding, managing and developing companies in the energy sector and from his experience serving as a director on the boards of other public companies.

Peter L. Corsell is one of three directors nominated by The Quercus Trust pursuant to the rights of The Quercus Trust described above. Mr. Corsell joined the Board on February 18, 2009. Mr. Corsell is Chief Executive Officer of GridPoint, Inc., an Arlington, Virginia-based provider of smart grid and utility management software founded by Mr. Corsell in 2003. Mr. Corsell also serves as Chairman of the World Economic Forum's Global Agenda Council on Alternative Energies and is a member of Newsweek's Global Environment and Leadership Advisory Committee. In addition, he serves on the board of managers of Clearpath Immigration, LLC, a software-as-services immigration filing provider. Previously, Mr. Corsell served with the U.S. State Department in Cuba and as a political analyst with the Central Intelligence Agency. Mr. Corsell holds a B.S. from the School of Foreign Service at Georgetown University. Mr. Corsell's qualifications to serve on our Board include his technical and business management experience as founder and Chief Executive Officer of GridPoint, Inc., and his experience serving on the Smart Grid Advisory Board of XcelEnergy, a publicly held electricity and natural gas energy company, the Environmental Media Association's Corporate Board and the board of directors of Standard Renewable Energy, a provider of energy solutions for homeowners, businesses, and government entities.

Charles "Chas" Michel became our Chief Financial Officer on April 24, 2010. Mr. Michel has over 30 years' experience in finance, accounting and business administration in both private and public companies. He has been a partner at SeatonHill Partners, LLC since October 2009. SeatonHill Partners, LLC provides professional services to companies on a part-time, interim or project capacity basis, and Mr. Michel serves as Chief Financial Officer pursuant to an Executive Services Agreement between us and SeatonHill Partners, LLC. Prior to joining SeatonHill Partners, LLC, Mr. Michel served as Vice President, Chief Accounting Officer and Controller of Trinity Industries, Inc. from December 2001 to April 2009, where he was responsible for all accounting operations and financial reporting. Mr. Michel also served as Chief Financial Officer of Dave & Busters, Inc. from October 1994 to November 2001 and Sfuzzi, Inc. from April 1992 to September 1994 and was responsible for financial reporting and financing of operations and strategic development in both positions. Mr. Michel began his career at KPMG LLP in Dallas, Texas where he was an audit partner from June 1986 to April 1992 prior to joining Sfuzzi, Inc. Mr. Michel holds a BBA from Texas Tech University.

Sean C. Rooney was appointed our Chief Operating Officer on January 29, 2009. Mr. Rooney previously was our Vice President of Engineering, Procurement and Construction Operations, responsible for directing all Engineering, Procurement and Construction Operations for us since he joined us on February 22, 2008. Prior to joining us, from 1997 to 2008, Mr. Rooney worked for Fluor Corporation in construction management positions of increasing responsibility. Mr. Rooney left Fluor as its Global Director of Construction Services. Mr. Rooney earned a B.S. degree in Construction Science from Texas A&M University in 1989.

Composition of Committees of the Board of Directors

Audit Committee

From April 24, 2008 until January 12, 2009, the Audit Committee was comprised of David Anthony and Reuben F. Richards, Jr. Mr. Richards resigned from the Board and the Audit Committee on January 12, 2009, and Joseph P. Bartlett was appointed to the Board and to the Audit Committee as of that date. Mr. Bartlett subsequently resigned from the Board and the Audit Committee on March 19, 2009. Mr. Anthony resigned from the Audit Committee on March 12, 2009, and David Gelbaum and Jacob J. Worenklein were appointed to the

Audit Committee on March 12, 2009 and March 19, 2009, respectively. Mr. Worenklein resigned from the Audit Committee on February 8, 2010, and in connection with Mr. Gelbaum's appointment as our Chief Executive Officer on February 8, 2010, he resigned as a member of the Audit Committee. On February 18, 2010, David Field and Lawrence Kaufman, a former director, were appointed to the Audit Committee. Dr. Kaufman resigned from the Audit Committee and the Board on April 5, 2010. The Audit Committee is currently comprised of David Field who is independent within the meaning of NASDAQ Stock Market rules and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Board has determined that it does not currently have an "audit committee financial expert" within the meaning of SEC rules but is actively seeking to add an independent audit committee financial expert to the Audit Committee.

The Board determined that Messrs. Anthony, Worenklein and Richards were independent within the meaning of NASDAQ Stock Market rules and the Exchange Act during the period that they were serving on the Audit Committee. The Board has also determined that Mr. Gelbaum was independent within the meaning of NASDAQ Stock Market and the Exchange Act rules prior to his becoming our Chief Executive Officer on February 8, 2010. The Board did not make a determination that Joseph P. Bartlett, who served as a director from January 12, 2009 to March 19, 2009, was independent during the period in 2009 for which he served as a director.

Compensation Committee

From April 24, 2008 until January 12, 2009, David Anthony was the sole member of the Compensation Committee. On January 12, 2009, Joseph Bartlett was appointed to the Compensation Committee. Mr. Bartlett subsequently resigned from the Board and the Compensation Committee on March 19, 2009, and on May 20, 2009 David Gelbaum was appointed to the Compensation Committee. Mr. Anthony resigned from the Compensation Committee and the Board on February 23, 2010, and in connection with Mr. Gelbaum's appointment as our Chief Executive Officer on February 8, 2010, he resigned as a member of the Compensation Committee. The Board determined that Mr. Anthony was independent within the meaning of NASDAQ Stock market rules at the time he was serving on the Compensation Committee. The Board also determined that Mr. Gelbaum was independent within the meaning of NASDAQ Stock Market rules prior to his becoming our Chief Executive Officer on February 8, 2010. Currently there are no Compensation Committee members and the Board is acting as the Compensation Committee.

Meeting Attendance

During the 2009 fiscal year, the Board held 10 meetings and acted by written consent 6 times. Each director attended 75% or more of the aggregate number of Board meetings and meetings of committees of which he or she was a member that were held during the period of his or her service as a director.

During the 2009 fiscal year, the Audit Committee held 4 meetings and the Compensation Committee held 1 meeting and acted by written consent 4 times.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number and percentage of the shares of our common stock and Series D preferred stock beneficially owned as of May 28, 2010 (or which may vest or become exercisable within 60 days of such date), by all persons known to us who own more than 5% of the outstanding number of such shares, by our directors and named executive officers, and by all of our executive officers and directors as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned.

The address of each holder listed below is c/o Entech Solar, Inc., 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177.

Title of Class	Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)	Percent of Class
Common	The Quercus Trust	229,009,184(2)	54.09%
Common	Mark J. O'Neill	6,686,842(3)	2.05%
Common	Peter L. Corsell	1,416,666(3)	* %
Common	Dr. Frank W. Smith	3,600,000(3)(4)	1.11%
Common	David Field	333,332(3)	* %
Common	Sean C. Rooney	1,314,286(3)	* %
Common	All Directors and Officers as a group	242,360,310(3)	55.70%
Series D Preferred	The Quercus Trust	5,397,901(2)	100%

* Represents ownership of less than one percent.

(1) There were 321,708,091 common shares outstanding on May 28, 2010. In addition, there were 4,892,857 shares of Series D preferred stock and one warrant to purchase 505,044 shares of Series D preferred stock convertible into 65,153,816 shares of common stock after giving effect to certain anti-dilution protections provided for in our Series D Certificate of Designation. These protections lower the Series D preferred stock conversion price in the event we issue certain securities at a price below the then current Series D preferred stock conversion price. Regardless of whether a holder of Series D preferred stock converts all or a portion of its Series D preferred stock into shares of common stock, holders of the Series D preferred stock have the right to 12.07 (does not include the Series D warrants) votes for each share of Series D preferred stock held by them on matters brought before our common stockholders.

(2) Amounts shown reflect the aggregate number of shares of common stock held by The Quercus Trust based on information set forth in a Schedule 13D/A filed with the SEC on May 13, 2010 and as calculated by us to take into account certain anti-dilution provisions. These shares are beneficially owned by David Gelbaum, our Chief Executive Officer, Chairman of the Board, President and Director, as Trustee, and Monica Chavez Gelbaum, as Trustee. 229,009,184 shares of common stock represents a sum of the following:

- 127,366,681 shares of common stock;
- 59,057,827 shares of common stock underlying 4,892,857 shares of Series D preferred stock;
- 6,095,989 shares of common stock underlying Series D preferred stock warrants to purchase up to 505,044 shares of Series D preferred stock;
- 11,911,764 shares of common stock underlying a warrant to purchase common stock dated March 19, 2010;
- 2,076,923 shares of common stock underlying a warrant to purchase common stock dated April 30, 2010; and
- 22,500,000 shares of common stock underlying a warrant to purchase common stock dated May 10, 2010.

For purposes of computing the percentage of outstanding shares of common stock held by The Quercus Trust, we have given effect to the Series D preferred stock, Series D preferred stock warrants and warrants to purchase common stock, each as noted above and as if they were fully converted. Consequently, the ownership percentage is based on 423,350,594 common shares deemed outstanding as of May 28, 2010.

(3) Includes the following number of shares of common stock which a director or executive officer has the right to acquire upon the exercise of stock options that were exercisable as of May 28, 2010, or that will become exercisable within 60 days after that date:

Name	Number of Shares
David Gelbaum	0
Charles Michel	0
Mark J. O'Neill	5,083,333
Peter L. Corsell	1,416,666
Dr. Frank W. Smith	3,600,000
David Field	333,332
Sean C. Rooney	1,314,286
All Directors and Officers as a Group	11,747,617

For purposes of computing the percentage of outstanding shares of common stock held by each person named above, we have given effect to their options, each as noted above, and as if they were fully converted.

For purposes of computing the percentage of outstanding shares of common stock held by all directors and executive officers as a group, we have given effect to the Series D preferred stock, Series D preferred stock warrants, warrant to purchase common stock and options as if they were fully converted. Consequently, the ownership percentages are based on 435,098,211 common shares deemed outstanding as of May 28, 2010.

(4) Pursuant to a termination letter dated March 18, 2010 between Dr. Smith and the Company, all of Dr. Smith's options fully vested on April 1, 2010.

Change in Control of the Company

On April 30, 2010, we entered into a Series H Preferred Stock Purchase Agreement with The Quercus Trust, pursuant to which The Quercus Trust purchased 20 shares of our Series H preferred stock. In addition, as part of the transaction, The Quercus Trust received a warrant to purchase 2,076,923 shares of our common stock. Subsequent to its purchase of Series H preferred stock and additional purchases of our preferred stock, as of May 28, 2010, The Quercus Trust beneficially owned approximately 54.09% of the Company's voting securities. As a result of its beneficial ownership, should The Quercus Trust choose to convert or exercise all of its preferred stock or warrants into shares of our common stock, The Quercus Trust will be able to exercise control over the Company with respect to those actions requiring the approval of a majority of our stockholders. In addition, The Quercus Trust presently has the right to elect four directors to the Board. Currently, three of the Company's four directors are serving as a result of the appointment or election to the Board by The Quercus Trust.

EXECUTIVE COMPENSATION

Our 2009 executive compensation program was overseen and administered by the Compensation Committee. The Compensation Committee has responsibility for discharging the obligations of the Board relating to the compensation of the Company's executive officers and related duties. Management presents cash and equity compensation recommendations to the Compensation Committee for its consideration and approval. The Compensation Committee reviews these proposals and makes all final compensation decisions for executive officers by exercising its discretion in accepting, modifying or rejecting any management recommendations. In the absence of a Compensation Committee, our full Board oversees and administers our compensation programs.

As a "Smaller Reporting Company," we have elected to follow scaled disclosure requirements for smaller reporting companies with respect to the disclosure required by Item 402 of Regulation S-K. Under the scaled disclosure obligations, we are not required to provide a Compensation Discussion and Analysis, Compensation Committee Report and certain other tabular and narrative disclosures relating to executive compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of the Chief Executive Officer and the two most highly compensated executive officers, other than the Chief Executive Officer, for fiscal years 2008 and 2009.

Name and Principal Position	Year	Salary ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
Dr. Frank W. Smith	2009	$220,000	$297,040	—	$517,040
Former Chief Executive Officer and Director (2)(3)	2008	$220,000	—	—	$220,000
Mark J. O'Neill	2009	$206,050	$183,520	$22,572	$412,142
Chief Technology Officer and Director (4)(5)(6)	2008	$196,248	$ 72,000	—	$268,248
Sean C. Rooney	2009	$190,550	$ 84,000	$67,214	$341,764
Chief Operating Officer (7)(8)(9)	2008	$158,716	$ 81,000	$70,687	$310,403

(1) This column represents the aggregate grant date fair value of options granted during the respective fiscal year in accordance with FASB ASC Topic 718. See Note 14 of our consolidated financial statements for the year ended December 31, 2009, included in our Annual Report on Form 10-K, for a discussion of the assumptions used in the respective valuations.

(2) On March 18, 2008, the Board promoted Dr. Smith to Chief Executive Officer and elected him to the Board. Dr. Smith resigned as Chief Executive Officer on February 5, 2010 and resigned from the Board on April 1, 2010.

(3) Dr. Smith was granted on May 27, 2009 an option to purchase 1,500,000 shares of our common stock at an exercise price of $0.19 per share, the market price of our common stock on the date of grant. This option had vested with respect to 187,500 shares of our common stock as of December 31, 2009. On November 12, 2009, this grant was modified by the Compensation Committee and the exercise price was changed to $0.15 per share. This option has a grant date FASB ASC Topic 718 fair value of $0.14 per share. The incremental fair value of this option, computed as of the modification date in accordance with FASB ASC 718 was $0. Dr. Smith was granted on November 12, 2009 an option to purchase 1,000,000 shares of our common stock at an exercise price of $0.13 per share, the market price of our common stock on the date of grant. No options had vested with respect to the November 12, 2009 grant as of December 31, 2009. This option has a grant date FASB ASC Topic 718 fair value of $0.09 per share.

(4) Mr. O'Neill joined the company in January 2008 in connection with our acquisition of Entech, Inc. Pursuant to Mr. O'Neill's employment agreement, Mr. O'Neill is eligible to receive incentive compensation of 0.2% of the annual gross revenues of Entech, Inc. up to a total of $1,000,000. No such incentive compensation was paid to Mr. O'Neill for fiscal year 2008 or 2009.

(5) Mr. O'Neill was granted on September 4, 2008 an option to purchase 300,000 shares of our common stock at an exercise price of $0.46 per share, the market price of our common stock on the date of grant, in connection with his employment contract. This option vested with respect to 200,000 shares of our common stock as of December 31, 2009. This option has a grant date FASB ASC Topic 718 fair value of $0.24 per share. Mr. O'Neill was granted on May 27, 2009 an option to purchase 1,000,000 shares of our common stock at with an exercise price of $0.19 per share, the market price of our common stock on the date of grant. This option vested with respect to 125,000 shares of our common stock as of December 31, 2009. On November 12, 2009, this grant was modified by the Compensation Committee and the exercise price was changed to $0.15 per share. This option has a grant date FASB ASC Topic 718 fair value of $0.14 per share. The incremental fair value of this option, computed as of the modification date in accordance with FASB ASC 718 was $0. Mr. O'Neill was granted on November 12, 2009 an option to purchase 500,000 shares of our common stock with an exercise price of $0.13 per share, the market price of our common stock on the date of grant. No options had vested with respect to the November 12, 2009 grant as of December 31, 2009. This option has a grant date FASB ASC Topic 718 fair value of $0.09 per share.

(6) Mr. O'Neill received $22,572 in accrued, but unused vacation time, which was paid to him in cash in 2009.

(7) Mr. Rooney joined us on February 22, 2008 as Vice President, Engineering, Procurement and Construction. He was promoted to Chief Operating Officer on January 29, 2009.

(8) Mr. Rooney was granted on September 4, 2008 an option to purchase 300,000 shares of our common stock with an exercise price of $0.46 per share, the market price of our common stock on the date of grant. This option had vested with respect to 147,620 shares of our common stock as of December 31, 2009. This option has a grant date FASB ASC Topic 718 fair value of $0.27 per share. Mr. Rooney was granted on May 27, 2009 an option to purchase 600,000 shares of our common stock an exercise price of $0.19 per share, the market price of the Company's common stock on the date of grant. This option had vested with respect to 75,000 shares of our common stock as of December 31, 2009. On November 12, 2009, this grant was modified by the Compensation Committee and the exercise price was changed to $0.15 per share. This option has a grant date FASB ASC Topic 718 fair value of $0.14 per share. The incremental fair value of this option, computed as of the modification date in accordance with FASB ASC 718 was $0.

(9) The $70,687 represents an $800 automobile allowance for November and December 2008 and $69,887 for relocation expenses during 2008 paid in connection with Mr. Rooney's employment letter dated November 6, 2008. The $67,214 represents $4,800 for an auto allowance and $62,414 in relocation expenses during 2009 paid in connection with employment letter dated November 6, 2008.

The Company does not have a Pension Plan or Nonqualified Deferred Compensation Plan.

Narrative Disclosure to Summary Compensation Table

Mr. Gelbaum, our Chief Executive Officer and President, does not have an employment contract with the Company.

On January 25, 2008, we entered into an employment agreement with Mark J. O'Neill, providing for his employment as our President. The agreement has an initial term of 3 years and a perpetual 1-year renewal term. Either party may elect not to renew the agreement, upon written notice, 60 days prior to the expiration of the initial or renewal term. Mr. O'Neill's agreement provides for an annual base salary of $196,249, subject to annual upward adjustment by the Board, a variable performance bonus that may be awarded at the discretion of the Board, and options to purchase 300,000 shares of our common stock. Mr. O'Neill is also entitled to certain additional incentive compensation, calculated as 0.2% of gross revenues (as defined in Mr. O'Neill's employment agreement). This additional incentive compensation will be paid until the accumulated total of the additional incentive compensation paid to Mr. O'Neill equals $1,000,000. Under his employment agreement Mr. O'Neill is also entitled to participate in our benefits plans for employees and executives, to reimbursement of certain expenses and to paid time-off and holidays consistent with our vacation policies. Under his employment agreement, Mr. O'Neill agreed to a non-compete and a non-solicit during the severance period under the employment agreement or for twenty-four months if Mr. O'Neill voluntarily resigns, leaves without good reason or is terminated for cause. For information regarding any benefits paid to him upon his termination or a change in control, please see "Potential Payments upon Termination or Change in Control."

On January 30, 2008, we entered into an employment agreement with Sean C. Rooney, providing for his employment as our Executive Vice President of Engineering, Procurement and Construction Operations. Mr. Rooney's employment agreement was amended and restated in its entirety on November 6, 2008. Mr. Rooney's amended and restated employment agreement provides that he is an employee at-will. Mr. Rooney's agreement provides for an annual base salary of $185,000, subject to annual review and adjustment by the Board. Following his first year of employment, Mr. Rooney became eligible for an annual bonus, at the discretion of senior management, of up to 20% of his base salary, based upon achievement of individual and Company goals. Mr. Rooney is entitled to participate in our benefits plans for employees and executives, to paid time-off and holidays consistent with our vacation policies and to a car allowance of $400 per month. In addition, Mr. Rooney's employment agreement provided for reimbursement of up to $65,000 to cover relocation expenses. Under his employment letter, Mr. Rooney agreed to a non-solicit for the twelve months after his termination of employment. For information regarding any benefits paid to him upon his termination or a change in control, please see "Potential Payments upon Termination or Change in Control."

On November 12, 2009, the Compensation Committee took an action to amend all option awards granted by us between January 1, 2009 and November 11, 2009 to our employees, directors and named executive officers. The terms of these prior option awards were amended to provide for a new exercise price of $0.15 per share and a reduction in the vesting schedule from four years to three years. Amended option award agreements were executed with each of the option recipients.

FISCAL YEAR 2009 OUTSTANDING EQUITY AWARDS

The table below sets forth the outstanding stock option awards classified as exercisable and unexercisable as of December 31, 2009 for each of our named executive officers. There were no unvested stock awards as of December 31, 2009.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Dr. Frank W. Smith (1)	566,666	33,334(2)	0.39	2/11/17
	187,500	1,312,500(3)	0.15	5/26/19
	0	1,000,000(4)	0.13	11/11/19
Mark J. O'Neill	200,000	100,000(5)	0.46	9/3/18
	125,000	875,000(3)	0.15	5/26/19
	0	500,000(4)	0.13	11/11/19
Sean C. Rooney	147,620	152,380(5)	0.46	9/3/18
	75,000	525,000(3)	0.15	5/26/19

(1) Pursuant to a termination letter dated March 18, 2010 between Dr. Smith and the Company, all of Dr. Smith's options fully vested on April 1, 2010.

(2) These options, granted on February 12, 2007, have a 10-year term with 16.6% vested on August 2007 and the remainder vesting monthly in 30 equal installments beginning September 2007.

(3) These options, granted on May 27, 2009, have a 10-year term and an exercise price of $0.19 per share. On November 12, 2009, these grants were modified by the Compensation Committee and the exercise price was changed to $0.15 per share. The incremental fair value, computed as of the modification date in accordance with FASB ASC Topic 718 for these grants was $0. This option vested with respect to 12.5% of the underlying shares on November 1, 2009 and the remainder vest quarterly in 10 equal installments beginning on February 1, 2010.

(4) These options, granted on November 12, 2009, have a 10-year term with 16.7% vested on May 1, 2010 and the remainder vesting quarterly in 10 equal installments beginning on August 1, 2010.

(5) These options, granted on September 4, 2008, have a 10-year term. For Mr. O'Neill, 1/3 vested on the date of grant and the remaining options vested in two equal installments on January 1, 2009 and January 1, 2010. For Mr. Rooney, 33,335 options vested on the date of grant and the remaining options vest in equal installments beginning on October 1, 2008 until fully vested on August 1, 2011.

FISCAL YEAR 2009 DIRECTOR COMPENSATION

The following table and accompanying footnotes set forth information concerning the compensation paid to each of our nonemployee directors for fiscal year 2009.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
David Gelbaum	—	—	—	—
Peter L. Corsell(2)	—	371,001	—	371,001
David Field(3)	—	87,040	—	87,040
Joseph P. Bartlett(4)	—	—	—	—
David Anthony(5)	—	—	—	—
Jacob J. Worenklein(6)	—	84,000	—	84,000
Dr. Hong Hou(7)	—	—	—	—
Reuben F. Richards, Jr.(8)	—	—	—	—
Quentin T. Kelly(9)	—	—	—	—
Walter J. Hesse(10)	—	—	—	—

(1) This column represents the aggregate grant date fair value of options granted during the respective fiscal year in accordance with FASB ASC Topic 718. See Note 14 of our consolidated financial statements for the year ended December 31, 2009, included in our Annual Report on Form 10-K, for a discussion of the assumptions used in the respective valuations.

(2) Mr. Corsell became a member of the Board on February 19, 2009, as an appointee of The Quercus Trust. Mr. Corsell was granted on February 23, 2009 an option to purchase 3,000,000 shares of our common stock at an exercise price of $0.26 per share, the market price of our common stock on date of grant. On November 12, 2009, this grant was modified by the Compensation Committee and the exercise price was changed to $0.15 per share. The incremental fair value of this option, computed as of the modification date in accordance with FASB ASC 718 was $0.02. The aggregate number of option awards outstanding at fiscal year end for Mr. Corsell was 3,000,000.

(3) Mr. Field became a member of the Board on August 26, 2009 as an appointee of The Quercus Trust. Mr. Field was granted on November 12, 2009 an option to purchase 1,000,000 shares of our common stock at an exercise price of $0.13 per share, the market price of our common stock on that date. The aggregate number of option awards outstanding at fiscal year end for Mr. Field was 1,000,000.

(4) Mr. Bartlett became a member of the Board on January 12, 2009, as an appointee of The Quercus Trust. He resigned from the Board on March 19, 2009. Mr. Bartlett had no option awards outstanding as of the fiscal year end.

(5) Mr. Anthony became a member of the Board on February 20, 2008 as an appointee of The Quercus Trust. He resigned from the Board on February 23, 2010. Mr. Anthony had no option awards outstanding as of the fiscal year end.

(6) Mr. Worenklein became a member of the Board on March 24, 2009, as an appointee of The Quercus Trust. Mr. Worenklein was granted on May 27, 2009 an option to purchase 600,000 shares of our common stock at an exercise price of $0.19 per share, the market price of our common stock on date of grant. On November 12, 2009, this grant was modified by the Compensation Committee and the exercise price was changed to $0.15 per share. The incremental fair value of this option, computed as of the modification date in accordance with FASB ASC 718 was $0. The aggregate number of option awards outstanding at fiscal year end for Mr. Worenklein was 600,000. Mr. Worenklein resigned from the Board on February 8, 2010.

(7) Dr. Hou became a member of the Board on January 16, 2007. He resigned from the Board January 12, 2009. The aggregate number of option awards outstanding at fiscal year end for Dr. Hou was 100,000.

(8) Mr. Richards became a member of the Board on January 16, 2007. Mr. Richards resigned from the Board on January 12, 2009. The aggregate number of option awards outstanding at fiscal year end for Mr. Richards was 100,000.

(9) Mr. Kelly was our former Chief Executive Officer. Mr. Kelly resigned from the Board January 7, 2009. The aggregate number of option awards outstanding at fiscal year end for Mr. Kelly was 6,790,000.

(10) Dr. Hesse became a member of the Board on February 20, 2008. Dr. Hesse passed away February 25, 2009. The aggregate number of option awards outstanding at fiscal year end for Dr. Hesse was 300,000. These options were cancelled in February 2010.

Narrative Disclosure to Director Compensation Table

Members of the Board did not receive any cash compensation for their service in 2009. We did award options to certain members of the Board as indicated in the footnotes above. Directors are also reimbursed for expenses incurred in connection with their attendance at meetings. Directors who are also full-time employees receive no additional compensation or benefits for service on the Board or its committees.

Potential Payments Upon Termination Or Change In Control

The following section describes the benefits that may become payable to certain named executive officers in connection with a termination of their employment or a change in control of the Company. In addition to the benefits described below, outstanding equity-based awards held by our named executive officers may also be subject to accelerated vesting in connection with a change in control under the terms of the Stock Plan in the discretion of the Board.

Assumptions. As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the Named executive officers under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and/or change in control of the Company) occurred on the last business day of fiscal year 2009 and that the price per share of our common stock is equal to the fair market value of a share of our common stock as of that date.

Frank W. Smith

In connection with his resignation, Dr. Smith entered into a termination letter with us dated as of March 18, 2010, under which Dr. Smith is entitled to receive (i) the portion of his base salary earned and accrued but unpaid as of the date of termination plus a severance payment in an amount equal to six months of his annualized salary, paid semi-monthly and (ii) any earned but unpaid bonus or incentive payments, vacation pay and any deferred compensation. Dr. Smith is also entitled to reimbursement for any and all monies advanced or expenses incurred prior to the date of his termination in connection with his employment. In addition, all of Dr. Smith's stock options to acquire shares of our common stock accelerated and became fully vested and exercisable for a period of 10 years upon the effective date of his termination.

Mark J. O'Neill

Mr. O'Neill entered into an employment agreement with the Company on January 25, 2008, which provides for the following benefits

Severance Benefits. In the event Mr. O'Neill's employment is terminated by us pursuant to a termination for death, disability, without "cause" or for "good reason" (each as defined in Mr. O'Neill's employment agreement), Mr. O'Neill will be entitled to receive (i) his salary, paid semi-monthly, for the period remaining under Mr. O'Neill's three-year employment agreement, (ii) any earned but unpaid bonus payments and any deferred compensation, if any, and (iii) any earned but unused benefits and any vested pension and retirement benefits. If Mr. O'Neill is terminated by "mutual agreement" (as defined in his employment agreement) or upon death, he will be entitled to receive any earned but unused benefits and any vested pension and retirement benefits.

Treatment of Options upon Termination or Change of Control. Pursuant to his employment agreement, Mr. O'Neill was awarded an option to purchase 300,000 shares of our common stock. Pursuant to Mr. O'Neill's employment agreement, any unvested stock options will vest and become exercisable immediately in the event of his termination or a "change in control" (as defined in Mr. O'Neill's employment agreement). Under Mr. O'Neill's option agreements, if Mr. O'Neill becomes permanently and totally disabled or dies while an employee or while providing services to us, his options shall become fully exercisable and may be exercised within one year following the date of disability or death. If Mr. O'Neill retires with our written consent, his options will become fully exercisable and may be exercised within 90 days of such retirement.

Sean C. Rooney

Mr. Rooney entered into an amended and restated employment agreement with us on November 6, 2008, which provides for the following benefits.

Severance Benefits. In the event Mr. Rooney's employment is terminated during the employment term by us pursuant to a reduction in force or a termination without cause, pursuant to his employment contract, Mr. Rooney will be entitled to receive payment in an amount equal to 8 months of his base annual salary, payable semi-monthly.

Treatment of Options upon Termination or Change of Control. Mr. Rooney's employment agreement is silent as to treatment of options upon termination and change of control. Under Mr. Rooney's option agreements, if Mr. Rooney becomes permanently and totally disabled or dies while an employee or while providing services to us, his options shall become fully exercisable and may be exercised within one year following the date of disability or death. If Mr. Rooney should retire with our written consent, his options will become fully exercisable and may be exercised within 90 days of such retirement.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act, or Section 16(a), requires our directors, executive officers and holders of more than 10% of our common stock, or Reporting Persons, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of such securities. Reporting Persons are required by SEC rules to furnish us with copies of all Section 16(a) reports they file.

Based solely on a review of reports furnished to us during the 2008 and 2009 fiscal years or written representations from the Reporting Persons, we believe that none of our Reporting Persons failed to file on a timely basis reports required by Section 16(a) during the 2008 or 2009 fiscal years, with the following exceptions.

- David Gelbaum, The Quercus Trust and Monica Chavez Gelbaum filed (i) a late Form 4 on January 31, 2008, which reported one transaction; (ii) a late Form 4 on February 15, 2008, which reported two transactions; (iii) a late Form 4 on July 2, 2008, which reported two transactions; (iv) a late Form 4 on July 25, 2008, which reported two transactions; (v) a late Form 4 on August 22, 2008, which reported two transactions; (vi) a late Form 4 on November 19, 2008, which reported one transaction, as amended by a Form 4/A filed on December 4, 2008; (vii) a late Form 4 on February 3, 2009, which reported one transaction; (viii) a late Form 4 on February 18, 2009, which reported two transactions, (ix) an amended Form 4 on December 18, 2009, which reported five transactions; and (x) a late Form 4 on December 28, 2009, which reported two transactions.
- Sean Rooney filed (i) a late Form 3 on February 26, 2009; (ii) a late Form 4 on April 1, 2009, which reported one transaction; and (iii) a late Form 4 on June 18, 2009, which reported one transaction.

- Frank W. Smith filed (i) a late Form 3 on April 1, 2008; and (ii) a late Form 4 on June 18, 2009, which reported one transaction.
- Mark J. O'Neill filed a late Form 3 on June 17, 2009.
- Sandra Martin, former Chief Financial Officer, filed a late Form 3 on June 17, 2009.
- Kent J. Van Houten, former Chief Financial Officer and Vice President of the Company, filed a late Form 3 on February 13, 2009.
- James Schlafly Brown, a former Executive Vice President of the Company, filed (i) a late Form 4 on June 6, 2008, which reported twenty-seven transactions; and (ii) a late Form 4 on January 7, 2009, which reported eleven transactions.
- Robert Magyar, former Senior Vice President of Sales of the Company, failed to file (i) a Form 3 upon his appointment as Senior Vice President; (ii) a Form 4 reporting options granted on September 4, 2009; and (iii) a Form 4 reporting options granted on May 27, 2009. He resigned from the Company on July 23, 2009.
- David Anthony, a former director of the Company, filed a late Form 4 on November 19, 2008, which reported one transaction, as amended by a Form 4/A filed on December 4, 2008. He resigned from the Board on February 23, 2010.
- Hong Hou, a former director of the Company, failed to file a Form 4 reporting options granted on January 17, 2007. He resigned from the Board on January 12, 2009.
- Jacob Worenklein, a former director of the Company, (i) filed a late Form 3 on April 28, 2010; and (ii) a late Form 4 on April 28, 2010, which reported three transactions. He resigned from the Board on February 8, 2010.
- Walter Hesse, a former director of the Company, (i) filed a late Form 3 on September 24, 2008; and (ii) failed to file a Form 4 reporting options granted on September 4, 2009. Dr. Hesse passed away on February 25, 2009.
- Quentin Kelly, the former Chief Executive Officer, Chairman of the Board and director of the Company, failed to file a Form 3 upon his appointment as Director. Additionally, Mr. Kelly filed (i) a late Form 4 on February 19, 2008, which reported one transaction; (ii) a late Form 5 on February 19, 2008, which reported two transactions (iii) a late Form 4 on April 4, 2008, which reported four transactions; (iv) a late Form 4 on May 9, 2008, which reported one transaction; (v) a late Form 4 on June 3, 2008, which reported one transaction; (vi) a late Form 4 on June 11, 2008, which reported two transactions; (vii) a late Form 4 on June 23, 2008, which reported one transaction; (viii) a late Form 4 on July 3, 2008, which reported one transaction; and (ix) a late Form 4 on September 25, 2008, which reported one transaction. Mr. Kelly resigned as Chief Executive Officer on March 20, 2008 and resigned from the Board on January 7, 2009.
- Rueben F. Richards, Jr., a former director of the Company, failed to file a Form 4 reporting options granted on January 17, 2007. He resigned from the Board on January 12, 2009.
- Davinder Sethi, a former director of the Company, filed a late Form 4 on April 24, 2008, which reported one transaction. Mr. Sethi resigned from the Board on April 24, 2008.
- Harrison W. Wellford, a former director of the Company, filed (i) a late Form 3 on April 11, 2008; and (ii) a late Form 4 on April 11, 2008, which reported one transaction. Mr. Wellford resigned from the Board on April 24, 2008.
- Anand Rangarajan, a former Executive Vice President of the Company, filed (i) a late Form 4 filed on March 27, 2008, which reported nine transactions; and (ii) a late Form 4 on April 10, 2008, which reported four transactions. Mr. Rangarajan's employment with us was terminated effective March 26, 2008.

- Lange Shermerhorn, a former Director of the Company, filed a late Form 4 on March 19, 2008, which reported one transaction. Ms. Schermerhorn resigned from the Board on April 24, 2008.
- Larry Crawford, the former Chief Financial Officer of the Company, filed (i) a late Form 4 on February 13, 2008, which reported one transaction; and (ii) a late Form 4 on March 18, 2008, which reported one transaction. Mr. Crawford resigned as Chief Financial Officer on June 18, 2008.
- Robert A. Gunther, the former Senior Vice President and General Counsel of the Company, filed a late Form 3 on February 20, 2008. Mr. Gunther left the Company on May 1, 2009.

The Company intends to work with the above persons to prepare and file necessary Section 16 filings.

Related Party Transactions

Transactions between us and The Quercus Trust, the beneficial owner of approximately 54.09% of our voting securities, or between us and David Gelbaum, trustee of The Quercus Trust and our Chairman, President and Chief Executive Officer, are considered related party transactions. The following summarizes such transactions since the beginning of fiscal years 2009:

On February 13, 2009, The Quercus Trust agreed to cancel warrants to purchase 38,000,000 shares of common stock in accordance with the terms of a Warrant Cancellation Agreement. The Quercus Trust agreed to cancel these warrants in consideration for, among other things, our agreement to seek stockholder approval to increase the number of shares available under our 1999 Incentive Stock Option Plan from 50,000,000 to 80,000,000 shares. The warrants were cancelled upon approval by our stockholders of the increase in the number of shares available under our 1999 Incentive Stock Option Plan at the 2009 annual stockholders meeting.

On September 10, 2009, we borrowed $2,000,000 from The Quercus Trust pursuant to a convertible promissory note that accrued interest at 8% until converted to 25,498,630 shares of common stock on December 14, 2009.

On December 15, 2009, December 17, 2009 and December 22, 2009, we entered into Stock Purchase Agreements with The Quercus Trust pursuant to which we issued to The Quercus Trust an aggregate of 12,500,000 shares of common stock at $0.08 per share for a total of $1,000,000.

On January 1, 2010, January 14, 2010, January 29, 2010, February 8, 2010 and March 1, 2010, we entered into Stock Purchase Agreements with The Quercus Trust pursuant to which we issued to The Quercus Trust an aggregate of 40,625,000 shares of common stock at $0.08 per share for a total of $3,250,000.

On February 8, 2010, David Gelbaum, trustee of The Quercus Trust and our Chairman, became our Chief Executive Officer.

On March 19, 2010, we sold 150 shares of Series G preferred stock for $1.5 million in cash to The Quercus Trust. As part of the transaction, we also issued to The Quercus Trust a warrant to purchase 11,911,764 shares of common stock with an exercise price of $0.17 per share.

On April 30, 2010, we sold 20 shares of Series H preferred stock for $200,000 in cash to The Quercus Trust. As part of the transaction, The Quercus Trust received a warrant to purchase 2,076,923 shares of the Company's common stock at an exercise price of $0.13 per share.

On May 10, 2010, we sold 200 shares of Series H preferred stock to The Quercus Trust at $10,000 per share, for an aggregate purchase price of $2,000,000. In addition, The Quercus Trust received a warrant to purchase 22,500,000 shares of the our common stock at an exercise price of $0.12 per share.

On June 4, 2010, we sold 100 shares of Series I preferred stock to The Quercus Trust at $100 per share, for an aggregate purchase price of $10,000.

As the holder of all of our outstanding Series D preferred stock, The Quercus Trust has the right to vote together with the holders of common stock as a single class on all matters submitted for a vote of holders of common stock. In addition, for so long as The Quercus Trust's beneficial ownership (on a fully-diluted basis) does not fall below 10% of the then outstanding shares of common stock, The Quercus Trust has the exclusive right to elect two directors for election to the Board, and for so long as its beneficial ownership (on a fully-diluted basis) is between 5% and 10% of the then outstanding shares of common stock, The Quercus Trust has the exclusive right to elect one member of the Board. David Gelbaum and Peter Corsell are the directors elected by The Quercus Trust pursuant to its rights as holder of the Series D preferred stock.

As the holder of all of our outstanding Series I preferred stock, The Quercus Trust has the right to vote together with the holders of common stock as a single class on all matters submitted for a vote of holders of common stock. In addition, for so long as The Quercus Trust's beneficial ownership (on a fully-diluted basis) does not fall below 10% of the then outstanding shares of common stock, The Quercus Trust has the exclusive right to elect two directors for election to the Board, and for so long as its beneficial ownership (on a fully-diluted basis) is between 5% and 10% of the then outstanding shares of common stock, The Quercus Trust has the exclusive right to elect one member of the Board. David Field is the director elected to the Board by The Quercus Trust pursuant to its rights as holder of the Series I preferred stock.

Transactions with Mr. Kelly

On March 6, 2009, we finalized the sale to Mr. Kelly, our former Chief Executive Officer, of substantially all of the Mobile MaxPure assets and certain trademarks relating to our former names for $358,035. Mr. Kelly received a $225,000 purchase price credit and the parties agreed that the balance of the purchase price, $133,035, would be paid by Mr. Kelly through the reduction of Mr. Kelly's cash severance payments payable to him pursuant to the Separation Agreement and General Release that we entered into with Mr. Kelly on January 20, 2009.

On April 30, 2010, the Company issued 100,000 shares of its common stock to Mr. Kelly. The shares of common stock were issued to Mr. Kelly in connection with the settlement of certain obligations owed to Mr. Kelly under a Separation Agreement and General Release between Mr. Kelly and the Company.

PROPOSAL 1

ELECTION OF DIRECTORS

Mssrs. Gelbaum, Corsell, Field, and O'Neill have been nominated for election at the Annual Meeting. If elected at the Annual Meeting, they each will serve for a term of one year expiring on the date of the annual meeting of stockholders in 2011, or upon their successors being duly elected and qualified. Mr. O'Neill has been nominated for election by the Board. Mssrs. Gelbaum, Corsell and Field have been nominated by The Quercus Trust pursuant to its rights as holder of Series D preferred stock and Series I preferred stock described under the caption "Related Party Transactions."

In the event that any nominee is unable or unwilling to serve, the proxies reserve discretionary authority to vote for a substitute. Each of the nominees named above has consented to serve as a director and the Board has no reason to believe that any nominee will be unavailable for such service.

The Board has nominated the candidates described above and recommends a vote "**FOR**" each of the proposed nominees to the Board and the proxies will be so voted unless a contrary vote is indicated. Each director shall be (i) elected by a plurality of the total votes cast by the holders of the common stock and Series D preferred stock, on an as-converted basis, with respect to the election of Mr. O'Neill; (ii) by a plurality of the total votes cast by the holders of Series D preferred stock, voting as a single class, with respect to the election of Mssrs. Gelbaum and Corsell; and (iii) by a plurality of the total votes cast by the holders of Series I preferred stock, voting as a single class, with respect to the election of Mr. Field in each case as represented in person or by proxy and entitled to vote at the Annual Meeting.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE NOMINEES IDENTIFIED IN PROPOSAL 1.

PROPOSAL 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Amper, Politziner & Mattia, LLP to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2010. Amper, Politziner & Mattia, LLP has served as our independent registered public accounting firm since 2003. The Board has recommended that the stockholders ratify the appointment of Amper, Politziner & Mattia, LLP as our independent registered public accounting firm for the current year.

A representative of Amper, Politziner & Mattia, LLP is expected to be present at the Annual Meeting and will be afforded an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

Ratification by stockholders is not required. If Proposal 2 is not approved by the stockholders, the Board does not plan to change the appointment for fiscal year 2010 but will consider such vote in selecting our independent registered public accounting firm for fiscal year 2011.

Proposal 2 will be approved upon the affirmative vote of a majority of the votes represented in person or by proxy at the Annual Meeting and entitled to vote on such proposal.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 2.

Independent Auditor Fees

The following table presents fees billed for services rendered by Amper, Politziner & Mattia, LLP for the audit of our annual financial statements for the years ended December 31, 2009 and December 31, 2008.

Types of Fees	2009	2008
Audit Fees (1)	304,720	$353,195
Audit Related Fees (2)	22,405	$ 94,990
Tax Fees	—	—
All Other Fees (3)	52,850	—

(1) Audit fees for 2009 and 2008 were for professional services rendered for the audit of the Company's financial statements for the fiscal year and reviews of the Company's quarterly financial statements included in its Form 10-Q filings.
(2) Audit-related fees include professional services related to the audit of our financial statements, such as consultation on accounting standards or transactions.
(3) All other fees are for services related to Form S-1 and Form S-8 consents.

Pre-Approval Policy for Audit and Non-Audit Services

The Audit Committee must pre-approve all audit and non-audit services involving our independent registered public accounting firm. In addition to the audit work necessary for us to file required reports under the Exchange Act (i.e., quarterly reports on Form 10-Q and annual reports on Form 10-K), our independent registered public accounting firm may perform non-audit services, other than those prohibited by the Sarbanes-Oxley Act of 2002 and related SEC rules, provided they are pre-approved by the Audit Committee. The Audit Committee pre-approved all audit and non-audit services performed by our independent registered public accounting firm in 2009 and 2008.

REPORT OF THE AUDIT COMMITTEE

In fulfilling its oversight responsibility, the Audit Committee reviewed and discussed our audited 2009 year-end financial statements with management and with Amper, Politziner & Mattia, LLP, our independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm the matters to be discussed in accordance with Statement on Auditing Standards No. 61, as amended (Codification of Statement on Auditing Standards, AU380) as adopted by the Public Company Accounting Oversight Board in Rule 3200T. In addition, the Audit Committee received from the independent registered public accounting firm written disclosures and the letter required by the applicable standards of the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also discussed with the independent registered public accounting firm the auditors' independence from management and the Company, including a review of audit and non-audit fees and the matters covered by the written disclosures and letter provided by the independent registered public accounting firm.

The Audit Committee discussed with Amper, Politziner & Mattia, LLP the overall scope and plans for the audit. The Audit Committee met with Amper, Politziner & Mattia, LLP, with and without management present, to discuss the results of its audits and reviews, its evaluations of the Company and its personnel, our internal controls, and the overall quality of our financial reporting.

Based on the reviews and discussions referred to above, the Audit Committee reviewed and recommended to the Board that our audited 2009 year-end financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

The foregoing audit committee report shall not be deemed to be "soliciting material" or to be filed with the SEC, nor shall such information be incorporated by reference into any past or future filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent the Company specifically incorporates it by reference into such filing.

AUDIT COMMITTEE
David Field

PROPOSAL 3

TO APPROVE THE AMENDMENT AND RESTATEMENT OF OUR CERTIFICATE OF INCORPORATION

Proposal 3, if approved, will provide for the amendment and restatement of our current charter to increase the number of shares of common stock we are authorized to issue from 610,000,000 to 980,000,000 shares and to make certain other administrative and conforming changes.

The Board has determined that the proposed amendment and restatement of our charter is desirable and in the best interests of the stockholders for the reasons described below.

Increase in authorized common stock

The Board has approved, and has recommended to the Company's stockholders, an amendment to increase the number of authorized shares of common stock issuable under our charter from 610,000,000 to 980,000,000. This amendment would revise Article 4 of the charter to read as follows:

"Article IV. Authorized Capital. The total number of shares that may be issued by the Corporation is nine hundred ninety million (990,000,000), of which:

a) nine hundred eighty million (980,000,000) shares with a par value of one-tenth of one cent ($.001) per share shall be designated as Common stock; and

b) ten Million (10,000,000) shares with a par value of one cent ($.01) per share shall be designated as preferred stock.

The designations, preferences and relative participations, options or other rights or qualifications, limitations or restrictions thereof shall be fixed by resolution of the board of directors."

The following schedule indicates the number of shares of common stock outstanding as of the record date and issuable under outstanding options, warrants and convertible securities.

	As of June 15, 2010
Number of authorized common shares:	610,000,000
Less common shares outstanding:	321,708,091
Less potentially issuable common shares:	
Conversion of convertible preferred stock and warrants to acquire convertible preferred stock	65,764,927
Warrants to purchase common stock	82,942,438
Stock Options Issued but not Exercised	96,374,334
Rights Offering (Presuming maximum subscribed)	37,500,000
Available common shares to be issued:	5,710,210

The Board believes that the authorization of additional shares of common stock is necessary in order to seek to raise additional capital through the sale of stock. Presently, with no further financing, we anticipate we will run out of funds by December 31, 2010. Additional funds will be necessary to help develop and commercialize various new products and otherwise to execute on our business plan. We believe that the increased share authorization will provide us with an ability to: (i) seek to raise funds that may be necessary to further develop our core business, (ii) fund potential acquisitions, (iii) meet current working capital requirements through debt and/or equity financings, (iv) reserve sufficient shares pursuant to our stock plan, and (v) pursue other corporate purposes that may be identified by the Board. The Board will determine whether, when and on what terms the issuance of shares of common stock may be warranted in connection with any future actions. No further action nor authorization by stockholders would be necessary prior to issuance of the additional shares of common stock to be authorized, except as may be required for a particular transaction by our charter or by-laws, applicable law or regulatory agencies, or the rules of any stock exchange on which the Company's common stock may then be traded.

The future issuance of shares other than on a pro-rata basis to all stockholders would reduce the proportionate interest in the Company of each stockholder not acquiring additional shares. The holders of any of the additional shares of common stock issued in the future would have the same rights and privileges as the holders of the shares of common stock currently authorized and outstanding. Those rights do not include preemptive rights with respect to the future issuance of any additional shares.

The Board anticipates that we will issue additional shares of common stock and/or warrants to purchase common stock in exchange for additional funds. However, there are no such arrangements currently contemplated and there are no guarantees that any such funds will be available or, if available, whether such funds may be obtained on terms satisfactory us.

Although an increase in the authorized shares of common stock could, under certain circumstances, also be construed as having an anti-takeover effect (for example, by permitting easier dilution of the stock ownership of a person seeking to effect a change in the composition of the Board or contemplating a tender offer or other transaction resulting in the acquisition of the Company by another company), the proposed increase in authorized shares is not in response to any effort by any person or group to accumulate the Company's stock or to obtain control of the Company by any means. In addition, the proposal is not part of any plan by the Board to recommend or implement a series of anti-takeover measures.

Additional information concerning our capitalization, financial state and performance may be found in our annual report, a copy of which has been furnished with this proxy statement. The Company's financial statements and notes thereto for the 2009 fiscal year, together with the information contained in Items 5 and 7 of the Company's Annual Report on Form 10-K for the 2009 fiscal year are incorporated into this proxy statement by reference.

Administrative and Conforming Changes

The Board has also approved, and recommended that the stockholders approve, certain administrative and conforming changes to the charter. The full text of the charter, as proposed to be amended and restated, is attached to this proxy statement as Appendix A and is incorporated by reference into this discussion. This discussion is qualified in its entirety by reference to the full text of the charter, as proposed to be amended and restated.

If Proposal 3 is approved, as soon as practicable after the Annual Meeting, we intend to file the amended and restated charter with the Delaware Secretary of State.

Proposal 3 will be approved upon the affirmative vote of a majority of our outstanding common stock and Series D preferred stock, voting together as a single class, and 75% of our outstanding Series D preferred stock, voting as a separate class.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 3.

PROPOSAL 4

TO APPROVE AN AMENDMENT AND RESTATEMENT OF OUR 1999 INCENTIVE STOCK OPTION PLAN

Our success is largely dependent upon the efforts of our key employees, directors and consultants. In order to continue to attract, motivate and retain outstanding key employees, the Board believes it is essential to provide compensation incentives that are competitive with those provided by other companies. In addition, the Board believes it is important to further the identity of interests of key employees with those of our stockholders by encouraging their ownership of the Company's common stock. Accordingly, the Board has adopted a resolution proposing an amendment and restatement of the Stock Plan, that would, among other things, increase the number of shares of common stock issuable under the Stock Plan from 80,000,000 to 130,000,000 shares, restrict the conditions on which options issued under the Stock Plan are exercisable, limit the types of consideration optionees may submit as payment upon exercise of their stock options and make certain additional changes to clarify various provisions of the Stock Plan.

The following is a summary of certain material provisions of the Stock Plan as proposed to be amended and restated. The full text of the Stock Plan, as proposed to be amended and restated, is attached to this proxy statement as Appendix B and is incorporated by reference into this discussion. This discussion is qualified in its entirety by reference to the full text of the Stock Plan, as proposed to be amended and restated.

Categories of Awards Issuable Under the Stock Plan

Options. Under the Stock Plan, options covering shares of common stock may be granted to our key employees, directors and consultants. Options may be intended to qualify as incentive stock options, or ISOs, pursuant to Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code, or may be non-qualified stock options, or NQSOs. Unless modified by the Compensation Committee, options awarded under the Stock Plan are not exercisable for at least six months following the grant date, except in the case of the death or disability of the participant. Provided the stockholders approve the amendment and restatement of the Stock Plan, a maximum of 130,000,000 shares of common stock (subject to adjustment to prevent dilution) would be available for issuance under the Stock Plan. As of the record date, no shares of common stock remain available for issuance under the Stock Plan.

Restricted Stock. Under the Stock Plan, shares of common stock may be granted as restricted stock awards, or Restricted Stock. Participants receiving Restricted Stock awards are generally not required to pay for such shares. Restricted Stock granted under the Stock Plan may not be sold, pledged, assigned, or otherwise transferred until the termination of the applicable period of time or upon satisfaction of other conditions as determined by the Compensation Committee. Except in the case of death, disability or retirement of the recipient of the Restricted Stock award, no shares of Restricted Stock granted under the Stock Plan may be transferred until the expiration of at least six months following the grant date. In the event that a recipient of a Restricted Stock award terminates employment for any reason other than for death, disability or retirement, any shares of Restricted Stock still subject to restrictions as of the date of such termination shall automatically be forfeited and returned to the Company. Each recipient of a Restricted Stock grant is required to enter into an agreement setting forth the number of shares of Restricted Stock constituting the award and the period of time during which the transfer restrictions described above will apply, and such other provisions as the Compensation Committee shall determine.

Administration of the Stock Plan

The Stock Plan will be administered by the Compensation Committee of the Board. The Stock Plan provides that the Compensation Committee has full and final authority to interpret the Stock Plan and to select to whom awards may be granted, the number of shares of common stock with respect to each award, the exercise price or prices of each option, the vesting and exercise periods and such other terms and conditions of each award, if any, that are not inconsistent with the provisions of the Stock Plan.

Eligibility

Eligible participants in the Stock Plan are our and our subsidiaries' key employees, directors, and consultants as determined by the Compensation Committee. Currently, it is estimated that approximately 28 of our key employees, all of our directors and no consultants are eligible to participate in the Stock Plan. However, in no event shall the number of shares of stock covered by options or other awards granted to any one person in any one calendar year exceed 20,000,000 shares of stock (subject to adjustment pursuant to Section 4.3 of the Stock Plan, except that any such adjustment shall not apply for the purpose of options or awards to covered employees within the meaning of Section 162(m) of the Code intended to be or otherwise qualifying as qualified performance-based awards).

Terms of Options and Limitations of Right to Exercise

Under the Stock Plan, the exercise price of options will not be less than the fair market value of our common stock on the grant date (and not less than 110% of the then fair market value in the case of an ISO granted to an optionee owning 10% or more of our common stock). Options are not exercisable after 10 years from the grant date (or 5 years in the case of an ISO granted to an optionee owning 10% or more of our common stock) or such earlier date determined by the Board or the Compensation Committee.

The Stock Plan permits the exercise of options by payment of the exercise price in cash or by an exchange of shares of common stock owned by the optionee, or a combination of both, in an amount equal to the aggregate exercise purchase price for the shares subject to the options being exercised. An option may not be exercised except (i) by the optionee, (ii) by a person who has obtained the optionee's rights under the option by will or under the laws of descent and distribution, or (iii) by a permitted transferee as contemplated by the Stock Plan.

Pursuant to the Warrant Cancellation Agreement dated February 4, 2009, between us and The Quercus Trust, The Quercus Trust received the right to designate awards of options to purchase up to 3,000,000 shares of our common stock. At the request of The Quercus Trust, and pursuant to its rights under the Warrant Cancellation Agreement, on February 23, 2009 the Compensation Committee awarded to Peter Corsell options to purchase 3,000,000 shares of our common stock.

Term, Termination and Amendments

The Stock Plan terminates on February 4, 2014 unless sooner terminated by the Board. The Board may, in its discretion, terminate, amend, or modify the Stock Plan without stockholder approval except to the extent that such approval is otherwise required by the Code, by the rules promulgated under Section 16 of the Exchange Act, by the rules of any national securities exchange or system on which the common stock is then listed or reported, or by any regulatory body having jurisdiction over the Company.

Other than in the case of capital adjustments made to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by the Company, termination, amendment or modification of the Stock Plan by the Board shall not adversely affect any award previously granted under the Stock Plan, without the written consent of the award recipient.

Certain Federal Income Tax Consequences

The following is a brief and general summary of the United States Federal income tax consequences to participants in the Stock Plan based on the provisions of the Code and applicable Treasury regulations, administrative rulings and judicial decisions construing the provisions of the Code. The Code is subject to amendment, and to differing administrative or judicial interpretation. This summary describes only the principal tax consequences in the circumstances described and does not take into account special rules that might apply in limited cases (including, without limitation, an optionee or grantee that holds shares other than as a capital asset). This summary is intended for the information of stockholders considering how to vote and not as tax guidance to award recipients. Therefore, participants in the Stock Plan should consult their own tax advisors as to the specific consequences under federal tax law in their particular circumstances, and under other tax laws, such as foreign, state or local tax laws, which are not addressed here.

ISOs. Except with respect to participants who have to pay alternative minimum tax, there are no federal income tax consequences to the participant upon grant or exercise of an ISO. If the participant holds shares of common stock purchased pursuant to the exercise of an ISO for at least two years after the date the option was granted and at least one year after the exercise of the option, the subsequent sale of common stock will give rise to a long-term capital gain or loss to the participant. If the participant sells the shares of common stock within two years after the date an ISO is granted or within one year after the exercise of an option the participant will recognize compensation income in an amount equal to the difference between the fair market value at the exercise date and the option exercise price, and any additional gain or loss will be a capital gain or loss.

NQSOs. Generally, a participant will not be taxed at the time an NQSO is granted. In general, a participant exercising an NQSO will recognize compensation income equal to the excess of the fair market value on the exercise date of the stock purchased over the option price. Upon subsequent disposition of the stock purchased, the difference between the amount realized and the fair market value of the stock on the exercise date will constitute capital gain or loss.

Restricted Stock. Upon an award of restricted stock, the participant will not have taxable income unless he or she makes a valid election under Section 83(b) of the Code. However, as restrictions on shares of restricted stock lapse, such that the shares are no longer subject to a substantial risk of forfeiture, the participant generally will recognize compensation income equal to the excess, if any, of the fair market value of the shares at the date such restrictions lapse over the purchase price, if any, paid for the restricted stock. If a participant makes a valid election under Section 83(b) of the Code with respect to restricted stock, he or she generally will recognize compensation income at the date of issuance of the restricted stock in an amount equal to the excess, if any, of the fair market value of the shares at that date over the purchase price, if any, paid for the restricted stock.

Potential Deferred Compensation. For purposes of the foregoing summary of federal income tax consequences, we assumed that no award under the Stock Plan will be considered "deferred compensation" as that term is defined for purposes of recent federal tax legislation governing nonqualified deferred compensation arrangements, Section 409A of the Code, or, if any award were considered to any extent to constitute deferred compensation, its terms would comply with the requirements of that legislation (in general, by limiting any flexibility in the time of payment). If an award includes deferred compensation, and its terms do not comply with the requirements of the legislation, then such award will be taxable when it is earned and vested (even if not then payable) and the recipient will be subject to a 20% additional tax.

Section 162(m) Limitations on the Company's Tax Deduction. In general, whenever a recipient is required to recognize ordinary income in connection with an award, the Company will be entitled to a corresponding tax deduction. However, the Company will not be entitled to deductions in connection with awards under the Stock Plan to certain senior executive officers to the extent that the amount of deductible income in a year to any such officer, together with his or her other compensation from the Company exceeds the $1 million dollar limitation of Section 162(m) of the Code. Compensation which qualifies as "performance-based" is not subject to this limitation, however.

Change in Control

The Plan provides that, in the event of a "Change in Control" of the Company, the Compensation Committee, may: (i) accelerate the vesting of any stock options or the lapsing of transfer restrictions of any

Restricted Stock such that such options may be exercised or such Restricted Stock may be transferred in full; (ii) provide for the purchase or settlement of any such option by the Company; (iii) make such adjustment to any such option or Restricted Stock award then outstanding as the Committee deems appropriate to reflect the Change in Control; or (iv) cause any such option or Restricted Stock award then outstanding to be assumed, or new rights substituted for such securities, by the acquiring or surviving corporation in such Change in Control. As defined in the Stock Plan, a "Change in Control" includes, among other things, (i) if any stockholder, together with such stockholder's affiliates and related parties, becomes the direct or indirect beneficial owner of 20% or more of the combined voting power of the Company's then outstanding securities; (ii) if the composition of the Board shall change such that a majority of the Board shall no longer consist of directors who are "Continuing Directors" (as defined in the Stock Plan); (iii) if the Company consolidates with, or merges with, any other entity and the Company is not be the continuing or surviving corporation; or (iv) the Company sells or otherwise transfers 50% or more of the assets or earning power of the Company.

New Plan Benefits

Awards under the Stock Plan will be granted at the sole discretion of the Compensation Committee or the Board.

Therefore, we cannot determine at this time either the persons who will receive awards under the Stock Plan or the amount of any such awards. However, current benefits granted to our Named executive officers and all other employees would not have been increased if they had been made under the Stock Plan as it is proposed to be amended.

The following table sets forth information as of December 31, 2009 about shares of our common stock issuable upon exercise of outstanding options, warrants and rights and available for issuance under our existing equity compensation plan:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	31,385,334	$0.26	35,392,763(3)
Equity compensation plans not approved by security holders (2)	—	—	—
Total	31,385,334	$0.26	35,392,763(3)

(1) Consists of the Seventh Amended and Restated 1999 Incentive Stock Option Plan.

(2) We currently do not have in place any equity incentive plans that have not been previously approved by the Company's stockholders.

(3) Options available under the Seventh Amended and Restated 1999 Incentive Stock Option Plan.

Proposal 4 will be approved upon the affirmative vote of a majority of the votes represented in person or by proxy at the Annual Meeting and entitled to vote on such proposal.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" PROPOSAL 4

OTHER MATTERS

As of the date of this proxy statement, the Board knows of no matters to be presented for consideration at the Annual Meeting other than those referred to above. If (i) any matters not within the knowledge of the Board as of the date of this proxy statement should properly come before the Annual Meeting; (ii) a person not named herein is nominated at the Annual Meeting for election as a director because a nominee named herein is unable to serve or for good cause will not serve; (iii) any proposals properly omitted from this proxy statement and the form of proxy, subject to applicable laws and our charter and by-laws, should come before the Annual Meeting; or (iv) any matters should arise incident to the conduct of the Annual Meeting, then the proxies will be voted by the persons named in the form of proxy, or their substitutes acting thereunder, in accordance with the recommendations of the Board, or, if no such recommendations are made, in accordance with their best judgment.

STOCKHOLDER PROPOSALS FOR 2011 ANNUAL MEETING

The Board will consider for inclusion in the Company's proxy statement, and make provision for the presentation of proposals at our 2011 annual meeting of stockholders, proposals submitted by eligible stockholders who have complied with the Company's by-laws and the relevant rules and regulations of the SEC. Additionally, to be considered for inclusion in the Company's proxy statement and form of proxy, and to be properly presented at the 2011 annual meeting of stockholders, such proposals must be received by the Company no later than February 21, 2011, and no earlier than January 22, 2011.

STOCKHOLDERS SHARING AN ADDRESS OR HOUSEHOLD

Only one copy of our annual report and proxy statement is being delivered to multiple security holders sharing an address unless we have received instructions to the contrary from one or more of the stockholders.

We will deliver promptly upon written or oral request a separate copy of our annual report, proxy statement or Notice of Internet Availability to any stockholder at a shared address to which a single copy of any of those documents was delivered. To receive a separate copy of our annual report, proxy statement or Notice of Internet Availability, or if two stockholders sharing an address have received two copies of any of these documents and desire to only receive one, you may write to us, c/o Investor Relations, at our principal executive offices at 13301 Park Vista Boulevard, Suite 100, Fort Worth, Texas 76177 or call the Company at 817-224-3600.

MATERIAL INCORPORATED BY REFERENCE: FINANCIAL STATEMENTS AND RELATED INFORMATION

The Company's financial statements and notes thereto for the year 2009, which are located in Item 8 of the Company's Annual Report on Form 10-K for 2009, are incorporated into this proxy statement by reference, together with the information contained in Items 7 and 9 of the Company's Annual Report on Form 10-K for the year 2009.

APPENDIX A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ENTECH SOLAR, INC.

* * * * * *

ARTICLE ONE: Name of Corporation. The name of the corporation is Entech Solar, Inc. (the "Corporation").

ARTICLE TWO: Registered Office and Agent. The address of the Corporation's registered office in the State of Delaware is 25 Greystone Manor, in the City of Lewes, County of Sussex, Delaware, 19958-9776. The name of its registered agent at such address is Harvard Business Services, Inc.

ARTICLE THREE: Purpose. The purposes for which the Corporation is formed are to engage in any lawful act or activity for which corporations may be organized under the General Corporation law of the State of Delaware (the "Delaware GCL") and to possess and exercise all of the powers and privileges granted by such law and any other law of the State of Delaware.

ARTICLE FOUR: Authorized Capital. The total number of shares that may be issued by the Corporation is nine hundred ninety million (990,000,000), of which:

(a) nine hundred eighty million (980,000,000) shares with a par value of one-tenth of one cent ($0.001) per share shall be designated as Common Stock; and

(b) ten million (10,000,000) shares with a par value of one cent ($0.01) per share shall be designated as Preferred Stock.

The designations, preferences and relative participations, options, or other rights or qualifications, limitations or restrictions thereof shall be fixed by resolution of the Board of Directors of the Corporation.

ARTICLE FIVE: By-laws. The Board of Directors of the Corporation is authorized to adopt, amend or repeal the by-laws of the Corporation, except as otherwise specifically provided therein.

ARTICLE SIX: Election of Directors. The number, qualifications and classifications of directors of the Corporation shall be determined in the manner set forth in the Corporation's by-laws or as determined by resolution of the stockholders of the Corporation from time to time.

ARTICLE SEVEN: Right to Amend. The Corporation reserves the right to amend any provision contained in this Amended and Restated Certificate of Incorporation as the same may be in effect from time to time in the manner now or hereafter prescribed by law, and all rights conferred on stockholders or others hereunder are subject to such reservation.

ARTICLE EIGHT: Limitation on Liability. The directors of the Corporation shall be entitled to the benefits of all limitations on the liability of directors generally that are now or hereafter become available under the Delaware GCL. Without limiting the generality of the foregoing, no director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware GCL, or (iv) for any transaction from which the director derived an improper personal benefit. Any repeal or modification of this Article Nine shall be prospective only and shall not affect, to the detriment of any director, any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this __ day of ____, 2010.

/s/ DAVID GELBAUM

David Gelbaum
President and Chief Executive Officer

APPENDIX B

**ENTECH SOLAR, INC.
AMENDED AND RESTATED
1999 STOCK PLAN**

**ARTICLE I
Establishment, Purpose, and Duration**

1.1 *Establishment of the Plan.* Entech Solar, Inc., a Delaware corporation (the "Company"), previously established an equity compensation plan for the Company and its Subsidiaries known as the 1999 Incentive Stock Option Plan. The 1999 Incentive Stock Option Plan is hereby amended and restated"" as set forth in this document and shall be hereafter known as The Entech Solar, Inc. Amended and Restated 1999 Stock Plan (the "Plan"). Unless otherwise defined herein, all capitalized terms shall have the meanings set forth in Section 2.1 herein. The Plan permits the grant of Incentive Stock Options, Non-qualified Stock Options and Restricted Stock.

The Plan was adopted by the Board of Directors of the Company on April 30, 1999, and became effective on June 17, 1999 (the " Effective Date"). The Plan was amended in June 2001, June 2003, June 2004, September 2006, July 2007, June 2008, June 2009 and August 4, 2010.

1.2 *Purpose of the Plan.* The purpose of the Plan is to promote the success of the Company and its Subsidiaries by providing incentives to Key Personnel that will promote the identification of their personal interest with the long-term financial success of the Company and with growth in shareholder value. The Plan is designed to provide flexibility to the Company including its subsidiaries, in its ability to motivate, attract, and retain the services of Key Personnel upon whose judgment, interest, and special effort the successful conduct of its operation is largely dependent.

1.3 *Duration of the Plan.* The Plan shall commence on the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article XI herein, until February 4, 2014, at which time it shall terminate except with respect to Awards made prior to, and outstanding on, that date which shall remain valid in accordance with their terms.

**ARTICLE II
Definitions**

2.1 *Definitions.* Except as otherwise defined in the Plan, the following terms shall have the meanings set forth below:

a. "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 under the Exchange Act.

b. "Agreement" means a written agreement implementing the grant of each Award signed by an authorized officer of the Company and by the Participant.

c. "Award" means, individually or collectively, a grant under this Plan of Incentive Stock Options, Non-qualified Stock Options or Restricted Stock.

d. "Award Date" or "Grant Date" means the date on which an Award is made by the Committee under this Plan.

e. "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act.

f. "Board" or "Board of Directors" means the Board of Directors of the Company, unless otherwise indicated.

g. "Change in Control" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

(i) any Person (other than the Company, any Subsidiary, a trustee or other fiduciary holding securities under any employee benefit plan of the Company, or its Subsidiaries), who or which, together with all Affiliates and Associates of such Person, is or becomes the Beneficial Owner, directly or indirectly, of securities of the Company representing 20% or more of the combined voting power of the Company's then outstanding securities; or (ii) if, at any time after the Effective Date, the composition of the Board of Directors of the Company shall change such that a majority of the Board of the Company shall no longer consist of Continuing Directors; or (iii) if at any time, (1) the Company shall consolidate with, or merge with, any other Person and the Company shall not be the continuing or surviving corporation, (2) any Person shall consolidate with or merge with the Company, and the Company shall be the continuing or surviving corporation and, in connection therewith, all or part of the outstanding Stock shall be changed into or exchanged for stock or other securities of any other Person or cash or any other property, (3) the Company shall be a party to a statutory share exchange with any other Person after which the Company is a subsidiary of any other Person, or (4) the Company shall sell or otherwise transfer 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any Person or Persons.

h. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

i. "Committee" means the Board of Directors of the Company or a committee established by the Board to administer the Plan pursuant to Article III herein, all of the members of which shall be "non-employee directors" as defined in Rule 16b-3 under the Exchange Act or any similar or successor rule. There shall be no fewer than two, nor more than five, members on the Committee. Unless otherwise determined by the Board of Directors of the Company, the Compensation Committee shall constitute the Committee.

j. "Company" means Entech Solar, Inc. or any successor thereto as provided in Article XII herein.

k. "Continuing Director" means an individual who was a member of the Board of Directors of the Company on the Effective Date or whose subsequent nomination for election or re-election to the Board of Directors of the Company was recommended or approved by the affirmative vote of two-thirds of the Continuing Directors then in office.

l. "Exchange Act" means the Securities Exchange Act of 1934, as amended.

m. "Fair Market Value" of a Share means the fair market value as determined by the Committee in good faith.

n. "Incentive Stock Option" or "ISO" means an option to purchase Stock, granted under Article VI herein, which is designated as an incentive stock option and is intended to meet the requirements of Section 422 of the Code.

o. "Key Personnel" means an officer, director, consultant or key employee of the Company or its Subsidiaries, who, in the opinion of the Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company and its Subsidiaries.

p. "Non-qualified Stock Option" or "NQSO" means an option to purchase Stock, granted under Article VI herein, which is not intended to be an Incentive Stock Option.

q. "Option" means an Incentive Stock Option or a Non-qualified Stock Option.

r. "Participant" means a Key Personnel who is granted an Award under the Plan.

s. "Period of Restriction" means the period during which the transfer of Shares of Restricted Stock is restricted, pursuant to Article VIII herein.

t. "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including a "group" as defined in Section 13(d).

u. "Plan" means the Entech Solar, Inc. Amended and Restated 1999 Stock Plan, as described and as hereafter from time to time amended.

v. "Restricted Stock" means an Award of Stock granted to a Participant pursuant to Article VII herein.

w. "Stock" or "Shares" means the common stock of the Company.

x. "Subsidiary" shall mean a corporation at least 50% of the total combined voting power of all classes of stock of which is owned by the Company, either directly or through one or more of its Subsidiaries.

y. "Warrant Cancellation Agreement" means the Warrant Cancellation Agreement dated February 4, 2008, by and between the Company and The Quercus Trust.

ARTICLE III
Administration

3.1 *The Committee.* Except as otherwise reserved for consideration and approval by the Board of Directors, the Plan shall be administered by the Committee which shall have all powers necessary or desirable for such administration.

(a) Subject to the provisions of the Plan and the Warrant Cancellation Agreement, the Committee shall have the following plenary powers: (i) to establish, amend or waive rules or regulations for the Plan's administration; (ii) except in those instances in which a dispute arises, to construe and interpret the Agreements and the Plan; and (iii) to make all other determinations and take all other actions necessary or advisable for the administration of the Plan.

(b) (1) Subject to the provisions of the Plan and the Warrant Cancellation Agreement, the Committee shall have the following qualified powers that shall be subject to amendment and modification by the Board of Directors: (i) to determine the terms and conditions upon which the Awards may be made and exercised; (ii) to determine all terms and provisions of each Agreement, which need not be identical; (iii) to construe and interpret the Agreements and the Plan in the event of a dispute between the Participant and the Committee; and (iv) to accelerate the exercisability of any Award or the termination of any Period of Restriction.

(2) In approving the Committee's determinations or other recommendations under (b)(1), the Board of Directors may make such amendments, modifications or qualifications as it deems in the best interest of the Company, and the Board shall provide specific instructions to the Committee for implementation of the same.

(3) In its sole discretion, the Board of Directors may waive by resolution one or more of its approval rights under (b)(1) and authorize the Committee to proceed without seeking further approvals either on a case by case basis or permanently until further notice from the Board. Such waiver shall be communicated in writing to the Committee which shall maintain a permanent record of such waiver(s).

(4) Notwithstanding the foregoing, the Quercus Designated Options (as defined in Section 4.1) shall comply with the terms and conditions of the Warrant Cancellation Agreement.

(c) The express grant in this Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee, except as otherwise stated in paragraph 3.1(b).

3.2 *Selection of Participants.* Subject to the rights of the Quercus Trust to designate awards of options to purchase up to 3,000,000 shares of Stock pursuant to the Warrant Cancellation Agreement, the Committee shall have the authority to grant Awards under the Plan, from time to time, to such Key Personnel as may be selected by it. Each Award shall be evidenced by an Agreement.

3.3 *Decisions Binding.* All determinations and decisions made by the Board or the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding with respect to Options.

3.4 *Rule 16b-3 Requirements.* Notwithstanding any other provision of the Plan, the Board or the Committee may impose such conditions on any Award, and amend the Plan in any such respects, as may be required to satisfy the requirements of Rule 16b-3, as amended (or any successor or similar rule), under the Exchange Act.

3.5 *Indemnification of Committee.* In addition to such other rights of indemnification as they may have as directors or as members of the Committee, the members of the Committee shall be indemnified by the Company against reasonable expenses, including attorneys' fees, actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted or made hereunder, and against all amounts reasonably paid by them in settlement thereof or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company and its Subsidiaries.

ARTICLE IV
Stock Subject to the Plan

4.1 *Number of Shares.* Subject to adjustment as provided in Section 4.3 herein, the maximum aggregate number of Shares that may be issued pursuant to Awards made under the Plan (including pursuant to Incentive Stock Options) shall not exceed 130,000,000 provided that, with respect to 20,000,000 of such shares, Options (the "Quercus Designated Options") shall be granted only to the extent that the Company determines that the fair market value of such Options does not exceed the fair market value of the warrants cancelled by the Company pursuant to the Warrant Cancellation Agreement. No more than one-third of the aggregate number of such Shares shall be issued in connection with Restricted Stock Awards. Except as provided in Sections 4.2 herein, the issuance of Shares in connection with the exercise of, or as other payment for Awards under the Plan shall reduce the number of Shares available for future Awards under the Plan. In no event shall the number of shares of stock covered by options or other awards granted to any one person in any one calendar year exceed 20,000,000 shares of stock (subject to adjustment pursuant to Section 4.3 herein, except that any such adjustment shall not apply for the purpose of options or awards to covered employees within the meaning of Section 162(m) of the Code intended to be or otherwise qualifying as qualified performance-based awards).

4.2 *Lapsed Awards or Forfeited Shares.* If any Award granted under this Plan is cancelled, terminates, expires, or lapses for any reason other than by virtue of exercise of the Award, or if Shares issued pursuant to Awards are forfeited, any Stock subject to such Award again shall be available for the grant of an Award under the Plan.

4.3 *Capital Adjustments.* The number and class of Shares subject to each outstanding Award, the Option Price and the aggregate number and class of Shares for which Awards thereafter may be made shall be subject to such adjustment, if any, as the Committee in its sole discretion deems appropriate to reflect such events as stock dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by the Company.

ARTICLE V
Eligibility

Persons eligible to participate in the Plan include all employees of the Company and its Subsidiaries who, in the opinion of the Committee, are Key Personnel.

ARTICLE VI
Stock Options

6.1 *Grant of Options.* Subject to the terms and provisions of the Plan, Options may be granted to Key Personnel at any time and from time to time as shall be determined by the Committee or pursuant to the Warrant

Cancellation Agreement. Subject to the terms and provisions of the Plan, the Committee shall have complete discretion in determining the number of Shares subject to Options granted to each Participant, provided, however, that the aggregate Fair Market Value (determined at the time the Award is made) of Shares with respect to which any Participant may first exercise ISOs granted under the Plan during any calendar year may not exceed $100,000 or such amount as shall be specified in Section 422 of the Code and rules and regulation thereunder.

6.2 *Option Agreement.* Each Option grant shall be evidenced by an Agreement that shall specify the type of Option granted, the Option Price (as hereinafter defined), the duration of the Option, the number of Shares to which the Option pertains, any conditions imposed upon the exercisability of Options in the event of retirement, death, disability or other termination of employment, and such other provisions as the Committee shall determine. The Agreement shall specify whether the Option is intended to be an Incentive Stock Option within the meaning of Section 422 of the Code, or Nonqualified Stock Option not intended to be within the provisions of Section 422 of the Code.

6.3 *Option Price.* The exercise price per share of Stock covered by an Option (" Option Price") shall be determined by the Committee subject to the following limitations. The Option Price shall not be less than 100% of the Fair Market Value of such Stock on the Grant Date. An ISO granted to an employee who, at the time of grant, owns (within the meaning of Section 425(d) of the Code) Stock possessing more than 10% of the total combined voting power of all classes of Stock of the Company, shall have an Option Price which is at least equal to 110% of the Fair Market Value of the Stock.

6.4 *Duration of Options.* Each Option shall expire at such time as the Committee shall determine at the time of grant provided, however, that no ISO shall be exercisable later than the tenth (10th) anniversary date of its Award Date.

6.5 *Exercisability.* Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine, which need not be the same for all Participants. No Option, however, shall be exercisable until the expiration of at least six months after the Award Date, except such limitation shall not apply in the case of the death or disability of the Participant and except that the Compensation Committee may waive or vary this provision in its sole discretion.

6.6 *Method of Exercise.* Options shall be exercised by the delivery of a written notice to the Company in the form prescribed by the Committee setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares. The Option Price shall be payable to the Company in full either in cash or by delivery of Shares of Stock valued at Fair Market Value at the time of exercise or by a combination of the foregoing. As soon as practicable, after receipt of written notice and payment, the Company shall deliver to the Participant, stock certificates in an appropriate amount based upon the number of Options exercised, issued in the Participant's name. No Participant who is awarded Options shall have rights as a shareholder until the date of exercise of the Options.

6.7 *Restrictions on Stock Transferability.* The Committee shall impose such restrictions on any Shares acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under the applicable Federal securities law, under the requirements of the Financial Industry Regulatory Authority or any stock exchange upon which such Shares are then listed and under any blue sky or state securities laws applicable to such Shares.

6.8 *Nontransferability of Options.* No Option granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

ARTICLE VII
Restricted Stock

7.1 *Grant of Restricted Stock.* Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant shares of Restricted Stock under the Plan to such Participants and in such amounts as it shall determine. Participants receiving Restricted Stock Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services.

7.2 *Restricted Stock Agreement.* Each Restricted Stock grant shall be evidenced by an Agreement that shall specify the Period of Restriction, the number of shares of Restricted Stock granted, and such other provisions as the Committee shall determine.

7.3 *Transferability.* Except as provided in this Article VII and subject to the limitation in the next sentence, the Shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or upon earlier satisfaction of other conditions as specified by the Committee in its sole discretion and set forth in the Agreement. No shares of Restricted Stock shall be sold until the expiration of at least six months after the Award Date, except that such limitation shall not apply in the case of death or disability of the Participant. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

7.4 *Other Restrictions.* The Committee shall impose such other restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws, and may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions.

7.5 *Certificate Legend.* In addition to any legends placed on certificates pursuant to Section 7.4 herein, each certificate representing shares of Restricted Stock granted pursuant to the Plan shall bear the following legend:

> "The sale or other transfer of the Shares of Stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer set forth in the Entech Solar, Inc. Amended and Restated1999 Stock Plan, in the rules and administrative procedures adopted pursuant to such Plan, and in an Agreement dated __________. A copy of the Plan, such rules and procedures, and such Agreement may be obtained from the Secretary of Entech Solar, Inc."

7.6 *Removal of Restrictions.* Except as otherwise provided in this Article, Shares of Restricted Stock covered by each Restricted Stock Award made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction. Once the Shares are released from the restrictions, the Participant shall be entitled to have the legend required by Section 7.5 herein removed from his Stock certificate.

7.7 *Voting Rights.* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

7.8 *Dividends and Other Distributions.* During the Period of Restriction, Participants holding shares of Restricted Stock granted hereunder shall be entitled to receive all dividends and other distributions paid with respect to those shares while they are so held. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability as the Shares of Restricted Stock with respect to which they were distributed.

7.9 *Termination of Employment Due to Retirement.* Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment with the Company or one of its Subsidiaries because of normal retirement (as defined in the rules of the Company in effect at the time), any remaining Period of

Restriction applicable to the Restricted Stock pursuant to Section 7.3 herein shall automatically terminate and, except as otherwise provided in Section 7.4 herein the Restricted Stock shall thereby be free of restrictions and freely transferable. Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment with the Company because of early retirement (as defined in the rules of the Company in effect at the time), the Committee, in its sole discretion, may waive the restrictions remaining on any or all Shares of Restricted Stock pursuant to Section 7.3 herein and add such new restrictions to those Shares of Restricted Stock as it deems appropriate.

7.10 *Termination of Employment Due to Death or Disability.* In the event a Participant's employment is terminated because of death or disability during the Period of Restriction, any remaining Period of Restriction applicable to the Restricted Stock pursuant to Section 7.3 herein shall automatically terminate and, except as otherwise provided in Section 7.4 herein the shares of Restricted Stock shall thereby be free of restrictions and fully transferable.

7.11 *Termination of Employment for Other Reasons.* Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment with the Company for any reason other than for death, disability, or retirement, as set forth in Sections 7.9 and 7.10 herein, during the Period of Restriction, then any shares of Restricted Stock still subject to restrictions as of the date of such termination shall automatically be forfeited and returned to the Company.

ARTICLE VIII
Change in Control

In the event of a Change in Control of the Company, the Committee, as constituted before such Change in Control, in its sole discretion may, as to any outstanding Award, either at the time the Award is made or any time thereafter, take any one or more of the following actions: (i) provide for the acceleration of any time periods relating to the exercise or realization of any such Award so that such Award may be exercised or realized in full on or before a date initially fixed by the Committee; (ii) provide for the purchase or settlement of any such Award by the Company, upon a Participant's request, for an amount of cash equal to the amount which could have been obtained upon the exercise of such Award or realization of such Participant's rights had such Award been currently exercisable or payable; (iii) make such adjustment to any such Award then outstanding as the Committee deems appropriate to reflect such Change in Control; or (iv) cause any such Award then outstanding to be assumed, or new rights substituted therefor, by the acquiring or surviving corporation in such Change in Control.

ARTICLE IX
Modification, Extension and Renewals of Awards

Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Awards, or, if authorized by the Board of Directors, accept the surrender of outstanding Awards (to the extent not yet exercised) granted under the Plan and authorize the granting of new Awards pursuant to the Plan in substitution therefor, and the substituted Awards may specify a lower exercise price than the surrendered Awards, a longer term than the surrendered Awards or may contain any other provisions that are authorized by the Plan. The Committee may also modify the terms of any outstanding Agreement. Notwithstanding the foregoing, however, no modification of an Award, shall, without the consent of the Participant, adversely affect the rights or obligations of the Participant.

ARTICLE X
Amendment, Modification and Termination of the Plan

10.1 *Amendment, Modification and Termination.* At any time and from time to time, the Board of Directors may terminate, amend, or modify the Plan. Such amendment or modification may be without shareholder approval except to the extent that such approval is required by the Code, pursuant to the rules under Section 16 of the Exchange Act, by any national securities exchange or system on which the Stock is then listed or reported, by any regulatory body having jurisdiction with respect thereto or under any other applicable laws, rules or regulations.

10.2 *Awards Previously Granted.* No termination, amendment or modification of the Plan other than pursuant to Section 4.3 herein shall in any manner adversely affect any Award theretofore granted under the Plan, without the written consent of the Participant.

ARTICLE XI
Withholding

11.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, State and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of this Plan.

11.2 *Stock Withholding.* With respect to withholding required upon the exercise of Nonqualified Stock Options, or upon the lapse of restrictions on Restricted Stock, or upon the occurrence of any other similar taxable event, Participants may elect, subject to the approval of the Committee, to satisfy the withholding requirement, in whole or in part, by having the Company withhold Shares of Stock having a Fair Market Value equal to the minimum statutory amount required to be withheld. The value of the Shares to be withheld shall be based on Fair Market Value of the Shares on the date that the amount of tax to be withheld is to be determined. All elections shall be irrevocable and be made in writing, signed by the Participant on forms approved by the Committee in advance of the day that the transaction becomes taxable.

ARTICLE XII
Successors

All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE XIII
General

13.1 *Requirements of Law.* The granting of Awards and the issuance of Shares of Stock under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or self regulatory organizations (i.e. exchanges) as may be required.

13.2 *Effect of Plan.* The establishment of the Plan shall not confer upon any Key Personnel any legal or equitable right against the Company, a Subsidiary or the Committee, except as expressly provided in the Plan. The Plan does not constitute an inducement or consideration for the employment of any Key Personnel, nor is it a contract between the Company or any of its Subsidiaries and any Key Personnel. Participation in the Plan shall not give any Key Personnel any right to be retained in the service of the Company or any of its Subsidiaries.

13.3 *Creditors.* The interests of any Participant under the Plan or any Agreement are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered.

13.4 *Governing Law.* The Plan, and all Agreements hereunder, shall be governed, construed and administered in accordance with and governed by the laws of the State of Delaware and the intention of the Company is that ISOs granted under the Plan qualify as such under Section 422 of the Code.

13.5 *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

APPENDIX C





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Electronic Voting Instructions

You can vote by Internet or telephone!
Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the two voting methods outlined below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 12:00 p.m., Central Time, on August 3, 2010.



Vote by Internet

- Log on to the Internet and go to **www.envision reports.com/ENSL**
- Follow the steps outlined on the secured website.



Vote by telephone

- Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada any time on a touch tone telephone. The is **NO CHARGE** to you for the call.
- Follow the instructions provided by the recorded message.

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas.



Annual Meeting Proxy Card

1234 5678 9012 345

▼ **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** ▼

A **Proposals — The board of directors recommends a vote FOR Item 1, 2, 3 and 4.**

\+

1. Elect four directors to hold office for terms of one year and until their successors are elected and qualified.

Directors to be elected by the holders of common stock and Series D preferred stock:

	For	Withhold
01 - Mark J. O'Neill	☐	☐

Directors to be elected by the holders of Series D preferred stock only:

	For	Withhold
02 - David Gelbaum	☐	☐
03 - Peter L. Corsell	☐	☐

Directors to be elected by the holders of Series I preferred stock only:

	For	Against	Abstain
2. Ratification of the selection of Amper, Politziner & Mattia, LLP as the independent registered public accountants for 2010.	☐	☐	☐
3. Approval of the amendment and restatement of Entech Solar, Inc.'s Certificate of Incorporation to increase the number of authorized shares of common stock from 610,000,000 to 980,000,000 shares, and to make certain other administrative and conforming changes.	☐	☐	☐
4. Approval of the amendment and restatement of the Seventh Amended and Restated 1999 Incentive Stock Option Plan to, among other things, increase the number of shares of common stock issuable thereunder from 80,000,000 to 130,000,000 shares and to make certain additional changes as are described further in the accompanying proxy statement.	☐	☐	☐

This proxy when properly executed will be voted in the manner directed herein. If no direction is made, this proxy will be voted FOR Items 1, 2, 3 and 4.

	For	Withhold
04 - David Field	☐	☐

IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.



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017MOB

2010 Annual Meeting of
Entech Solar Stockholders
August 4, 2010 9:00 a.m. Local Time
Entech Solar Headquarters
13301 Park Vista Boulevard, Suite 100, Fort Worth, TX 76177
Upon arrival, please present this admission ticket
and photo identification at the registration desk.

▼ IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — Entech Solar, Inc.

+

PROXY SOLICITED ON BEHALF OF ENTECH SOLAR, INC. BOARD OF DIRECTORS

Annual Meeting of Stockholders — August 4, 2010

David Gelbaum and Charles Michel, with power of substitution, are hereby appointed proxies of the undersigned to vote all shares of common stock of Entech Solar, Inc. owned by the undersigned at the annual meeting of stockholders to be held in Fort Worth, Texas, on August 4, 2010, including any continuation of the meeting caused by any adjournment, or any postponement of the meeting, upon such business as may properly come before the meeting, including items as specified on the reverse side.

Shown on this card are all shares of common stock registered in your name. The shares represented hereby will be voted in accordance with the directions given by the stockholder. If a properly signed proxy is returned without choices marked the shares represented by this proxy registered in your name will be voted FOR Items 1, 2, 3 and 4 (unless otherwise directed).

In their discretion, the Proxies are authorized to vote such other business as may properly come before the meeting, including any continuation of the meeting caused by any adjournment, or any postponement of the meeting.

Please mark, date, sign, and promptly return this proxy in the enclosed envelope, which requires no postage if mailed in the U.S., or grant your proxy via telephone or Internet as described on the reverse side.

YOUR VOTE IS IMPORTANT. THANK YOU FOR VOTING.

B Non-Voting Items

Change of Address — Please print your new address below.

Annual Report
Mark the box to the right if you would like to stop receiving an Annual Report. ☐

Meeting Attendance
Mark the box to the right if you plan to attend the Annual Meeting. ☐

C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

This proxy revokes all prior dated proxies. The signer hereby acknowledges receipt of Entech Solar, Inc.'s proxy statement dated June 21, 2010.
NOTE: Please sign exactly as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

■ **IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.** +

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

Commission file number: 000-16936

Entech Solar, Inc.
(Exact name of registrant as specified in its Charter)

Delaware	**33-0123045**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)
13301 Park Vista Blvd, Suite 100, Fort Worth, Texas	**76177**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code **(817) 224-3600**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant has (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

On June 30, 2009 the aggregate market value of the voting and non-voting stock held by non-affiliates of the registrant was approximately $35,944,176.

As of March 19, 2010 the Registrant had outstanding 284,648,566 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's definitive proxy statement for the registrant's 2010 Annual Meeting of Stockholders for the fiscal year ended December 31, 2009 are incorporated by reference in Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

PART I.

ITEM 1. BUSINESS

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which are subject to risks, uncertainties and assumptions that are difficult to predict. All statements in this Annual Report on Form 10-K, other than statements of historical fact, are forward-looking statements. The forward-looking statements include statements, among other things, concerning our business strategy, including anticipated trends and developments in and management plans for, our business and the markets in which we operate; future financial results, operating results, revenues, gross profit, operating expenses, products, projected costs and capital expenditures; research and development programs; sales and marketing initiatives; timing for product launches; competition; our estimate that the SolarVolt™ technology will use about 95% less silicon material than conventional photovoltaic energy systems; the designs of our products and systems; our estimate that ThermaVolt™ and SolarVolt™ will perform well in locations with above-average sunlight; our plan to focus only on particular regions of the United States for customers and sales; our expectation of typical system sizes for ThermaVolt™ and SolarVolt™ installations; our intent to sell through third parties such as solar integrators and project developers; our plan to outsource manufacturing; our anticipated prospective customer base; our pending and planned patent, copyright, and trademark applications; our plans and means to protect key ideas and processes; our reviews of a prospective vendor's suitability; our attempts to develop alternative sources of components; the existence and status of government rebates, incentives, and regulations; the possible complexities of navigating both Federal and State-level regulatory systems; possible changes in laws, court rulings, or administrative guidelines; the competitiveness of key labor markets; our analysis of potential risks; our projections regarding needs for financing; projections of revenues; our projected potential risks from possible future mergers; prospective demand for our products; possible economic or other insecurity; possible losses from exchange rate fluctuations; possible changes in value of, or difficulty selling, our stock classes; possible future restrictions on our ability to pay dividends; foreseeable obstacles to a takeover that some shareholders may favor or circumstances; events or circumstances that may discourage bids for a takeover; possible material changes in valuation of assets; potential obstacles to shareholders changing the management of the company; our plans to attract and retain key employees; the possibility that we may not maintain adequate controls over financial reporting; the need to protect intellectual property rights and defend against intellectual property lawsuits; the need to continue to develop our technology; our plan to fabricate high quality products at low costs ; our ability to maintain low costs per unit; delays in manufacturing that could negatively impact our business; interruptions in our supply chain; the possibility of the cost of materials dropping and more competitors entering the market; our ability to obtain performance bonding and potential exclusion from bidding on projects; possible delays in construction due to weather, permits and approvals, or materials; potential operational risks of our complex solar technology; the possibility that our designs do not meet required certification criteria; the risks of warranty and product liability claims; our anticipated competition from traditional electricity producers; our plan to become a leading developer of renewable energy technologies for certain markets; our belief that we can become a leading energy solutions supplier to certain clients; our expectation of no significant revenues in 2010 or until our next generation products are commercialized; our belief that we can provide efficient and cost-effective energy solutions; our belief that the long-term prospects for solar energy are very good; our belief that we have the technology, skills and experience to become a market leader in our industry; our expectation of increased spending on research and development; our plan to continue raising funds through sales of capital stock; our anticipation of running out of funds, with no further financing, by the end of fiscal 2010; our goal of enhancing our technologies to meet the needs of potential customers; and our anticipated competition from other solar-power electricity producers. In some cases, you can identify these statements by forward-looking words, such as "estimate", "expect", "anticipate", "project", "plan", "intend", "believe", "forecast", "foresee", "likely", "may", "should", "goal", "target", "might", "will", "could", "predict", "strategy", "seek", "focus", "prospective", and "continue", the negative or plural of these words and other comparable terminology. Our forward-looking statements are only predictions based on our current expectations and our projections about future events. All forward-looking statements included in this Annual Report on Form 10-K are based upon information available to us as of the filing date of this Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these forward-looking statements, except as required by law. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed in the section entitled "Item 1A: Risk Factors" and elsewhere in this Annual Report on Form 10-K. You should carefully consider the risks and uncertainties described herein.

OVERVIEW

We plan to become a leading developer of renewable energy technologies for the commercial, industrial and utility markets. Our designs in concentrating solar modules provide both electricity and thermal energy as part of our ThermaVolt™ product line and electricity only as part of our SolarVolt™ product line. In January 2010, we launched our patented, state-of-the-art collimating tubular skylight that we believe provides superior light output and optical efficiency for commercial and green building initiatives.

Our target customers will be both distributors and end-users of energy who are interested in reducing their energy costs, environmental impact, and the variability of their monthly electricity and natural gas cost due to the volatility associated with these energy supplies. We believe we can become a leading energy solutions supplier to industrial, commercial and public sector clients.

We did not have significant revenues from operations during 2009, nor do we expect to have significant revenues in 2010, because our primary focus is on developing and commercializing our next-generation technologies so that we are able to supply two renewable energy outputs - electricity and hot water - at competitive prices through our patented ThermaVolt™ and electricity-only through our patented SolarVolt™ products. We believe that providing electricity only and electricity and hot water will give customers energy solutions that are more efficient and cost-effective.

On January 28, 2008, we completed the acquisition of ENTECH, Inc. ("ENTECH"), a Keller, Texas company which previously operated for 25 years in the concentrating photovoltaic ("CPV") industry. ENTECH received development funding from and/or installed CPV systems for NASA, Sandia National Laboratories, Department of Energy, Department of Defense and major U.S. utilities and corporations.

In the first quarter of 2009, we transitioned from the flat-plate solar installation business and suspended manufacturing start-up activities associated with our first-generation CPV products. During the twelve months ended December 31, 2009, we recorded a non-cash impairment charge totaling $7.0 million for manufacturing equipment, inventory and leasehold improvements directly related to our decision to suspend manufacturing at our Texas plant for first generation equipment and instead focus our effort on developing our next generation CPV products. Our primary business strategy is to develop new solar energy products and services based upon ENTECH CPV technology. We seek to leverage the combined technologies of our legacy Engineering, Procurement, and Construction ("EPC") business and the technologies obtained from the acquisition of ENTECH to become a leading supplier of CPV energy solutions. We are developing next generation ENTECH CPV technology to improve our ThermaVolt™ and SolarVolt™ product lines as part of providing CPV energy solutions primarily to solar integrators. Also, we are focused on becoming a low-cost leader in the solar industry enabling customers to significantly reduce their current costs for electric and thermal energy.

We believe that the long term prospects for solar technologies are very good in light of reductions in the cost of solar energy volatile prices for non-renewable energy sources such as oil and natural gas, current and anticipated federal and state legislation regulating carbon emissions and the use of fossil fuels, and government incentives for solar energy (both electric and thermal). We believe that we have the technology, skills and experience necessary to become a market leader in the CPV industry.

CORPORATE HISTORY

We were incorporated in the state of Nevada on April 3, 1985 under the name Golden Beverage Company. In April 1997, we entered into a reverse merger transaction with WorldWater, Inc., a Delaware corporation formed in January 1984. Following the merger transaction, we operated under the name of WorldWater Corp. and engaged exclusively in the solar/water power industry. In June 2000, we changed our state of incorporation from Nevada to Delaware and in June 2005 we changed our corporate name to WorldWater & Power Corp. Effective September 7, 2007, we changed our name to WorldWater & Solar Technologies Corp. We acquired ENTECH, Inc. on January 28, 2008. On January 12, 2009, we changed our name to Entech Solar, Inc. Our stock is publicly traded on the OTC Bulletin Board under the symbol ENSL.OB.

PRODUCTS

Our products will incorporate the ENTECH CPV technology. We believe this technology can be used to develop low-cost solar energy products and systems that are highly scalable, in part due to reduced requirements for solar cell materials such as silicon or multi-junction cells. As a result, we believe ENTECH solar modules can generate the same electrical power as non-concentrating solar cells but with much less silicon, a raw material often which is relatively expensive and not always readily available in the market.

We are developing two main product offerings, ThermaVolt™ and SolarVolt™ solar systems, and have launched our tubular skylight product.

ThermaVolt

ThermaVolt™ is being designed as a roof- or ground-mounted module that produces both electricity and thermal energy. ThermaVolt™ is comprised of proprietary modules that concentrate sunlight onto solar cells, with the modules deployed on a dual-axis tracking system. ThermaVolt™ solar modules are designed with a size and weight similar to traditional flat-plate (non-concentrating) solar panels readily available in the industry; however ThermaVolt modules are slightly thicker and each module includes a liquid-cooled heat exchanger. The heat exchanger enables the ThermaVolt™ system to capture both heat and light from the sun and, consequently, to deliver thermal energy as well as electricity increasing the system's energy output. We anticipate that ThermaVolt™ customers will have the ability to use alternative energy (electrical and thermal) to partially replace utility power and natural gas and other fuels, hot water heating, space heating and heating, ventilating, and air conditioning ("HVAC") systems. We expect that typical system sizes for the ThermaVolt™ product will be between 50 kilowatts and 2 megawatts of electricity.

SolarVolt

SolarVolt™ is designed to be a roof- or ground-mounted, electricity producing solar system comprised of our proprietary air-cooled modules and is also designed to be deployed on a dual-axis tracking system. We are engineering SolarVolt™ so that it can readily scale to larger configurations required by many commercial and industrial users. Laboratory tests indicate that the SolarVolt™ system efficiently concentrates the sun's energy by a factor of about 20X. Because of the concentrating element, we estimate that the SolarVolt™ technology uses about 95% less silicon material than conventional photovoltaic energy systems. Our use of dual-axis tracking system increases electricity production by ensuring that the system faces the sun at an optimal angle throughout the day. Typical system sizes for the SolarVolt™ product are expected to range from 1 megawatt to 10 megawatt.

Tubular Skylight Technology

Our patented tubular skylight technology redirects sunlight from the sky to the work area beneath the skylight in a process known as collimation, which significantly increases the optical transmission of natural light compared to conventional tubular skylights. Entech Solar's collimating tubular skylight is designed to efficiently deliver pleasant and healthful daylighting for commercial and industrial buildings.

Discontinuation of Flat Plate Technology

After our 2008 acquisition of ENTECH, we transformed our strategy to the development and commercialization of ENTECH's patented concentrating solar technology. In connection with our review of our strategic direction, we determined, in the first quarter of 2009, to discontinue selling conventional solar cells with flat plate technology and to focus instead on ENTECH's concentrating solar technology.

STRATEGY

We currently intend to sell through third parties such as solar integrators and project developers to market our products. We currently plan to outsource manufacturing of our ThermaVolt™ and SolarVolt™ systems.

MANAGEMENT

David Gelbaum, co-trustee of The Quercus Trust, became Chairman of our Board on January 12, 2009 and Chief Executive Officer on February 5, 2010. Four of the six members on our Board have been appointed by The Quercus Trust, beneficial owner of approximately 49.5% of our common stock as of March 19, 2010.

CUSTOMERS BY GEOGRAPHIC LOCATION

All of our sales have been to customers located within the United States. We have no current plans to sell our products outside of the United States.

MARKETING

We expect to market our products in areas where sunlight has a high degree of direct normal insolation ("DNI"), where weather, pollution or other factors minimally impair sunlight strength. We estimate that ThermaVolt™ and SolarVolt™ will perform successfully in locations that receive a minimum of 5 kilowatt-hours per square meter per day ("kWh/m2/day") of direct sunlight. In the United States, we will focus on prospective customers located in the southwestern states, primarily Texas, California, Arizona, New Mexico, Nevada, Utah and Colorado.

Prospective customers for ThermaVolt™ are likely to have a consistent need for thermal energy in the form of hot water or heating and cooling. We expect that universities, schools, food processing plants, hospitals, hotels, casinos, nursing homes, restaurants, correctional facilities, car washes, clubs/spas, and refrigerated warehouses are some of the types of businesses likely to be interested in ThermaVolt™. Prospective customers for our SolarVolt™ product include organizations that use significant amounts of electricity such as airports, water districts, municipalities, factories, and utilities.

To reflect our strategic direction in developing and commercializing concentrating photovoltaic solar technologies, we changed our name to Entech Solar, Inc. Our website address is *www.entechsolar.com*, and our new logo and tagline is "Concentrated Heat and Power."

INTELLECTUAL PROPERTY

Patents

The development of our current technology is focused on the use of four of our 10 active U.S. patents, plus three provisional patents pertaining to solar photovoltaic concentrator panel and concentrating linear photovoltaic receiver and method of manufacturing. With a refocusing of the terrestrial product development through the development and commercialization of ThermaVolt™ and SolarVolt™, we have applied for three provisional patents encompassing additional technology developed to make Entech's core terrestrial technology more commercially viable.

Trademarks and Copyrights

We seek to trademark key products, philosophies, visions, slogans, and other branding techniques to protect our company branding. We applied for U.S. trademark registration of our new product offerings named "Concentrated Heat and Power," "SolarVolt" and "ThermaVolt", to add to our existing trademarks. We intend to employ copyrighting to protect our company information including product literature, marketing material, software, and other written documentation.

Confidential Information and Trade Secrets

We rely significantly on trade secrets, vendor relationships and contracts, employment agreements, contractor agreements, and confidentiality agreements to protect ideas and processes that are non-patentable, or that we prefer to exclude from the public domain. We utilize these tools in order to attempt to slow down or prevent proprietary know-how from reaching our competitors, which we consider imperative in the competitive landscape that exists today in our industry. The ideas and processes we protect in these ways include internal and external manufacturing processes, know-how, development, and supply chain processes. The effect of this additional technology is to extend the remaining life of our core terrestrial technology beyond the expiration of the existing base patent.

SOURCE AND AVAILABILITY OF COMPONENTS

The components in our ThermaVolt™ and SolarVolt™ products include glass, steel, aluminum sheet, acrylic plastic, silicon solar cells and other materials. Most of these materials are made to our proprietary specifications by vendors such as 3M, DuPont, Tyco and others located both in the United States and in Asia. We select vendors carefully and ordinarily review, among other things, a prospective vendor's technical expertise, quality of workmanship, ability to service, cost competitiveness and financial stability. Our systems incorporate a limited number of components that are procured on a sole-source basis. We work closely with our vendors in these situations and seek to develop secondary sources where possible.

COMPETITION

Our business is highly competitive. There are at least 20 start-up firms and older firms focused on CPV technology in the United States alone. In addition, we compete with other solar energy providers who use crystalline silicon and thin film technologies, as well as with other providers of alternative energy solutions, such as wind-energy and geothermal-energy suppliers, and with conventional power generators.

Within the CPV market, competitors operate in one of two categories—low concentration (LCPV) technologies which are used, our ThermaVolt™ and SolarVolt™ Products, and high concentration (HCPV) technology. HCPV technology usually harnesses more than 200 times, and sometimes as much as 1,500 times, the sun's energy. There are many competitors focused on CPV and HCPV technology. We believe that several companies have plans to produce electricity and thermal energy from the same product.

GOVERNMENT REGULATIONS

Compliance with federal, state, and local provisions regarding the production and discharge of materials into the environment is not expected to have a material effect on our capital expenditures, earnings and competitive position.

Government Incentives

The competitiveness of our technology and equipment is very much dependent upon governmental and utility rebates and incentives. If these rebates and incentives were to be materially reduced or eliminated, our business and revenues could be materially and adversely affected.

Technical Personnel

Our success depends on our ability to employ and retain technical personnel with the ability to design, utilize and enhance our products. In addition, our ability to expand our operations depends in part on our ability to increase our skilled labor force. The demand for skilled workers is high and the supply is limited. A significant increase in wages paid by competing employers could result in a reduction of our skilled labor force and/or increases in wage rates that we must pay. If either of these events were to occur, our cost structure could increase, our margins decrease and our growth potential could be impaired.

EMPLOYEES

As of March 19, 2010, we employed 26 people on a full-time basis.

AVAILABLE INFORMATION

We make available on our website, www.entechsolar.com, free of charge, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such reports and amendments are electronically filed with the SEC.

RESEARCH AND DEVELOPMENT

Research and development expense consists primarily of salary expense for internal personnel, and related personnel costs, as well as prototype costs incurred to improve the design of our product line. Research and development are critical to the our strategic objectives of enhancing our technology to meet the requirements of our targeted customers. We expect to maintain, if not increase, our current level of expenditure for research and development on a going-forward basis.

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and all of the other information set forth in this Form 10-K before deciding to invest in shares of our common stock. The risks described below are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the market price of our common stock would likely decline, and you may lose all or part of your investment.

Risks Related to Financing Our Operations

Without obtaining adequate capital funding, we may not be able to continue as a going concern.

The report of our independent registered public accounting firm for the fiscal years ended December 31, 2009 and 2008 contained a fourth explanatory paragraph to reflect its significant doubt about our ability to continue as a going concern as a result of our history of losses and our liquidity position. If we are unable to obtain adequate capital funding in the future, we may not be able to continue as a going concern, which would have an adverse effect on our business and operations, and investors' investment in us may decline. Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States, which contemplate that we will continue to operate as a going concern. Our financial statements do not contain any adjustments that might result if we are unable to continue as a going concern. Substantial doubt about our ability to continue as a going concern may have created, or may create, negative reactions to the price of the common shares of our stock and we may have a more difficult time obtaining financing.

We have historically incurred losses and these losses may continue in the future.

Since 1997, the Company has not been profitable. For the fiscal year ended December 31, 2009, we sustained losses from operations of $35,970,000, and our accumulated deficit as of December 31, 2009 was $144,395,000. Future losses are likely to occur. Accordingly, we may experience significant liquidity and cash flow problems and additional operating losses if we are not able to raise additional capital as needed and on acceptable terms and, in such event, our operations may be reduced or curtailed.

If we are unable to raise additional capital to finance operations, our business operations will be curtailed.

Our operations have relied almost entirely on funding from sales of securities to The Quercus Trust, of which David Gelbaum, our Chief Executive Officer and Chairman, is co-trustee and on external financing. External financing has historically come from a combination of borrowings from and sales of common and preferred stock to, third parties. We will need to raise additional capital to fund our anticipated operating expenses and future expansion. Among other things, financing will be required to cover our operating and capital costs. The sale of our stock to raise capital may cause dilution to our existing shareholders. Our inability to obtain adequate financing, whether from The Quercus Trust or from other third parties, would likely result in the need to reduce or curtail business operations. Any of these events would be materially harmful to our business and may result in a loss of your investment.

The execution of our growth strategy is dependent upon the continued availability of third-party financing arrangements for our customers which may not be available.

For many of our projects, our customers have entered into agreements to finance the project over an extended period of time based on energy savings generated by our solar power systems, rather than paying the full capital cost of purchasing the solar power systems up front. For these types of projects, many of our customers choose to purchase solar electricity under a power purchase agreement with a financing company that purchases the system from us. These structured finance arrangements are complex and may not be feasible in many situations. In addition, customers opting to finance a solar power system may forgo certain tax advantages associated with an outright purchase which may make this alternative less attractive for certain potential customers. If customers are unwilling or unable to finance the cost of our products, or if the parties that have historically provided this financing cease to do so, or only do so on terms that are substantially less favorable for us or these customers, our growth will be adversely affected.

The commercial success of our SolarVolt™ and ThermaVolt™ systems will depend in part on the continuing formation of financing companies and the potential revenue source they represent. In deciding whether to form and invest in financing companies, potential investors weigh a variety of considerations, including their projected return on investment. Such projections are based on current and proposed federal, state and local laws and regulations, particularly legislation and regulations relating to taxes and the promotion of alternative energy. Changes to these laws, including amendments to existing tax laws or the introduction of new tax laws, tax court rulings and changes in administrative guidelines, ordinances and similar rules and regulations could result in different tax consequences which may adversely affect an investor's projected return on investment, which could have a material adverse effect on our business and results of operations.

Our projects may require substantial up-front costs before any revenues are realized.

A significant portion of our historical revenue has been derived from projects which require significant up-front expense to us. Revenues are not realized until the projects are fully financed. Certain revenue may be realized only after project milestones are met or are completed. Our failure, or any failure by a third-party which we may contract, to perform services or deliver our products on a timely basis could result in us incurring substantial losses.

Our plans for growth may lead us to make acquisitions of other companies or investments in joint ventures with other companies and such acquisitions or investments could adversely affect our operating results, dilute our stockholders' equity, or cause us to incur additional debt or assume contingent liabilities.

To grow our business and maintain our competitive position, we have acquired other companies and may in the future acquire additional companies or engage in joint ventures. Acquisitions and joint ventures involve a number of risks that could harm our business and result in the acquired business or joint venture not performing as expected, including:

- insufficient experience with technologies and markets in which the acquired business is involved, which experience may be necessary to successfully operate and integrate the business;
- problems relocating or integrating the acquired operations, personnel, technologies or products with the existing business and products;
- diversion of management's time and attention from other business to the acquired business or joint venture;
- potential failure to attract or retain key technical, management, sales and other personnel for the acquired business or joint venture;
- difficulties in retaining relationships with suppliers and customers of the acquired business, particularly where such customers or suppliers compete with us; and,
- subsequent impairment of the acquired assets and assumption of liabilities of the acquired business.

The demand for our products and the ability to supply our products are each affected by general economic conditions and uncertainty.

Recent economic difficulties in the United States credit markets and certain international markets have led to a period of slowing economic growth or decline in some or all of the markets in which we operate. A sustained economic recovery is uncertain. A recession or even the ongoing risk of a potential recession may be sufficient reason for customers to delay, defer or cancel purchase decisions, including decisions previously made. This risk is magnified for capital goods purchases such as the solar cell products we intend to supply. Although we believe that the anticipated higher operating efficiency and lower total cost of ownership will support customers using and purchasing our equipment, lower sales could materially affect our revenues and prevent us from achieving profitable operations or from obtaining adequate additional financing. As a result, we may be forced to reduce or curtail operations.

We have benefited from available capital and historically low interest rates in recent years, as these rates have made it more attractive for our customers to use debt financing to purchase our solar power systems. Interest rates have fluctuated recently and may eventually rise, which will likely increase the cost of financing these systems and may reduce an operating company's profits and investors' expected returns on investment. In addition, there is currently a lack of credit available to businesses generally. These impediments to borrowing are particularly significant for direct sales to financial institutions which sell electricity to end-customers under power purchase agreements. Sales financed through power purchase agreements are highly sensitive to interest rate fluctuations and the availability of credit, and would be adversely affected by increases in interest rates or liquidity constraints. Rising interest rates may also make other alternative investments more attractive to investors and therefore lead to a decline in demand for our solar power systems, which could have a material adverse effect on our business and results of operations.

Risks Related to an Investment in Our Securities

Our common stock may be affected by limited trading volume and may fluctuate significantly.

Currently our common stock is quoted on the OTC Bulletin Board and the trading volume developed to date is limited by the fact that many major institutional investment funds and mutual funds, as well as many individual investors, follow a policy of not investing in Bulletin Board stocks and, moreover, certain major brokerage firms restrict their brokers from recommending Bulletin Board stocks because they are considered speculative, volatile and thinly traded. The OTC Bulletin Board is an inter-dealer market and is much less regulated than the major stock exchanges, and trading in our common stock is potentially subject to abuses, volatilities and shorting.

In addition, there has been a limited public market for our common stock, and an active trading market for our common stock may not develop. This could reduce our shareholders' ability to sell our common stock in short time periods, or possibly at all. Our common stock has experienced, and is likely to experience in the future, significant price and volume fluctuations which could reduce the market price of our common stock without regard to our operating performance. In addition, we believe that factors such as quarterly fluctuations in our financial results and changes in the overall economy or the condition of the financial markets could cause the price of our common stock to fluctuate substantially.

We have not paid and do not anticipate paying dividends.

We have never paid, nor do we currently anticipate paying, any cash dividends on our common stock. Future debt, equity instruments or securities may impose additional restrictions on our ability to pay cash dividends.

Delaware law and our charter may inhibit a takeover of us that out stockholders may consider favorable.

Provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control of us, even if such a transaction would have significant benefits to our stockholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

We are authorized to issue "blank check" preferred stock, which can be issued without stockholder approval and may adversely affect the rights of holders of our common stock.

We are authorized to issue 10,000,000 shares of preferred stock and 5,503,968 preferred shares are currently issued and outstanding. The Board of Directors is authorized under our Certificate of Incorporation, as amended, to provide for the issuance of additional shares of preferred stock by resolution, and upon filing a certificate of designations under Delaware law, to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof, without any further vote or action by the stockholders. Any shares of preferred stock so issued are likely to have priority over our common stock with respect to dividend and/or liquidation rights. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control, which could have the effect of discouraging bids for us and thereby prevent stockholders from receiving the maximum value for their shares.

The value of acquisitions is shown on our financial statements as of the time that the transaction is consummated. Subsequent changes in business outlook could materially and adversely affect the valuation.

We value acquisitions at the time the acquisition is consummated and as may be reflected in the acquisition agreement. From time to time we are required to re-assess the value of the acquired asset or business. Material changes in the prospects for the growth and development of the business may result in impairment charges. Such charges may be perceived negatively by investors, possibly resulting in a reduction in our stock price.

Risks Related to Management and Personnel

Our directors are not personally liable and are indemnified for breach of fiduciary duties.

Our Certificate of Incorporation, as amended, provides, as permitted by the Delaware General Corporation Law ("the DGCL"), and with certain exceptions, that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. These provisions may discourage our stockholders for monetary damages for breach of fiduciary duty as a director. These provisions may discourage our stockholders from bringing suit against a director for breach of fiduciary duty and may reduce the likelihood of derivative litigation brought by stockholders against a director. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by the DGCL, and our directors have the opportunity to enter into indemnification agreements with the Company.

We are controlled by a single shareholder.

As of March 19, 2010, The Quercus Trust, our principal shareholder, beneficially owned 201,933,924 shares of our common stock, or approximately 49.5%, of our common stock (after giving effect to the conversion of 4,892,857 shares of Series D Convertible Preferred Stock and 505,044 Series D Warrants). David Gelbaum, our Chief Executive Officer and Chairman of the Board, is the co-trustee of The Quercus Trust. Pursuant to rights available to The Quercus Trust as the holder of the Company's Series D Convertible Preferred Stock and rights available to The Quercus Trust arising from its prior ownership of our Series F Convertible Preferred Stock (converted into common shares on June 26, 2008), The Quercus Trust appointed Messrs. Gelbaum, Corsell and Kaufman as members of our Board, giving The Quercus Trust majority control of the Board. The Quercus Trust currently has the ability to exert substantial influence over the outcome of all corporate actions requiring stockholder approval, including the election of directors, amendments to our Certificate of Incorporation and approval of significant corporate transactions. As long as The Quercus Trust owns such a significant percentage of our common stock and maintains majority control of the Board, our other stockholders may be unable to affect or change the management or the direction of our Company without the support of The Quercus Trust.

We have been dependent on The Quercus Trust for financing its continued operations.

We have been dependent on The Quercus Trust to finance our continued operations since 2008. In 2008, we issued The Quercus Trust shares of Series E and Series F preferred stock in two private placements. Each share of Series E preferred stock and each share of Series F preferred stock converted into 1,000 shares of common stock on June 26, 2008. In 2009, we and The Quercus Trust entered into a loan agreement and a common stock purchase agreement. In 2010, we entered into numerous separate purchase agreements pursuant to which The Quercus Trust acquired shares of our common stock. Additionally, in 2010 we issued to The Quercus Trust shares of Series G Preferred Stock in a private placement transaction. There can be no assurance that The Quercus Trust will continue to invest in us.

Failure to retain or attract key personnel will have a material negative impact on the sales, development and enhancement of our products.

Our future success depends, in significant part, on the continued services of key officers or engineers. The departure of a key officer could have an adverse effect on our results of operations and financial condition. We do not maintain key man insurance policies on our executives. Additionally, we may not be able to find an appropriate replacement for any of our key personnel. If we do not succeed in recruiting, retaining, and motivating key employees, we may be unable to meet our business plan and as a result, our stock price may decline.

Our business plan relies heavily on attracting and retaining industry specialists with extensive technical and industry experience and existing relationships with many industry participants. The markets for many of our experienced employees, including electrical engineers and licensed electricians, are extremely competitive. The sale of our products, and the future development and enhancement of our products, will be limited if we are not successful in our efforts to recruit and retain the personnel we need.

If we fail to maintain effective internal controls over financial reporting, we may not be able to accurately report our financial results. As a result, current and potential stockholders could lose confidence in our financial reporting; this could harm our business and adversely impact the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting. We have responded to the requirements of Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. The process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Furthermore, if we rapidly grow our business, our internal controls will become more complex and will require significantly more resources to ensure our internal controls remain effective. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price.

Risks Related to Regulations

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of photovoltaic products, which may significantly reduce demand for our solar modules.

The market for electricity generation products is heavily influenced by foreign, federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies have been modified in the past and may be modified again in the future. These regulations and policies could deter end-user purchases of photovoltaic products and investment in the research and development of photovoltaic technology. For example, without a mandated regulatory exception for photovoltaic systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. If these interconnection standby fees were applicable to PV systems, it is likely that they would increase the cost to our end-users of using PV systems which could make them less desirable, thereby harming our business, prospects, results of operations and financial condition. In addition, electricity generated by PV systems mostly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate for all times of the day, would require PV systems to achieve lower prices in order to compete with the price of electricity from other sources.

We anticipate that our solar modules and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar modules may result in significant additional expenses to us, our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar modules.

The reduction or elimination of government and economic incentives could cause our revenue to decline.

We believe that the growth of the market for our solar energy products and services depends in large part on the availability and size of government-generated economic incentives. At present, the cost of producing solar energy generally exceeds the price of electricity in the U.S. from traditional sources. As a result, to encourage the adoption of solar technologies, the U.S. government and numerous state governments have provided subsidies in the form of cost reductions, tax write-offs and other incentives to end users, distributors, systems integrators and manufacturers of solar power products. Reduction, elimination and/or periodic interruption of these government subsidies and economic incentives because of policy changes, fiscal tightening or other reasons may result in the diminished competitiveness of solar energy, and materially and adversely affect the growth of these markets and our revenues. Electric utility companies that have significant political lobbying powers may push for a change in the relevant legislation in our markets. The reduction or elimination of government subsidies and economic incentives for solar energy applications, especially those in our target markets, could cause our revenues to decline and materially and adversely affect our business, financial condition and results of operations.

Risks Related to Technology

We may not be able to protect our intellectual property rights, and we inadvertently may be infringing on the intellectual property rights of others, which could result in significant expense and loss of intellectual property rights.

If a court determines that we infringe on the rights of others, we may be required to cease such infringement or pay significant sums as license fees or damages to such parties. The persons or organizations holding the desired technology may not grant licenses to us or the terms of such licenses may not be acceptable to us. In addition, we could be required to expend significant resources to develop non-infringing technology, or to defend claims of infringement brought against us.

We rely on the registration of patents and trademarks and trade names, as well as on trade secret laws and confidentiality agreements with our employees, vendors and partners to protect our intellectual property rights. We may in the future need to expend significant resources to protect and enforce our intellectual property rights.

Any failure to meet the technological requirements of our customers may hinder sales of our products.

Our ability to continue to develop and market our products is dependent on the advancement of our existing technology. In order to obtain and maintain a significant market share, we must continually make advances in technology. Any failure in our research and development efforts could result in significant delays in product development and have a material adverse effect on us. We may encounter unanticipated technological obstacles which either delay or prevent us from completing the development of our products and processes. Any failure to adequately protect our intellectual property or to defend or assert our intellectual property rights could seriously harm our business.

Risks Related to Operations

We will depend on outsourced manufacturers to produce our products, which could increase the potential for supply chain disruptions.

The development of our renewable energy technologies will be dependent on low-cost, outsourced manufacturing facilities that could experience problems or disruptions in business that would negatively affect our supply chain.

As polysilicon and thin-film supplies increase, corresponding increases in the global supply of solar cells and panels may cause substantial downward pressure on the prices of our products, resulting in lower revenues and earnings.

Polysilicon is a critical raw material used to manufacture solar panels which has been in short supply until recently. Thin-film was created as a substitute to allow for the development of solar panels without polysilicon. As additional polysilicon and thin-film continue to become more available, we expect solar panel production globally to increase. Decreases in polysilicon and thin-film pricing and increases in solar panel supply could each result in substantial downward pressure on the price of solar cells and panels, including our products. Such price reductions could have a negative impact on our revenue and earnings, and materially adversely affect our business and financial condition.

We may act as the general contractor for our customers in connection with the installations of our solar power systems and will be subject to risks associated with construction, bonding, cost overruns, delays and other contingencies, which could have a material adverse effect on our business and results of operations.

We may act as the general contractor for our customers in connection with the installation of our solar power systems. If we act as a general contractor, costs will be estimated at the time of entering into the sales contract for a particular project. To the extent possible, these costs will be reflected in the overall price that we charge our customer for the project. These cost estimates are preliminary and may or may not be covered by contracts between us or the other project developers, subcontractors, suppliers and other parties to the project. In addition, we may require qualified, licensed subcontractors to install most of our systems. Shortages of such skilled labor could significantly delay a project or otherwise increase our costs. Should miscalculations in planning a project or defective or late execution occur, we may not achieve our expected margins or cover our costs. Also, some customers may require performance bonds issued by a bonding agency. Due to the general performance risk inherent in construction activities, it has become increasingly difficult to secure suitable bonding agencies willing to provide performance bonding. In the event we are unable to obtain bonding, we may be unable to bid on, or enter into, sales contracts requiring such bonding.

Delays in solar panel or other supply shipments, other construction delays, unexpected performance problems in electricity generation or other events could cause us to fail to meet performance criteria, resulting in unanticipated and severe revenue and earnings losses and financial penalties. Construction delays are often caused by inclement weather, failure to timely receive necessary approvals and permits, or delays in obtaining necessary solar panels, inverters or other materials. The occurrence of any of these events could have a material adverse effect on our business and results of operations.

We may enter into fixed-price contracts with customers which may result in us recording transactions which prove unprofitable or perform below our expectations.

We may negotiate fixed-priced contracts with customers. The development and installation of technologies still in their infancy will likely make it difficult for us to estimate delivery times accurately or price our products and services in a profitable manner. When establishing prices for fixed-price contracts, we may not fully appreciate these risks. Additionally, our ability to procure a profit from fixed-price arrangements will depend in part on the availability, productivity and skill-set of the labor market as well as on third-party suppliers of raw materials and subcontractor pricing and performance.

We will continue to be dependent on a limited number of third-party suppliers for key components for our solar systems products during the near-term, which could prevent us from delivering our products to our customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share.

In addition to our reliance on a small number of suppliers for parts and materials for solar cells and panels, we rely on third-party suppliers for other components for our solar power systems, such as inverters that convert the direct current electricity generated by solar panels into alternating current electricity usable by the customer. Some of our suppliers are sole-source vendors. These sole-source relationships place the company at high risk for failure to receive the needed components timely and may subject us to unexpected price increases. Further, these components are often unique and second sources may not be readily available. Inability to secure such components could have a material adverse effect upon our product development schedule, revenue, and profitability and could expose us to liability for failing to meet customer demands.

If we fail to develop or maintain our relationships with our limited number of suppliers, we may be unable to manufacture our products in a timely or cost competitive manner, which could prevent us from making sales and delivering our products to our customers within required timeframes and we may experience order cancellation and loss of market share. To the extent the processes that our suppliers use to manufacture components are proprietary; we may be unable to obtain comparable components from alternative suppliers. The failure of a supplier to supply components in a timely manner, or to supply components that meet our quality, quantity and cost requirements, could impair our ability to manufacture our products, increase our costs as a result of locating substitute suppliers or expose us to potential claims from purchasers. If we cannot obtain substitute materials on a timely basis or on acceptable terms, we could be prevented from delivering our products to our customers within required timeframes, which could result in installation delays, cancellations, liquidated damages and loss of market share, any of which could have a material adverse effect on our business and results of operations.

Our products include complex solar technology which is subject to operational risks.

We are engaged in the development of complex solar technology for the solar energy market. The technology is susceptible to unique engineering elements that are not tested in the actual operating environment until commissioned. As a result, we may incur unanticipated engineering requirements which may cause us to incur additional operating, development and production expenses that have not been anticipated, as well as product shipment delays.

Our success depends in part upon our ability to achieve certification of our products.

In order to successfully commercialize our technology, we must certify our products to meet a number of U.S. and international standards. The certifications require that the products satisfy a number of safety, quality, and reliability criteria. If our current product designs and workmanship quality do not meet these criteria, then the products will need to be re-designed, if possible, in order to become compliant with the applicable standards. If the product cannot be re-designed or if we believe that it is not cost effective to do so, then the product will not be sold widely. In addition, delays in completing and achieving the required certifications may adversely affect product development schedules, delay contract signing and revenue recognition, and could have a material adverse effect on the business.

In addition, achieving certification does not guarantee that a product will meet performance or reliability requirements in actual use conditions. To the extent the certification testing fails to detect performance or reliability issues, the product may not perform as expected. If the product does not perform to our expectations, such problems and the cost to remedy the problems could have a material adverse effect on us.

We may be subject to unexpected warranty and product liability claims, and such claims may materially affect our business and results of operations.

The possibility of future product failures could cause us to incur substantial expense to repair or replace defective products or installations. We have agreed to indemnify our customers and our distributors in some circumstances against liability from defects in our solar systems. A successful indemnification claim against us could require us to make significant damage payments, which would negatively affect our financial results.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of our solar system products results in injury. We may be subject to warranty and product liability claims in the event that our solar power systems fail to perform as expected or if a failure of our solar power systems results, or is alleged to result, in bodily injury, property damage or other damages. Since our solar power products are electricity-producing devices, it is possible that our products could result in injury, whether by product malfunctions, defects, improper installation or other causes. Moreover, we may not have adequate resources in the event of a successful claim against us. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. A successful warranty or product liability claim against us that is not covered by insurance or is in excess of our available insurance limits could require us to make significant payments of damages. In addition, quality issues can have various other ramifications, including delays in the recognition of revenue, loss of revenue, loss of future sales opportunities, increased costs associated with repairing or replacing products, and a negative impact on our goodwill and reputation, any of which could also adversely affect our business and operating results.

Warranty and product liability claims may result from defects or quality issues in certain third-party technology and components incorporated into our solar power systems, over which we have no control. Warranty provisions may not fully compensate us for any loss associated with third-party claims caused by defects or quality issues in such products. In the event we seek recourse through warranties, we will also be dependent on the creditworthiness and continued existence of our suppliers.

Risks Related to Competition

Competitive conditions affecting the electricity generation business and the natural gas business may limit our growth and profitability.

Our products are expected to compete with a broad range of traditional and alternative sources of electrical and thermal energy products.

The cost of installing a solar array may be more or less than the cost of grid line extension, depending upon the extent of the grid line extension. However, the cost of generating electricity by solar power may be less expensive than the cost of electric energy purchased from the local electric utility. The cost of electric line extension is usually subsidized by government authorities, which can impact our ability to compete with installation costs.

The cost of installing a solar array may be more or less than the cost of installing natural gas turbines to generate electricity, depending on the amount of electricity to be generated. Whether or not the cost of generating electricity by solar power is less than the cost of natural gas generation depends substantially on the purchase price of natural gas. Natural gas prices have been volatile recently.

We expect to face intense competition from other companies producing solar energy, many of whom have significantly more capital available.

Many of our competitors are likely to have far greater financial resources, more experienced marketing organizations and a greater number of employees than we do. We may not be successful in competing with these companies for new customers or in retaining existing customers. Factors affecting competition include technological advancement, timely delivery of products and services, reputation, manufacturing capabilities, price, performance and dependability. Our results of operations will likely suffer if we cannot compete with larger and better-capitalized companies.

Risks Related to the Industry

If photovoltaic (PV) technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipate, sufficient sales may not develop, which may have an adverse effect on our business and results of operations.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry is not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if the demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to become profitable or sustain profitability. In addition, demand for PV products in targeted markets, including China may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of PV technology and the demand for PV products, including:

- cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;
- performance and reliability of PV products compared to conventional and other non-solar energy sources and products;
- availability of government subsidies and incentives to support the development of the PV industry;
- success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;
- fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels;
- capital expenditures by end users of PV products, which tend to decrease when economy slows down; and
- deregulation of the electric power industry and broader energy industry.

The failure of the market for PV products to develop as we expect it to would have a material adverse effect on our business.

Risks Related to Environmental Impacts

Concerns about the environmental impacts of greenhouse gas emissions and the global climate change may result in environmental taxes, charges, regulatory schemes, assessments or penalties, which could restrict or negatively impact our operations or reduce our profitability.

The impacts of human activity on global climate change have attracted considerable public and scientific attention, as well as the attention of the United States and other governments. Efforts are being made to reduce greenhouse emissions and energy consumption, including those from coal combustion by power plants. We rely on power from these power plants, and the added cost of any environmental regulation, taxes, charges, assessments or penalties levied or imposed on these power plants could be passed on to us, increasing the cost to run our data centers and reducing our profitability. There are a number of state and federal legislative and environmental regulatory initiatives, as well as those internationally, that could restrict or negatively impact our operations or increase our energy costs. Additionally, environmental regulation, taxes, charges, assessments or penalties could be levied or imposed directly on us. Any enactment of laws or passage of regulations regarding greenhouse gas emissions by the United States, or any domestic or foreign jurisdiction we perform business in, could adversely effect our operations and financial results.

ITEM 2. PROPERTIES

Texas

Our executive office and research and development facility is housed in a 71,000 square foot facility in Fort Worth, Texas. The facility is leased under an operating lease that commenced March 7, 2008, expiring in 2018.

New Jersey

We occupy a 30,000 square foot site located in Ewing, New Jersey that is suitable for our research and development activities, including our build of prototype solar modules. The facility is leased under an operating lease commencing July 1, 2007, expiring June 30, 2015. On March 11, 2010, the Company committed to an exit plan of its New Jersey facility and seeks to sublease this facility and relocate retained personnel to a smaller facility in or near the New Jersey area.

ITEM 3. LEGAL PROCEEDINGS

We are involved in ordinary, routine litigation from time to time incidental to our business. We are not presently a party to any other legal proceeding, the adverse determination of which, either individually or in the aggregate, would be expected to have a material adverse affect on our business or financial condition.

ITEM 4. RESERVED.

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

a) Price Range of Common Stock

Our common stock is quoted on the OTC Bulletin Board under the symbol "ENSL.OB". The following table sets forth the quarterly high and low bid prices for the common stock as reported on the OTC Bulletin Board for the periods indicated. These prices are based on quotations between dealers, and do not reflect retail mark-up, mark-down or commissions, and may not necessarily represent actual transactions.

	High	Low
FISCAL 2009		
First Quarter	$0.47	$0.16
Second Quarter	0.27	0.17
Third Quarter	0.26	0.16
Fourth Quarter	0.19	0.08

	High	Low
FISCAL 2008		
First Quarter	$1.95	$0.86
Second Quarter	1.35	0.47
Third Quarter	0.69	0.31
Fourth Quarter	0.45	0.22

b) Holders of Common Stock

On March 19, 2010 there were approximately 327 holders of record of our common stock. This number does not include beneficial owners of common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

c) Dividends

To date, we have not declared or paid any dividends on common stock. Our payment of dividends, if any, is within the discretion of the Board of Directors and will depend on our earnings, if any, capital requirements and financial condition, as well as other relevant factors. The Board of Directors does not intend to declare any dividends in the foreseeable future.

d) Convertible Preferred Stock

As of December 31, 2009, the Company had 611,111 shares of Series B 7% Convertible Preferred Stock and 4,892,857 shares of Series D Convertible Preferred Stock and 505,044 warrants to purchase shares of Series D stock outstanding.

Series B Convertible Preferred Stock

In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the Company's Philippine subsidiary. Until September 2003, the Series B Preferred Stock was convertible either into 10% of WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

It is the Company's position that the holder of these preferred shares failed to convert to shares of the Company's common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company's position that the obligations for the payment of dividends on such shares also terminated on that date. As of December 31, 2009, the Company continues to be engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion.

Series C 6% Convertible Preferred Stock

On January 1, 2009, three former stockholders converted their shares of our Series C 6% Convertible Preferred Stock into common stock of ENTECH and collectively own 1% of ENTECH's common stock and the Company owns the remaining 99% of ENTECH's common stock.

Series D Convertible Preferred Stock

The Series D Stock has the designations, preferences and rights set forth in the Certificate of Designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the "Certificate of Designation"). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of the Company (the "Common Stock") initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of common stock as a single class on all matters submitted for a vote of holders of common stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of common stock, the exclusive right to elect two members of the Board of Directors of the Company, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of common stock, the exclusive right to elect one member of the Board of Directors of the Company, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of common stock as of the date immediately prior to the record date for such dividend. The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company. Since the potential change in ownership is outside the control of the Company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.

During 2008 and 2009, The Quercus Trust acquired from a third party all of the Company's outstanding Series D Preferred Stock, a total of 4,892,857 shares. The Quercus Trust also acquired 505,044 warrants to purchase additional shares of Series D preferred stock.

Series C and D Convertible Preferred Stock Classification

The Series C was and the Series D Preferred Stock is classified outside of permanent equity pursuant to Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") ASC 505-10 "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." The warrants to acquire Series D Preferred Stock are classified as a current liability under the guidance established in FASB ASC 505-10.

The value of the warrants to purchase Series D Preferred Stock is calculated by converting them to their common share equivalents, then utilizing the Black-Scholes option pricing model to arrive at a fair value. The amounts allocated to the preferred stock and warrants were equivalent to their relative fair values. The warrants were valued at their redemption amount of $1,393,827.

Liquidation Preference

Upon liquidation, holders of the Series D Convertible Preferred Stock will be entitled to the greater of (1) a per share amount equal to the original purchase price plus any dividends accrued but not paid and (2) the amount that the holder would receive in respect of a share of Series D Convertible Preferred Stock if immediately prior to dissolution and liquidation, all shares of Series D Convertible Preferred Stock were converted into shares of common stock. The liquidation preference of Series D at December 31, 2009 is $13,500,000.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT OVERVIEW

We plan to become a leading developer of renewable energy technologies for the commercial, industrial and utility markets. Our designs in concentrating solar modules provide both electricity and thermal energy as part of our ThermaVolt™ product line and electricity only as part of our SolarVolt™ product line. In January 2010, we launched our patented, state-of-the-art tubular skylight that we believe provides superior light output and optical efficiency for commercial and green building initiatives.

Our target customers will be both distributors and end-users of energy who are interested in reducing their energy costs, environmental impact, and the variability of their monthly electricity and natural gas cost due to the volatility associated with these energy supplies. We believe we can become a leading energy solutions supplier to industrial, commercial and public sector clients.

We did not have significant revenues from operations during 2009 nor do not expect to have significant revenues in 2010 because our primary focus is on developing and commercializing our next-generation technologies so that we are able to supply two renewable energy outputs - electricity and hot water - at competitive prices through our patented ThermaVolt™ and electricity-only through our patented SolarVolt™ products. We believe that providing electricity only and electricity and hot water will give customers energy solutions that are more efficient and cost-effective.

On January 28, 2008, we completed the acquisition of ENTECH, Inc. ("ENTECH"), a Fort Worth, Texas company which previously operated for 25 years in the concentrating photovoltaic ("CPV") industry. ENTECH received development funding from and/or installed CPV systems for NASA, Sandia National Laboratories, Department of Energy, Department of Defense and major U.S. utilities and corporations.

In the first quarter of 2009, we transitioned from the flat-plate solar installation business and suspended manufacturing start-up activities associated with our first-generation CPV products. During the twelve months ended December 31, 2009, we recorded a non-cash impairment charge totaling $7.0 million for manufacturing equipment, inventory and leasehold improvements directly related to our decision to suspend manufacturing at our Texas plant pending commercial production of our next generation CPV products. Our primary business strategy is to develop new solar energy products and services based upon ENTECH CPV technology. We seek to leverage the combined technologies of our legacy Engineering, Procurement, and Construction ("EPC") business and the technologies obtained from the acquisition of ENTECH, to become a leading supplier of CPV energy solutions. We are developing next generation ENTECH CPV technology to improve our ThermaVolt™ and SolarVolt™ product lines as part of providing CPV energy solutions primarily as stand-alone products to solar integrators. Also, we are focused on becoming a low-cost leader in the solar industry enabling customers to significantly reduce their current costs for electric and thermal energy.

We believe that the long term prospects for solar technologies are very good in light of reductions in the cost of solar energy volatile prices for non-renewable energy sources such as oil and natural gas, current and anticipated federal and state legislation regulating carbon emissions and the use of fossil fuels, and government incentives for solar energy (both electric and thermal). We believe that we have the technology, skills and experience necessary to become a market leader in the CPV industry.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of consolidated financial statements in accordance with U.S. generally accepted accounting principles requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect more significant judgments and estimates used in the preparation of these consolidated financial statements:

Revenue Recognition

We have historically derived revenue primarily from fixed-price contracts whereby we provided engineering, design, and procurement services, materials and equipment, and construction / installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectability is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all risks and rewards associated with billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

We are not currently marketing any products or services and do not expect significant revenues until our next generation products are commercialized.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the selling, general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded. As of December 31, 2009, we had no allowance for doubtful accounts.

Accounting for Income Taxes

We are required to estimate income taxes in each of the jurisdictions in which we operates as part of our consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that we determine that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense.

Share-Based Compensation Costs

We account for our stock option grants under the provisions of FASB ASC 718, Stock Compensation. FASB ASC 718 requires the recognition of the fair value of equity-based compensation in the statement of operations. Beginning in the 4th quarter of fiscal year 2009, the fair value of our stock option awards is estimated using a Black-Scholes option pricing model. The fair value of equity-based awards is amortized over the vesting period of the award using the straight-line method. Prior to the 4th quarter of fiscal year 2009, we estimated the fair value of our stock-based compensation using the binomial option pricing model.

Goodwill and Other Intangible Assets

We follow the provision of FASB ASC 350-20, "Goodwill" and FASB ASC 350-30, "Intangibles Other than Goodwill", FASB ASC 350-20 requires an annual impairment test for goodwill and other intangible assets with indefinite lives. Under FASB ASC 350-20, the first step of the impairment test requires that we determine the fair value of each reporting unit, and compare the fair value to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date. The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify a potential impairment charge as of the assessment date.

Goodwill was recorded in connection with our acquisition of ENTECH in January 2008. Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the periods over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. We perform our annual impairment test based on December 31 information each year, unless triggering events occur that would cause us to test for impairment at interim periods. As of December 31, 2009, we identified a goodwill impairment that aggregated $4,461,000.

Other Intangible Assets, which include trademarks and technology, were recorded in connection with our acquisition of ENTECH, in January 2008. The assets, excluding trademarks, are being amortized on a straight line basis over 9 to 13 years. The ENTECH trademark is not being amortized. We perform our annual impairment test based on December 31 information each year, unless triggering events occur that would cause us to test for impairment at interim periods. The evaluation is based on estimates of undiscounted future cash flows over the remaining useful life of the assets. If the amount of such estimated undiscounted future cash flows is less than the net book value of the asset, the asset is written down to fair value. As of December 31, 2009, we identified an intangible impairment that aggregated $863,000.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2009 COMPARED TO THE YEAR ENDED DECEMBER 31, 2008 (Amounts are rounded to the nearest thousand)

Our results of operations for the year ended December 31, 2009 are not comparable with the prior period because during the first quarter of 2009, we decided to transition from the flat-plate solar installation business and suspend manufacturing start-up activities associated with first generation CPV products.

Revenues:

Total revenues for the year ended December 31, 2009 were $2,192,000, as compared to $30,843,000 in 2008, a decrease of $28,651,000 or 93%. For the first twelve months of 2008, *Contract Revenue* resulted from the following flat-plate solar installation projects: Denver Airport located in Colorado ($13,479,000); Valley Center Municipal Water District located in California ($7,341,000); Ocean City located in New Jersey ($3,657,000); Fresno Airport located in California ($2,421,000); and AES-Solar Energy located in Connecticut ($1,180,000), which accounted for 91% of total 2008 revenues. The decrease is primarily due to our decision to terminate our flat-plate solar installation business. All 2008 and 2009 contract revenues were generated by domestic projects. Revenues from Equipment & Services for the twelve months ended December 31, 2009, were $174,000, and consisted of existing component inventory sold and services for operations and maintenance throughout the year. *Revenues from a Related Party* for the twelve months ended December 31, 2009, were $597,000 compared to $775,000 in the same period in 2008. The 2009 sale consisted of 10 MobileMaxPure® units sold to our principal shareholder, The Quercus Trust. *Revenues from Former Chairman* for the twelve months ended December 31, 2009, were $125,000, and related to a sale of solar panels to our former CEO and Chairman of the Board. There were no revenues of this nature recorded in 2008.

Cost of Revenues:

Cost of contract revenues consists primarily of third party construction and installation expenses, materials and supplies required for construction and component equipment, including solar panels, solar arrays, inverters, variable speed drives and meters. *Cost of equipment & services revenue* consists primarily of third party services and installation expenses, materials and supplies required for construction and component equipment, including solar panels, solar arrays, inverters, variable speed drives and meters. Cost of Revenues for the sale to the Former Chairman for the twelve months ended December 31, 2009, related to the costs of solar panels sold to our former CEO and Chairman of the Board. There were no costs of revenues of this nature recorded in 2008. Cost of

Revenue from impairment of manufacturing operations relates to impairment on fixed assets due to the suspension of manufacturing of our Gen 1 product. In the first quarter of 2009, we transitioned from the flat-plate solar installation business and suspended manufacturing start-up activities associated with our first generation CPV products, as noted in the Management Overview.

Operating Expenses:

Selling, general and administrative expenses (SG&A.) for the year ended December 31, 2009, were $15,281,000, compared to $18,222,000 for the year ended December 31, 2008, a decrease of $2,941,000 or 16%. The change in SG&A expenses resulted primarily from the following:

- In 2009, the Company reclassified approximately $4,251,000 from SG&A expenses to research and development expenses.
- Before the reclassifications, 2009 costs increased over 2008 by $1,954,000 primarily due to facility expenses, insurance costs, taxes and other, including an impairment of $349,000 on the New Jersey facility.
- 2009 share-based compensation costs increased $1,015,000 to $2,049,000 compared to 2008.
- Before the reclassifications, 2009 costs decreased $1,035,000 primarily due to professional fees, travel, supplies, and sales & marketing.
- Before the reclassifications, 2009 costs decreased by $624,000 primarily due to salaries, wages and benefits based on declining from 60 employees as of December 31, 2008 to 34 employees as of December 31, 2009.

Goodwill and intangibles impairment of $5,504,000 resulted from our annual impairment test. The determination was made as of December 31, 2009 that our balance sheet goodwill impairment aggregated $4,641,000 and our intangible impairment aggregated $863,000.

Research and development expenses (R&D) consisted primarily of 1) salary expense for internal personnel and personnel-related costs, 2) prototype and material costs for product development, and 3) other product development testing costs. R&D expenses incurred during the twelve months ended December 31, 2009 were $5,768,000 compared to $194,000 in the same period of 2008, which reflects a reclassification from certain SG&A to R&D in 2009. This increase results from our goal of enhancing our technologies to meet the requirements of our potential customers. We expect to further increase our level of expenditures for R&D.

Depreciation and amortization expenses for the twelve months ended December 31, 2009, were $2,898,000, compared to $2,818,000 in the prior year period in 2008.

Loss from Operations:

In the year ended December 31, 2009, we incurred a loss from operations of $35,970,000, an increase of $6,265,000 over the $29,705,000 loss during the same period in 2008. Non-cash impairment charges of $6,968,000 and $5,504,000 were recorded due to our announcement to permanently suspend our manufacturing start-up activities in 2009 on our goodwill and intangible assets.

Other income (expense):

Beneficial conversion and warrant amortization was a 2008 non-cash charge incurred as a result of the market price of the Company's common stock on the date of issuance of convertible notes being higher than the effective conversion price of the convertible notes being issued. At December 31, 2008 the beneficial conversion charges associated with these convertible notes were fully expensed.

Other income (expense) amounted to $153,000 and consisted primarily of income from the sale of obsolete inventory and interest income. In the 2008 comparable period, Other income (expense) was $412,000 and consisted primarily of interest income.

Net Loss:

In the year ended December 31, 2009, we incurred a net loss of $35,817,000, compared to a net loss of $29,343,000 for the same period in 2008, an increase of $6,474,000 due to the changes in operating expenses described above.

Accretion of Preferred Stock Dividends-Series C and Preferred Stock Dividend-Series F:

These dividends are associated with Series C and F Preferred Stock. The Series C dividends accrued at an interest rate of 6% and at the year ended December 31, 2009, we had recorded an expense of $0, as compared to $23,000 in the same period in 2008. Also, at the year ended December 31, 2008, we recorded a dividend expense for $15,512,000 in regard to the warrant valuation and beneficial conversion charge associated with the Series F Preferred Stock, each share of which converted into 1,000 shares of our common stock on June 26, 2008 and Warrants.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2009, our current ratio was 0.63 and working capital deficit was ($1.4) million compared to December 31, 2008, with a current ratio of 3.12 and working capital of $15.5 million. As of December 31, 2009, we had $2.0 million in cash and cash equivalents compared to $12.2 million at December 31, 2008.

We have historically financed operations and met capital expenditures requirements primarily through issuance of debentures, sales of capital stock and solar system equipment sales. Management plans to continue to raise funds through the sale of capital stock.

Since December 31, 2009, we have secured additional funding through common stock and preferred stock agreements with The Quercus Trust totaling $4.7 million through March 19, 2010, and have entered into a preferred stock agreement with Socius Capital Group, LLC for up to $5 million in capital over the next two years.

On February 19, 2010, we entered into a preferred stock purchase agreement with Socius Capital Group, LLC ("Socius"). This agreement contemplates that we will sell up to 500 shares of our Series G Preferred Stock, in one or more tranches at a purchase price of $10,000 per share, for an aggregate issue price of up to $5 million. In addition we issued to Socius a warrant to acquire 40,909,091 shares of our common stock. With each tranche, Socius will vest in five-year warrants to purchase shares of our common stock equal to 135% of the tranche amount. The exercise price of the warrants will equal the closing bid price of our common stock on the date we provide notice of a tranche to Socius. Funding under the agreement with Socius is subject to the satisfaction of a number of conditions, including the effectiveness of a registration statement that we will be filing with the Securities and Exchange Commission relating to Socius potential sale of the common stock underlying the warrants. Under the terms of the purchase agreement, Entech Solar will pay Socius a commitment fee of $250,000 payable in cash or in our common stock.

Presently, with no further financing, we anticipate to run out of funds at the end of 2010. If we are unable to raise additional financing, we could be required to further reduce our spending plans, further reduce our workforce, license to others products or technologies we would otherwise seek to commercialize ourselves and/or sell certain assets. We may even be forced to discontinue operations. There can be no assurance that we can obtain financing, if at all, on terms acceptable to us.

We have prepared our financial statements on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts of liabilities that might be necessary should we be unable to continue in existence.

Off-Balance Sheet Arrangements:

As of December 31, 2009, we had no off-balance sheet arrangements.

Cash Flows:

Operating cash flows. For the twelve months ended December 31, 2009 and the twelve months ended December 31, 2008, our principal sources of operating cash were based on flat-plate solar installation projects, most of which were completed in 2008. Net cash used in operating activities for twelve months ended December 31, 2009 and 2008 was $13,905,000 and $21,940,000, respectively. For the twelve months ended December 31, 2009, our net loss was $35,817,000 and we recorded the following significant non-cash charges: 1) manufacturing operations impairment ($6,968,000); 2) goodwill and intangibles impairment ($5,504,000); 3) share-based employee compensation costs ($2,049,000); 4) depreciation and amortization expenses ($2,898,000); and 5) provision for inventory ($1,334,000). Working capital changes resulted in a source of cash of $5,513,000 for the twelve months ended December 31, 2009 and $1,906,000 for the twelve months ended December 31, 2008.

Investing cash flows. We sold property and equipment in 2009 that generated minimal cash compared to our 2008 purchase of ENTECH, Inc. and advances on machinery and equipment related to a new facility leased in Texas.

Financing cash flows. For the twelve months ended December 31, 2009 and the twelve months ended December 31, 2008, we financed our operations principally through the issuance of common stock as the result of related party private sales and the exercise of warrants and stock options. On December 15, 2009, December 17, 2009 and December 22, 2009, we entered into Stock Purchase Agreements with The Quercus Trust and raised $1,000,000 from these transactions. On September 10, 2009, The Quercus Trust provided us a $2,000,000 convertible promissory note that accrued interest at 8% until converted to 25,498,630 common shares on December 14, 2009. On February 13, 2008 we raised $29.64 million from The Quercus Trust in a private placement of 16,629 shares of Series F Convertible Preferred Stock at a price of $1,782 per share. In January 2008, The Quercus Trust advanced to us $6.0 million at a rate of 8%. These funds were used primarily to expedite the acquisition of ENTECH on January 28, 2008. The outstanding principal amount of the note and all accrued and unpaid interest was repaid on February 12, 2008 when the funds were converted into 3,371 shares of our Series F Convertible Preferred Stock at a price of $1,782 per share, each share of which converted into 1,000 shares of our common stock on June 26, 2008.

COMMITMENTS AND GUARANTEES

Our commitments as of December 31, 2009, for the years 2010 through 2014 and thereafter are summarized below:

(In thousands)	2010	2011	2012	2013	2014	Thereafter	Total
Employment obligations	$ 880	$ —	$ —	$ —	$ —	$ —	$ 880
Renewable energy credit guarantee obligations	60	60	60	—	—	—	180
Operating lease payments	773	773	773	816	816	1,906	5,857
Total	$1,713	$833	$833	$816	$816	$1,906	$6,917

INCOME TAXES

As of December 31, 2009, we had federal and state net operating loss carryforwards totaling approximately $92,362,700 and $77,329,113, respectively, available to reduce future taxable income and tax liabilities which expire at various dates between 2010 and 2029. In addition, as of December 31, 2009, we had federal research and development tax credit carryforwards of approximately $180,600 available to reduce future taxable income and tax liabilities which expire at various dates between 2010 and 2029. Under provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards and research and development credit carryforwards, which can be used in future years.

ACQUISITION

On January 28, 2008, we completed our acquisition of ENTECH, Inc. ("ENTECH"), a Keller, Texas company which has operated for 25 years in the concentrating photovoltaic ("CPV") industry. ENTECH has received development funding from and/or installed CPV systems for NASA, Sandia National Laboratories, Department of Energy, Department of Defense and major U.S. utilities and corporations. The purchase price was approximately $52.7 million.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2009, the Financial Accounting Standards Board ("FASB") issued its final Statement of Financial Accounting Standards ("SFAS") No. 168—*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162*. SFAS No. 168 made the FASB Accounting Standards Codification ("the Codification") the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities & Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. In the description of Accounting Standards Updates that follows, references in "italics" relate to Codification Topics and Subtopics and their descriptive titles, as appropriate.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 825, "Financial Instruments," which amends previous Topic 825 guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This pronouncement is effective for periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB ASC issued FASB ASC 810-10-65, Noncontrolling Interests in Consolidated Financial Statements. FASB ASC 810-10-65 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. FASB ASC 810-10-65 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Entech Solar, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Entech Solar, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders' equity (deficiency), and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entech Solar, Inc. and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going-concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows from operations that raise substantial doubt about its ability to continue as a going-concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Amper, Politziner & Mattia, LLP

Edison, New Jersey
March 31, 2010

ENTECH SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

	December 31, 2009	December 31, 2008
Assets		
Current Assets:		
Cash and cash equivalents	$1,952	$12,169
Accounts receivable—trade, (net of allowance of $0 and $155 at December 31, 2009 and 2008, respectively)	22	1,971
Rebates receivable	—	115
Inventory (net of reserve of $2,272 and $891 at December 31, 2009 and 2008, respectively)	267	3,664
Costs and estimated earnings/losses in excess of billings	35	2,613
Escrow funds relating to contract performance	—	1,339
Prepaid expenses and deposits	125	964
Total Current Assets	**2,401**	**22,835**
Advances on Machinery and Equipment	—	2,285
Property and Equipment, net	2,983	5,969
Intangible and Other Assets		
Other intangible assets, net	19,695	23,058
Goodwill	19,196	23,837
Other deposits	384	153
Total Assets	**$44,659**	**$78,137**
Liabilities, Convertible Preferred Stock and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses	$2,301	$4,136
Customer deposits—related party	—	1,023
Series D Preferred stock warrants	1,394	1,394
Billings in excess of costs and estimated earnings/losses	94	760
Total Current Liabilities	**3,789**	**7,313**
Other	129	180
Total Liabilities	**3,918**	**7,493**
Convertible Preferred Stock		
Series C Convertible preferred stock	—	170
Series D Convertible preferred stock	11,180	11,180
Total Convertible Preferred Stock	**11,180**	**11,350**
Stockholders' Equity		
Preferred stock convertible $.01 par value authorized 10,000; 5,504 issued and outstanding: Series B 7% - 611 shares liquidation preference $550	6	6
Common stock, $.001 par value; authorized 610,000 and 450,000 shares; 277,485 and 236,421 shares issued and 277,457 and 236,393 shares outstanding at December 31, 2009 and 2008, respectively	277	236
Additional paid-in capital	173,852	167,979
Treasury stock, 28 shares, at cost, as of December 31, 2009 and 2008, respectively	(39)	(39)
Accumulated deficit	(144,395)	(108,888)
Noncontrolling interest	(140)	—
Total Stockholders' Equity	**29,561**	**59,294**
Total Liabilities, Convertible Preferred Stock and Stockholders' Equity	**$44,659**	**$78,137**

The Notes to the Consolidated Financial Statements are an integral part of these statements.

ENTECH SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31,

(In thousands, except per share data)

	2009	2008
Revenues:		
Contract	$1,296	$30,068
Equipment & Services	174	—
Related party	597	775
Related party-Former Chairman	125	—
Total	2,192	30,843
Cost of Revenues:		
Contract	787	38,641
Equipment & Services	213	—
Related party	601	673
Related party-Former Chairman	142	—
Impairment of Manufacturing Operations	6,968	—
Total	8,711	39,314
Gross Profit (Loss):		
Contract	509	(8,573)
Equipment & Services	(39)	—
Related party	(4)	102
Related party-Former Chairman	(17)	—
Impairment of Manufacturing Operations	(6,968)	—
Total	(6,519)	(8,471)
Operating Expenses:		
Selling, general and administrative expenses	15,281	18,222
Goodwill and intangibles impairment	5,504	—
Research and development expenses	5,768	194
Depreciation and amortization expenses	2,898	2,818
Total Operating expenses	29,451	21,234
Loss from Operations	(35,970)	(29,705)
Other income (expense)		
Beneficial conversion and warrant amortization	—	(50)
Other income	153	412
Total other income, net	153	362
Net Loss	(35,817)	(29,343)
Net Loss attributable to noncontrolling interest	310	—
Net Loss attributable to Entech Solar, Inc.	(35,507)	(29,343)
Accretion of preferred stock dividends—Series C	—	(23)
Preferred stock dividends – Series F	—	(15,512)
Net Loss attributable to Entech Solar, Inc. Common Shareholders	$(35,507)	$(44,878)
Net Loss attributable to Entech Solar, Inc. per Common Share (Basic and Diluted)	$(0.15)	$(0.21)
Weighted Average Common Shares Outstanding used in Per Share calculation (Basic and Diluted)	240,520	213,834

The Notes to the Consolidated Financial Statements are an integral part of these statements.

ENTECH SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31,
(In thousands)

	2009	2008
Cash flows from Operating Activities:		
Net loss	$(35,817)	$(29,343)
Adjustments to reconcile net cash used in operating activities:		
Beneficial conversion and warrant amortization	—	50
Share-based compensation cost	2,049	1,034
Depreciation and amortization expenses	2,898	2,818
Issuance of stock for service	—	110
Issuance of options and warrants for services	—	274
Issuance of stock in lieu of severance agreement	169	—
Issuance of stock in lieu of interest	—	77
Issuance of restricted stock	50	—
Fixed asset impairment	4,467	—
Goodwill and intangibles impairment	5,504	—
New Jersey leasehold impairment	349	—
Accrued losses on contracts	(100)	—
Loss on disposal of assets	17	34
Provision for doubtful accounts	106	147
Provision for inventory	1,398	891
Other	(231)	117
Changes in assets and liabilities:		
Accounts receivable	1,834	8,216
Rebates receivable	115	926
Inventory	2,006	(3,156)
Escrow funds relating to contract performance	1,339	(1,339)
Costs and estimated earnings/losses in excess of billings	2,578	2,944
Prepaid expenses and deposits	839	(47)
Accounts payable and other accrued expenses	(1,740)	(6,643)
Billings in excess of costs and estimated earnings/losses	(666)	757
Renewable energy credits guarantee liability	(46)	(55)
Customer deposits—related party	(1,023)	248
Net Cash used in Operating Activities	**(13,905)**	**(21,940)**
Cash flows from Investing Activities:		
Sale (Purchases) of property and equipment, net	43	(5,990)
2008 Acquisition of ENTECH Inc., net of cash acquired of $4,028	—	(3,409)
Net cash provided by (used in) investing activities	**43**	**(9,399)**
Cash flows from financing activities:		
Proceeds from exercise of warrants and stock options	179	1,216
Proceeds from issuance of convertible preferred stock and warrants, net	—	29,640
Proceeds from related party sales	426	—
Conversion of convertible notes-related party	2,000	—
Shares issued in lieu of payment of cash for interest-related party	40	—
Shares sold under stock purchase agreement-related party	1,000	—
Proceeds from issuance of common stock	—	6,000
Payments on short-term debt	—	(221)
Net cash provided by financing activities	**3,645**	**36,635**
Net Increase in cash and cash equivalents	**(10,217)**	**5,296**
Cash and cash equivalents, beginning of year	**12,169**	**6,873**
Cash and cash equivalents, end of year	**$ 1,952**	**$ 12,169**

The Notes to the Consolidated Financial Statements are an integral part of these statements.

ENTECH SOLAR, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(In thousands)

	Entech Solar, Inc. Shareholders									
	Preferred Stock		Common Stock				Treasury			
	Shares	Par Value	Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Shares	Stock	Noncontrolling Interest	Total
Balance, December 31, 2007	611	$ 6	189,353	$189	$ 71,425	$ (64,010)	—	$ —	$ —	$ 7,610
Accretion of preferred stock dividends—Series C	—	—	—	—	—	(23)	—	—	—	(23)
Beneficial conversion feature and warrants on preferred stock dividends—Series F	—	—	—	—	15,512	(15,512)	—	—	—	—
Conversion of convertible notes	—	—	1,333	1	344	—	—	—	—	345
Stock issued for services	—	—	120	—	110	—	—	—	—	110
Exercise of warrants	—	—	2,067	2	379	—	—	—	—	381
Exercise of options	—	—	2,711	3	837	—	—	—	—	840
Conversion of Preferred C stock	—	—	846	1	329	—	—	—	—	330
Stock issued In lieu of payment of interest	—	—	290	—	77	—	—	—	—	77
Issuance of options for services	—	—	—	—	331	—	—	—	—	331
Share-based compensation cost	—	—	—	—	703	—	—	—	—	703
Series E—preferred stock issued in exchange for common stock	20	—	—	—	27,383	—	19,700	(27,383)	—	—
Sale of Series F—convertible preferred stock	20	—	—	—	35,600	—	—	—	—	35,600
Conversion of Series E preferred to common stock	(20)	—	19,700	20	(20)	—	—	—	—	—
Conversion of Series F preferred to common stock	(20)	—	20,000	20	(20)	—	—	—	—	—
Entech Inc. purchase	—	—	—	—	14,989	—	(19,672)	27,344	—	42,333
Net loss	—	—	—	—	—	(29,343)	—	—	—	(29,343)
Balance, December 31, 2008	611	6	236,420	236	167,979	(108,888)	28	(39)	—	59,294
Exercise of warrants	—	—	1,462	1	93	—	—	—	—	94
Exercise of options	—	—	328	1	84	—	—	—	—	85
Stock issued for severance pay	—	—	1,000	1	169	—	—	—	—	170
Share-based compensation cost	—	—	—	—	2,049	—	—	—	—	2,049
Proceeds from related party sales	—	—	—	—	426	—	—	—	—	426
Conversion of convertible notes - related party	—	—	25,000	25	1,975	—	—	—	—	2,000
Stock issued in lieu of interest - related party	—	—	499	1	39	—	—	—	—	40
Shares sold under purchase agreements	—	—	12,500	12	988	—	—	—	—	1,000
Issuance of restricted stock	—	—	277	—	50	—	—	—	—	50
Series C convertible preferred stock converted to ENTECH (subsidiary of Entech Solar, Inc.), common shares	—	—	—	—	—	—	—	—	170	170
Net loss	—	—	—	—	—	(35,507)	—	—	(310)	(35,817)
Balance, December 31, 2009	611	$ 6	277,486	$277	$173,852	$(144,395)	28	$ (39)	$(140)	$ 29,561

The Notes to the Consolidated Financial Statements are an integral part of these statements.

ENTECH SOLAR, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note (1) Liquidity and Capital Resources

At December 31, 2009, the Entech Solar, Inc. ("Entech Solar", the "Company", "we", "us" and "our") current ratio was 0.63 and working capital deficit was ($1.4) million compared to December 31, 2008, with a current ratio of 3.12 and working capital of $15.5 million. As of December 31, 2009 we had approximately $2.0 million in cash and cash equivalents compared to $12.2 million at December 31, 2008. Net cash used in operating activities for the twelve months ended December 31, 2009 was $13.9 million compared to $21.9 million used in operations in the same period in 2008. Net cash used in operating activities for the twelve months ended December 31, 2009 was primarily the result of our net loss of $35.8 million, offset by non-cash charges primarily consisting of share-based compensation costs ($2.0 million), depreciation and amortization expenses ($2.9 million), goodwill and intangible impairment charges ($5.5 million) and manufacturing impairment charges ($7.0 million) and positive working capital changes which include cash receipts totaling $2 million on a project in New Jersey.

During the twelve months ended December 31, 2009, there was $43,000 provided by investing activities compared to $9.4 million used in investing activities in the comparable period of 2008. Net cash provided by financing activities in the twelve months ended December 31, 2009, totaled $3.6 million compared to $36.6 million in the comparable period of 2008.

The Company has historically financed operations and met capital expenditures requirements primarily through issuances of capital stock and borrowings and through solar system equipment sales. The Company is not currently marketing solar system equipment. See Note 19 for discussion of additional financing that occurred subsequent to December 31, 2009.

The consolidated financial statements are presented on the basis that we will continue as a going concern. The going concern concept contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company's recurring losses and negative cash flows from operations raise substantial doubt about the Company's ability to continue as a going concern. Management plans to continue to raise funds through the sale of capital stock and additional borrowings. However, there can be no assurance that the Company will be successful in these efforts. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this going concern uncertainty.

Note (2) Nature of the Business

OVERVIEW

Entech Solar plans to become a leading developer of renewable energy technologies for the commercial, industrial and utility markets. The Company designs concentrating solar modules that provide both electricity and thermal energy as part of its ThermaVolt™ product line and electricity only as part of its SolarVolt™ product line. Entech Solar owns proprietary rights to a state-of-the-art collimating tubular skylight that provides superior light output and optical efficiency that it believes will be attractive to purchasers for commercial and industrial green building purposes.

On January 28, 2008, we completed the acquisition of ENTECH, Inc. ("ENTECH"), a Keller, Texas company which previously operated for 25 years in the concentrating photovoltaic ("CPV") industry. ENTECH received development funding from and/or installed CPV systems for NASA, Sandia National Laboratories, Department of Energy, Department of Defense and major U.S. utilities and corporations.

In the first quarter of 2009, we suspended manufacturing start-up activities associated with our first-generation CPV products. During the twelve months ended December 31, 2009, we recorded a non-cash impairment charge totaling $7.0 million for manufacturing equipment, inventory and leasehold improvements directly related to our decision to suspend manufacturing at our Texas plant for first generation equipment and instead focus our efforts on developing our next generation CPV products. Our primary business strategy is to develop new solar energy products and services based upon ENTECH CPV technology. The Company seeks to leverage the combined technologies of our legacy Engineering, Procurement, and Construction ("EPC") business and the technologies obtained from the acquisition of ENTECH, to become a leading supplier of CPV energy solutions to industrial, commercial and public sector clients. The Company is developing next generation ENTECH CPV technology to improve our ThermaVolt™ and SolarVolt™ product lines as part of providing CPV energy solutions primarily as stand-alone products to solar integrators. The Company is focused on becoming a low-cost leader in the solar industry enabling customers to significantly reduce their current costs for electric and thermal energy. We are also focused on commercializing our skylight technologies to provide day-lighting solutions for customers.

Our target customers will be distributors and end-users of energy who are interested in reducing their energy costs, environmental impact, and the variability of their monthly electricity and natural gas cost due to the volatility associated with these energy supplies. Entech Solar believes it can become a leading energy solutions supplier to industrial, commercial and public sector clients.

We did not have significant revenues from operations in 2009 because our primary focus has been developing and commercializing our next-generation technologies so that we are able to supply two renewable energy outputs, electricity and hot water, at competitive prices through our patented ThermaVolt™ and electricity-only through our patented SolarVolt™ products. The Company believes that providing electricity only and electricity and hot water will give customers energy solutions that are more efficient and cost-effective.

Since March 2009, we have been working to commercialize its patented tubular skylight as a possible means to diversify and this product was launched in January 2010.

The Company operates in one segment.

All of the Company's assets are located in the United States.

Note (3) Summary of Significant Accounting Policies

A summary of the major accounting policies followed by the Company in the preparation of the accompanying financial statements is set forth below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries including ENTECH Inc., a Delaware Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Estimates are used for, but not limited to, costs to complete contracts, warranty expense, taxes, losses on uncompleted contracts, lives of intangible assets, lives of property and equipment, and the value of shares issued. Although these estimates are based on management's best knowledge of current events and actions that we may undertake in the future, actual results may be different from the estimates.

Fair Value of Financial Instruments

The carrying value of accounts receivable, accounts payable, accrued expenses and preferred stock warrants approximate their respective fair values.

Concentration of Credit Risk and Significant Customers

The Company holds cash and cash equivalents at one major financial institution and periodically invests all non-FDIC insured funds in government-backed U. S. Treasury bills. The Company had no monies invested in U.S. Treasury bills at December 31, 2009. Historically, the Company has not experienced any losses as a result of such concentration of credit risk. We do not require collateral or other security against accounts receivable; however, it maintains reserves for potential credit losses and such losses have historically been within management's expectations.

Product Warranty

The Company historically provided for the estimated cost of product warranties relating to its legacy business at the time revenue was recognized. Since the Company had a limited operating history, adjustments in future periods may be required as its installations mature. The following table summarizes the activity regarding the Company's warranty accrual:

Balance, December 31, 2007	$414,496
Accruals for warranties issued during 2008	460,633
Utilization of warranty reserve during 2008	(42,639)
Balance, December 31, 2008	832,490
Accruals for warranties issued during 2009	27,402
Utilization of warranty reserve during 2009	(24,926)
Balance, December 31, 2009	$834,966

The product warranty accrual is included in Accounts Payable and Accrued Expenses in the Company's Consolidated Balance Sheets.

Revenue Recognition

The Company historically derived revenue primarily from fixed-price contracts through which the Company provides engineering, design, and procurement services, materials and equipment, and construction/ installation services. Revenue is also generated through the sale of solar-related equipment and, to a lesser extent, from consulting projects and government-funded grants.

Contract revenues are recorded when there is persuasive evidence that a binding contractual arrangement exists, the price is fixed and determinable, the Company has commenced work on the project, and collectability is reasonably assured.

Contract revenues are recognized using the percentage of completion method. The percentage of completion is calculated by dividing the direct labor and other direct costs incurred by the total estimated direct cost of the project. Contract value is defined as the total value of the contract, plus the value of approved change orders. Estimates of costs to complete are reviewed periodically and modified as required. Provisions are made for the full amount of anticipated losses, on a contract-by-contract basis. These loss provisions are established in the period in which the losses are first determined. Changes in estimates are also reflected in the period they become known. The Company maintains all the risks and rewards, in regard to billing and collection.

Revenues from equipment sales containing acceptance provisions are recognized upon customer acceptance. Cash payments received in advance of product or service revenue are recorded as customer deposits.

Revenues from consulting projects are recognized as services are rendered. Grant revenues are recognized when received, or if based on entitlement periods, when entitlement occurs.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. If the data we used to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. In recording any additional allowances, a respective charge against income is reflected in the general and administrative expenses, and would reduce the operating results in the period in which the increase is recorded.

Accounting for Income Taxes

We are required to estimate income taxes in each of the jurisdictions in which we operates as part of our consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that we determine that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value due to its short-term nature.

Inventory

Inventory is stated at the lower of cost or market determined by the First-In, First-Out (FIFO) method. Historically, inventory has consisted mainly of purchased system components. The reserve of $2,272,000 relates to a 2009 non-cash impairment charge based on the Company's decision to suspend manufacturing operations in its Texas plant and the transition from the flat-plate project business.

Property and Equipment

Property and equipment are carried at cost; less accumulated depreciation and amortization, and are depreciated and amortized for financial reporting purposes using the straight-line method. Depreciation for income tax purposes is computed using accelerated methods. The estimated useful lives are: computers and information equipment, 5 years; office furniture, vehicles, and test and assembly fixtures, 5 to 7 years; and leasehold improvements, the shorter of the useful life or the life of the lease. Upon retirement or disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amounts, less any proceeds, are charged or credited to income.

Expenditures for maintenance and repairs are expensed as incurred. Expenditures, which significantly increase asset value or extend useful lives, are capitalized.

At December 31, 2008, certain machinery and equipment for the Texas location was paid for, but not yet delivered. The Company recorded these amounts as Advances on Machinery and Equipment on the accompanying Consolidated Balance Sheets.

In accordance with the Company's adoption of the sections of "Fair Value Measurements," related to non-financial assets and liabilities on January 1, 2009 and applying the guidance relating to the Company's first quarter 2009 suspension of manufacturing of its legacy products, the Company evaluated the portions of fixed assets that directly relate to the suspended manufacturing announcement and subsequently recorded a fixed asset write-down in the amount of approximately $4,446,000. The Company used significant unobservable inputs (Level 3), such as an alternate use for the fixed assets, to determine the fair value of the fixed assets.

Escrow Funds Relating to Contract Performance

Escrow funds relating to contract performance are utilized to secure contracts and are separately recorded as an asset on the accompanying Consolidated Balance Sheets, and are contractually released back to the Company at the completion of each contract.

Other Intangible Assets

Other Intangible Assets, which include trademarks and technology, were recorded in connection with the acquisition of ENTECH, Inc. in January 2008. The assets, excluding trademarks, are being amortized on a straight line basis over 9 to 13 years. The ENTECH trademark is not being amortized.

We perform our annual impairment test based on December 31 information each year, unless triggering events occur that would cause us to test for impairment at interim periods. The evaluation is based on estimates of undiscounted future cash flows over the remaining useful life of the assets. If the amount of such estimated undiscounted future cash flows is less than the net book value of the asset, the asset is written down to fair value. As of December 31, 2009, we identified an intangible impairment that aggregated $863,000.

Goodwill

We follow the provision of FASB ASC 350-20 and FASB ASC 350-30, *Goodwill and Other Intangible Assets*. FASB ASC 350-20 requires an annual impairment test for goodwill and other intangible assets with indefinite lives. Under FASB ASC 350-20, the first step of the impairment test requires that we determine the fair value of each reporting unit, and compare the fair value to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform a second more detailed impairment assessment. The second impairment assessment involves allocating the reporting unit's fair value to all of its recognized and unrecognized assets and liabilities in order to determine the implied fair value of the reporting unit's goodwill as of the assessment date.

The implied fair value of the reporting unit's goodwill is then compared to the carrying amount of goodwill to quantify a potential impairment charge as of the assessment date.

Goodwill was recorded in connection with the acquisition of ENTECH in January 2008. Goodwill consists of the excess of cost over the fair value of net assets acquired in business combinations accounted for as purchases. Application of the goodwill impairment test requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long-term rate of growth for the businesses, the periods over which cash flows will occur, and determination of our weighted average cost of capital. Changes in these estimates and assumptions could materially affect the determination of fair value and/or conclusions on goodwill impairment for each reporting unit. We perform our annual impairment test based on December 31 information each year, unless triggering events occur that would cause us to test for impairment at interim periods. As of December 31, 2009, we identified a goodwill impairment that aggregated $4,641,000.

Research and Development

Research and development costs are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and were approximately $41,000 and $220,000 for the years ending December 31, 2009 and 2008, respectively.

Share-Based Compensation

The Company accounts for stock option grants under the provisions of FASB ASC 718 Stock Compensation ("ASC 718"), which require all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors.

As of the 4th quarter of fiscal year 2009, the Company uses the Black-Scholes option-pricing model to estimate fair value of grants of employee and director stock options. The Company calculates expected volatility for a share-based grant based on historic daily stock price observations of our common stock during the period immediately preceding the grant that is equal in length to the expected term of the grant. ASC 718 also requires that estimated forfeitures be included as a part of the estimate of expense as of the grant date. The Company has used historical data to estimate expected employee behaviors related to option term, exercises and forfeitures. With respect to grants of options, the risk free rate of interest is based on the U.S. Treasury rates appropriate for the expected term of the grant or award.

Compensation expense for the years ended December 31, 2009 and 2008 was approximately $2,049,000 and $703,000, respectively. This expense is presented as part of the operating results in Selling, General and Administrative expenses. For stock options granted to non-employees an additional Selling, General, and Administrative expense in the amount of approximately $331,000 was recognized during the year ended December 31, 2008.

Net Loss per Common Share

Basic loss per share includes no dilution and is computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding for the period. As presented, the Company's basic and diluted net loss per share attributable to common stockholders is based on the weighted average number of common shares outstanding during the period. The calculation of diluted net loss per common share for the years ended December 31, 2009 and 2008 does not include other potential common shares, including shares issuable upon exercise of options, warrants and conversion rights, since their effect would be anti-dilutive due to the Company's losses. Below is a table of the potential issuable shares as of December 31, 2009 and 2008, respectively:

	December 31, 2009	December 31, 2008
Warrants, excluding Series D Preferred Stock	5,544,660	48,873,730
Stock options	31,385,334	20,568,963
Preferred stock conversion rights	53,212,804	49,709,681
Total	90,142,798	119,152,374

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued its final Statement of Financial Accounting Standards ("SFAS") No. 168—*The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162*. SFAS No. 168 made the FASB Accounting Standards Codification ("the Codification") the single source of U.S. GAAP used by nongovernmental entities in the preparation of financial statements, except for rules and interpretive releases of the Securities & Exchange Commission ("SEC") under authority of federal securities laws, which are sources of authoritative accounting guidance for SEC registrants. The Codification is meant to simplify user access to all authoritative accounting guidance by reorganizing U.S. GAAP pronouncements into roughly 90 accounting topics within a consistent structure; its purpose is not to create new accounting and reporting guidance. The Codification supersedes all existing non-SEC accounting and reporting standards and was effective for the Company beginning July 1, 2009. Following SFAS No. 168, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead, it will issue Accounting Standards Updates. The FASB will not consider Accounting Standards Updates as authoritative in their own right; these updates will serve only to update the Codification, provide background information about the guidance and provide the bases for conclusions on the change(s) in the Codification. In the description of Accounting Standards Updates that follows, references in "italics" relate to Codification Topics and Subtopics and their descriptive titles, as appropriate.

In April 2009, the FASB issued guidance now codified as FASB ASC Topic 825, "Financial Instruments," which amends previous FASB ASC 825 guidance to require disclosures about fair value of financial instruments in interim as well as annual financial statements. This pronouncement is effective for periods ending after June 15, 2009. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows.

In December 2007, the FASB issued FASB 810-10-65, Noncontrolling Interests in Consolidated Financial Statements. FASB ASC 810-10-65 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, changes in a parent's ownership of a noncontrolling interest, calculation and disclosure of the consolidated net income attributable to the parent and the noncontrolling interest, changes in a parent's ownership interest while the parent retains its controlling financial interest and fair value measurement of any retained noncontrolling equity investment. FASB ASC 810-10-65 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of this pronouncement did not have a material impact on our consolidated financial position, results of operations or cash flows.

Reclassifications

Certain prior year balances have been reclassified to conform to current year presentation.

Note (4) Acquisition

On January 28, 2008, we completed our acquisition of ENTECH, Inc. ("ENTECH"), a Fort Worth, Texas company which has operated for 25 years in the concentrating photovoltaic ("CPV") industry. ENTECH has received development funding from and/or installed CPV systems for NASA, Sandia National Laboratories, Department of Energy, Department of Defense and major U.S. utilities and corporations. The purchase price was $52.7 million.

Note (5) Contracts

Information with respect to uncompleted contracts for the years ended December 31, 2009 and 2008 (in thousands):

	As of December 31,	
	2009	2008
Costs incurred on contracts	$ 1,271	$ 38,861
Estimated losses	(1,330)	(8,692)
	(59)	30,169
Billings to date	—	(28,316)
Net costs and estimated (losses) earnings in excess of billings	$ (59)	$ 1,853
These amounts are included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings/losses in excess of billings	35	2,613
Billings in excess of costs and estimated earnings/losses	(94)	(760)
	$ (59)	$ 1,853

The Company generates billings based on the fulfillment of milestones, which are set forth in the signed contract for each project. Milestones may include, but are not limited to; initial permits being satisfied, delivery of materials, and installation when substantially complete.

Note (6) Property and Equipment

Property and equipment consist of the following at December 31, 2009 and 2008 (in thousands):

	As of December 31,	
	2009	2008
Machinery and equipment	$ 5,657	$3,357
Impairment of machinery and equipment	(4,131)	—
Vehicles	60	301
Computers	727	682
Leasehold improvements	2,266	2,266
Impairment on leasehold improvements	(688)	—
	3,891	6,606
Less accumulated depreciation and amortization	(908)	(637)
Property and equipment, net	$ 2,983	$5,969

Depreciation and amortization expense in 2009 and 2008 were approximately $398,000 and $499,000, respectively.

Note (7) Intangible Assets

Intangible assets are listed below with associated accumulated amortization as of December 31, 2009 and 2008 (in thousands):

	As of December 31,	
	2009	2008
ENTECH trademark	$ 1,600	$ 1,600
ENTECH technology	23,750	23,750
Impairment on ENTECH technology	(863)	—
Accumulated amortization	(4,792)	(2,292)
Intangible assets, net	$19,695	$23,058

Amortization expenses for 2009 and 2008 were approximately $2,500,000 and $2,319,000, respectively.

Based on the carrying amount of the intangible assets, and assuming no future impairment of the underlying assets, the estimated future amortization expense is as follows (in thousands):

Year ended December 31, 2010	$ 2,386
Year ended December 31, 2011	2,386
Year ended December 31, 2012	2,386
Year ended December 31, 2013	2,386
Year ended December 31, 2014	2,386
Thereafter	6,165
Total future amortization expense	$18,095

Note: The ENTECH trademark has an indefinite life and is therefore not being amortized.

Note (8) Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following at December 31, 2009 and 2008 (in thousands):

	As of December 31,	
	2009	2008
Accounts payable—contracts	$384	$869
Accounts payable—other	—	373
Accrued salaries	544	320
Accrued payroll tax and 401K	98	—
Accrued warranty reserve	835	832
Accrued sales commission	—	166
Accrued sales and use taxes	5	488
Accrued losses on construction in progress	—	101
Renewable energy credit obligation	65	60
Customer deposits	20	20
Accrued project costs	—	393
Accrued legal expenses	—	60
Other accrued expenses	350	454
Total	$2,301	$4,136

Note (9) Related Party Transactions

On December 15, 2009, December 17, 2009 and December 22, 2009, we entered into Stock Purchase Agreements with The Quercus Trust whereby an aggregate of 12,500,000 common shares were issued at $0.08 per share resulting in a cash investment of $1,000,000.

On September 10, 2009, The Quercus Trust provided us a $2,000,000 convertible promissory note that accrued interest at 8% until converted to 25,498,630 common shares on December 14, 2009.

On June 27, 2008, Emcore Corp. entered into an agreement to sell 2,000,000 shares of Series D Preferred Stock and warrants to purchase 200,000 shares of Series D Preferred Stock to The Quercus Trust, a major shareholder of Entech Solar, Inc. The sale was concluded on July 22, 2008.

On December 31, 2008, Emcore Corp. sold an additional 1,446,428 shares of Series D Preferred Stock and warrants to purchase 152,522 shares of Series D Preferred Stock to The Quercus Trust.

On January 16, 2009, Emcore Corp. sold its remaining 1,446,429 shares of Series D Preferred Stock and warrants to purchase 152,522 shares of Series D Preferred Stock to The Quercus Trust. This sale completed the divestiture of all of Emcore Corp's equity interest in the Company.

In June 2008, the Company received advanced payment from The Quercus Trust, a principal shareholder, in the amount of $1,023,000 for a future order of ten Mobile Max units. Until such time that the order is filled and shipped, the payment has been classified as Customer Deposits—Related Party, located on the liability section of the accompanying Consolidated Balance Sheet.

The Company recorded a related party sale to The Quercus Trust for ten Mobile MaxPure® units, recognizing revenue of $775,000 in the quarter ended March 31, 2008.

On January 25, 2008, we entered into a Stock Exchange Agreement with The Quercus Trust pursuant to which agreement the Company issued 19,700 shares of its Series E Convertible Preferred Stock in exchange for 19,700,000 shares of the Company's common stock held by The Quercus Trust. Each share of the Series E Convertible Preferred Stock automatically converted into 1,000 shares of the Company's common stock upon the approval of the holders of WorldWater common stock to increase the number of authorized common shares from 275,000,000 to 450,000,000, which approval was received on June 26, 2008.

Also on January 25, 2008, we borrowed $6 million from The Quercus Trust as evidenced by a Promissory Note (the "Note") dated as of that date. The Note accrued interest at a rate of 8% per annum. The outstanding principal amount of the Note and all accrued and unpaid interest were paid on July 28, 2008 through the issuance of 3,371 shares of WorldWater Series F Convertible Preferred Stock at a price of $1,782 per share. These shares automatically converted into 3,371,000 shares of common stock upon the approval of the WorldWater shareholders to the increase in authorized common shares on June 26, 2008.

On February 12, 2008, we entered into a Stock and Warrant Purchase Agreement with The Quercus Trust pursuant to which the Company issued 16,629 shares of its Series F Convertible Preferred Stock at a price of $1,782 per share, and warrants to purchase twenty-nine million shares of the Company's common stock, at an exercise price of $1.815 per share. Each share of the Series F Convertible Preferred Stock automatically converted into 1,000 shares of the Company's common stock as a result of the approval of our common stockholders to increase the number of common shares authorized for issuance from 275,000,000 common shares to 450,000,000, as approved at the June 26, 2008 Special Meeting of Shareholders.

Transactions between the Company and The Quercus Trust or its co-trustee, David Gelbaum, are considered related party transactions. Under the terms of our Related Party Transaction Policy and Procedures, transactions with related parties requiring disclosure under United States securities laws require prior approval of (a) the Board of Directors and the Audit Committee (acting in each case by a majority of the directors then in office who have no interest in a proposed related party transaction) or (b) the Board of Directors and a committee of not less than two independent directors appointed by the Board of Directors who have no interest in the proposed related party transaction being considered (a "Special Committee").

The Board of Directors and either the Audit Committee or a Special Committee will review the material facts of all related party transactions that require approval in accordance with the Company's policy and either approve or disapprove of the entry into the related party transaction. In determining whether to approve a related party transaction, the Board of Directors, the Audit Committee and the Special Committee, as applicable, will take into account, among other factors each deems appropriate, whether the related party transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related party's interest in the transaction.

The issuance of the Series E Convertible Preferred Stock, the loan evidenced by the Note and the issuance of the Series F Convertible Preferred Stock occurred prior to the adoption of our Related Party Transaction Policy and Procedures and, although approved by the Board of Directors, were not considered by the Audit Committee or a Special Committee.

Note (10) Convertible Preferred Stock

As of December 30, 2009, the Company had 611,111 shares of Series B 7% Convertible Preferred Stock and 4,892,857 shares of Series D Convertible Preferred Stock and 505,044 warrants to purchase shares of Series D stock outstanding.

Series B Convertible Preferred Stock

In 2000, the Company issued 611,111 shares of Series B 7% three-year Convertible Preferred Stock at $0.90 per share. The Series B Preferred Stock proceeds were intended to be used by the Company for the initial operating requirements of WorldWater (Phils) Inc., the Company's Philippine subsidiary. Until September 2003, the Series B Preferred Stock was convertible either into 10% of WorldWater (Phils) Inc. or into 611,111 common shares of the Company.

It is the Company's position that the holder of these preferred shares failed to convert to shares of the Company's common stock in accordance with the terms of issuance, and that the preferred shares expired on September 8, 2003. It is the Company's position that the obligations for the payment of dividends on such shares also terminated on that date. As of December 31, 2009, the Company continues to be engaged in negotiations with the holder of the Series B preferred shares to resolve the disputed terms of conversion.

Series C 6% Convertible Preferred Stock

On January 1, 2009 three former stockholders converted their shares of our Series C 6% Convertible Preferred Stock into common stock of ENTEC and collectively own 1% of ENTECH's common stock and the Company owns the remaining 99% of ENTECH's common stock.

Series D Convertible Preferred Stock

The Series D Stock has the designations, preferences and rights set forth in the Certificate of Designation filed with the Secretary of State for the State of Delaware on November 29, 2006 (the "Certificate of Designation"). Pursuant to the Certificate of Designation, holders of Series D Stock have the following rights, among others: (i) the sole right and discretion to convert their shares of Series D Stock at any time and from time to time into such number of fully paid and non-assessable shares of common stock, par value $0.001, of the Company (the "Common Stock") initially equal to such number of shares of Series D Stock multiplied by ten, subject to certain adjustments as more fully set forth in the Certificate of Designation including weighted average anti-dilution rights, (ii) the right to vote together with the holders of common stock as a single class on all matters submitted for a vote of holders of common stock, (iii) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) does not fall below ten percent (10%) of the then outstanding shares of common stock, the exclusive right to elect two members of the Board of Directors of the Company, (iv) for so long as the beneficial ownership by the holders of Series D Stock (on a fully-diluted basis) is between five percent (5%) and ten percent (10%) of the then outstanding shares of common stock, the exclusive right to elect one member of the Board of Directors of the Company, (v) certain liquidation preferences as detailed in the Certificate of Designation and (vi) the right to receive dividends in an amount equal to the amount of dividends that such holder would have received had the holder converted its shares of Series D Stock into shares of common stock as of the date immediately prior to the record date for such dividend. The liquidity event is any change in control whereby the new person or entity has 50% or more beneficial ownership in the existing company. Since the potential change in ownership is outside the control of the Company, the existing preferred shareholders would have the right to demand cash payment equal to the liquidation value of the preferred stock plus accrued dividends.

During 2008 and 2009, The Quercus Trust acquired from a third party all of the Company's outstanding Series D Preferred Stock, a total of 4,892,857 shares. The Quercus Trust also acquired 505,044 warrants to purchase additional shares of Series D preferred stock.

Series C and D Convertible Preferred Stock Classification

The Series C was and the Series D is classified out of permanent equity since it fit certain criteria in FASB ASC 505-10; however it was not classified as a liability since it did not meet the definition of a liability. The warrants on the Series D Preferred Stock were classified as a current liability under the guidance established in FASB ASC 505-10, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity."

The value of the warrants to purchase Series D Preferred Stock was calculated by converting them to their common share equivalents, then utilizing the Black-Scholes option pricing model to arrive at a fair value. The amounts allocated to the preferred stock and warrants were equivalent to their relative fair values. In accordance with FASB ASC 505-10, the warrants were valued at their redemption amount of $1,393,827.

Liquidation Preference

Upon liquidation, holders of the Series D Convertible Preferred Stock will be entitled to the greater of (1) a per share amount equal to the original purchase price plus any dividends accrued but not paid and (2) the amount that the holder would receive in respect of a share of Series D Convertible Preferred Stock if immediately prior to dissolution and liquidation, all shares of Series D Convertible Preferred Stock were converted into shares of common stock. The liquidation preference of Series D at December 30, 2009 is $13,500,000.

Note (11) Common Stock Transactions

Common stock transactions during the year ended December 31, 2009 consisted of the following:

	Shares	Price Per Share
Shares Issued and Outstanding December 31, 2008	236,420,779	
Conversion of convertible notes	25,000,000	$0.08
Warrants exercised	1,461,739	$0.15-0.41
Shares sold under stock purchase agreements	12,500,000	$0.08
Shares issued in lieu of payment of cash for interest	498,630	$0.08
Shares issued for legal agreements	1,277,778	$0.17-0.18
Stock options exercised	326,433	$0.15-0.33
Shares issued during the year ended December 31, 2009	41,064,580	$0.13-0.36
Shares issued and Outstanding December 31, 2009	277,485,359	

The common stock issued in connection with the goods and services were issued for past services. The Company and the service provider agreed on a number of shares to be issued based on the fair value of the stock in relation to the value of the services rendered. The Company expensed the fair value of the stock multiplied by the number of shares issued in accordance with FASB ASC 718, Stock Compensation. The Company notes that the amount expensed in the Company's Consolidated Statement of Operations approximates the fair value of the services rendered had the Company paid cash for the services.

On December 15, 2009, December 17, 2009 and December 22, 2009, we entered into Stock Purchase Agreements with The Quercus Trust whereby an aggregate of 12,500,000 common shares were issued at $0.08 per share.

On September 10, 2009, The Quercus Trust provided us a $2,000,000 convertible promissory note that accrued interest at 8% until converted to 25,498,630 common shares on December 14, 2009.

On January 25, 2008, the Company entered into a Stock Exchange Agreement with The Quercus Trust pursuant to which the Company issued 19,700 shares of its Series E Convertible Preferred Stock in exchange for 19,700,000 shares of the Company's common stock held by The Quercus Trust. Each share of Series E Preferred Stock converted into 1,000 shares of our common stock on June 26, 2008.

On February 12, 2008, we entered into a Stock and Warrant Purchase Agreement with The Quercus Trust pursuant to which the Company issued 16,629 shares of its Series F Convertible Preferred Stock at a price of $1,782 per share, and warrants to purchase twenty-nine million shares of the Company's common stock, at an exercise price of $1.815 per share. Each share of the Series F Convertible Preferred Stock automatically converted into 1,000 shares of the Company's common stock upon the approval of the holders of WorldWater common stock to the increase of the Company's authorized common stock from 275,000,000 to 450,000,000 shares, voted on at the Company's Special Shareholder Meeting on June 6, 2008.

Note (12) Warrant Transactions

The Company uses the fair value method to account for transactions with non-employees in which unregistered common stock shares are issued in consideration for extensions of short-term loans, commissions for debt and equity financing, and the provision of goods or services. The fair value of all warrants are calculated using the binomial pricing model with the following assumptions: dividend yield of zero percent; expected volatility (calculated on a case by case situation), utilizing the current risk free interest rate, and an average term of 10 years. The relative fair value of the warrants resulted in no non-cash expense charges, for the years ended December 31, 2009 and 2008, respectively. All warrants below are exercisable immediately. All warrants are exercisable into common stock only and do not include Series D Preferred Stock warrants.

Warrant transactions consisted of the following during the year ended December 31, 2009:

	Exercisable Warrants	Stock Price
Warrants outstanding as of December 31, 2008	48,873,730	$1.48
Warrants issued in 2009	—	
Cancellation of certain warrants	(38,000,000)	1.82
Exercise of warrants	(1,461,739)	0.20
Expiration of outstanding warrants	(3,867,331)	0.25
Warrants outstanding as of December 31, 2009	5,544,660	$0.38

Warrants outstanding expire as follows:

Year	Warrants Expiring	Strike Price
2010	—	—
2011	3,254,460	0.29
2012	2,290,200	0.51
	5,544,660	0.38

Note (13) Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting and the tax basis of assets and liabilities, applying enacted statutory tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits, such as net operating loss carryforwards, are recognized to the extent that realization of these benefits is considered more likely than not.

Income tax benefit for the years ended December 31, 2009 and 2008 was as follows:

	2009	2008
Federal:		
Current	$—	$—
Deferred	—	—
	—	—
State:		
Current	—	—
Deferred	—	—
	$—	$—

Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax rate primarily due to the following for the years ended December 31, 2009 and 2008:

	2009	2008
Income tax benefit at US federal statutory tax rate	$(11,210,800)	$(10,094,100)
State income taxes, net of federal tax effect	(1,846,600)	(1,709,700)
Permanent items	583,000	308,000
Change in deferred tax asset valuation allowance	12,474,400	11,495,800
	$ —	$ —

As of December 31, 2009, the Company had Federal and State net operating loss carryforwards totaling approximately $92,362,700 and $77,329,300, respectively, available to reduce future taxable income and tax liabilities which expire at various dates between 2010 and 2029. In addition, as of December 31, 2009, the Company had federal research and development tax credit carryforwards of approximately $180,600 available to reduce future taxable income and tax liabilities which expire at various dates between 2010 and 2029. The timing and extent to which the Company can utilize future tax deductions in any year may be limited by provisions of the Internal Revenue Code regarding changes in ownership of corporations (i.e. IRS Code Section 382). The Company has not yet determined the extent of these limitations, if any. If limited, net operating loss carryforwards could expire unused due to Internal Revenue Code limitations.

The Company participates in the State of New Jersey's corporation business tax benefit certificate transfer program (the "Program"), which allows certain high technology and biotechnology companies to transfer unused New Jersey net operating loss carryovers and research and development tax credits to other New Jersey corporation business taxpayers.

Deferred Taxes at December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Gross deferred tax assets		
Net operating loss carryforwards	$ 36,704,400	$ 26,834,100
Warranty reserve	333,700	332,800
Accrued expenses and deferred compensation	2,160,000	1,595,300
	39,198,100	28,762,200
Gross deferred tax liabilities—intangible asset	(7,171,000)	(9,209,500)
Deferred tax valuation allowance	(32,027,100)	(19,552,700)
	$ —	$ —

The Company is required to estimate its income taxes in each of the jurisdictions in which it operates as part of its consolidated financial statements. This involves estimating the actual current tax in addition to assessing temporary differences resulting from differing treatments for tax and financial accounting purposes. These differences together with net operating loss carryforwards and tax credits may be recorded as deferred tax assets or liabilities on the balance sheet. A judgment must then be made of the likelihood that any deferred tax assets will be recovered from future taxable income. To the extent that the Company determines that it is more likely than not that deferred tax assets will not be utilized, a valuation allowance is established. Taxable income in future periods significantly different from that projected may cause adjustments to the valuation allowance that could materially increase or decrease future income tax expense. As of December 31, 2009 and 2008, an allowance equal to 100% of the deferred tax asset was recorded.

Effective January 1, 2007, the Company adopted FASB ASC 740-10 "Accounting for Uncertainty in Income Taxes", which clarifies the accounting for uncertainty in income taxes recognized in the financial statement in accordance with FASB ASC 740-10 and FASB ASC 740-30 Accounting for Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken, or expected to be taken, in a tax return. There were no significant matters determined to be unrecognized tax benefits taken or expected to be taken in a tax return that have been recorded on the Company's consolidated financial statements for the year ended December 31, 2009.

Additionally, FASB ASC 740-10 provides guidance on the recognition of interest and penalties related to income taxes. There were no interest or penalties related to income taxes that have been accrued or recognized as of and for the years ended December 31, 2009 and 2008.

The Company files corporate income tax returns to the United States, both in the federal jurisdiction and in various state jurisdictions. The Company is subject to federal income tax examination for calendar tax years 2006 through 2009 and is also subject to various state income tax examinations for calendar years 2003 through 2009.

Note (14) Stock-Based Compensation Plans

Incentive Stock Option Plan

In 1999, the Board of Directors and stockholders approved our 1999 Incentive Stock Option Plan (the "1999 Plan"). The 1999 Plan authorizes the issuance of incentive stock options and nonqualified stock options. The Compensation Committee determines the type, amount and terms, including vesting, of any award made under the incentive plan. Incentive stock options granted generally vest as follows: grants to officers—generally over a defined term up to three years; and grants to employees—over the succeeding three years and expire ten years from the date of the grant. Nonqualified stock option grants to directors and consultants generally vest immediately upon grant and expire three years from the date of grant.

At our annual shareholder meeting held on August 27, 2009, it was voted to increase the number of shares authorized for issuance under the Plan from 50,000,000 to 80,000,000. At December 31, 2009, the shares available for future grants of stock options were 35,392,763.

The Company accounts for its stock base compensation in accordance with FASB ASC 718-10 "Share-Based Payments," which requires all companies to measure and recognize compensation expense at fair value for all stock-based payments to employees and directors. Compensation expense recognized in the financial statements includes estimated expense for stock options granted, based on the grant date fair value estimated in accordance with the provisions of FASB ASC 718.

Along with the stock option grant on November 12, 2009, modifications were made to all fiscal year 2009 grants, affecting approximately 30 employees. The modifications provided for all options granted under the 1999 Plan in fiscal year 2009 to have a revised exercise price of $0.15 per share and a revised vesting period of three years. As a result of the modifications, there was no material incremental compensation cost to be recognized.

At December 31, 2009, there was approximately $2,120,000 of total unrecognized compensation cost related to outstanding options that is expected to be recognized over a weighted-average period of 1.75 years.

The fair value of each stock option grant at the grant date is calculated using the Black-Scholes option pricing model with the following assumptions for the years ended December 31:

	2009	2008
Risk-free interest rate	1.09-1.83%	1.90-3.64%
Expected term (years)	2-4 years	3-10 years
Expected volatility	105.0-112.3%	99.0-100.0%
Expected dividend yield	-%	-%
Estimated fair value per stock option granted	$ 0.08-0.21	$ 0.21-0.42

The following is a summary of stock option activity:

	Shares	Weighted-Average Exercise Price	Term
Balance, December 31, 2008	20,568,963	0.39	
Granted	20,699,000	0.17	
Forfeited or expired	(9,556,196)	0.35	
Exercised	(326,433)	0.26	
Balance, December 31, 2009	31,385,334	0.26	8.33
Options Exercisable, December 31, 2009	14,836,655	0.34	7.12
Unvested Options, December 31, 2009	28,241,085	0.27	8.20

Summarized information about stock options outstanding is as follows:

Range	Number of Options Outstanding at 2009	Average Remaining Life	Average Exercise Price	Options Exercisable, at December 31, 2009	Average Exercise Price of Exercisable Options
$0.15	19,899,000	8.78	$0.15	4,312,001	$0.15
0.22-0.28	820,000	5.74	0.25	820,000	0.25
0.31-0.40	5,780,000	6.99	0.40	5,780,000	0.40
0.44-0.46	4,799,334	8.50	0.46	3,837,654	0.46
0.56	87,000	7.05	0.56	87,000	0.56
	31,385,334			14,836,655	

The aggregate intrinsic values of options outstanding, options exercisable and options expected to vest were $0 at December 31, 2009. The total intrinsic value of options exercised for the years ended December 31, 2009 and 2008 was approximately $21,000 and $2,485,000, respectively.

Note (15) Employees' Savings Plan

The Company established a 401(k) plan in 2000 for eligible employees. Under the provisions of the plan, eligible employees may voluntarily contribute a portion of their compensation up to the statutory limit. Effective January 1, 2008, the Company contributed fifty cents for each dollar a participant contributes, with a maximum contribution of $3,500. Matching contributions were $70,000 in 2009 and $129,000 in 2008.

Note (16) Commitments and Guarantees

The Company's commitments as of December 31, 2009, for the years 2010 through 2014 and thereafter as summarized below:

(In thousands)	2010	2011	2012	2013	2014	Thereafter	Total
Employment obligations	$ 880	$ —	$ —	$ —	$ —	$ —	$ 880
Renewable energy credit guarantee obligations	60	60	60	—	—	—	180
Operating lease payments	773	773	773	816	816	1,906	5,857
Total	$1,713	$833	$833	$816	$816	$1,906	$6,917

Operating Leases

Texas

Our executive office and research and development facility is housed in a 71,000 square foot facility in Fort Worth, Texas. The facility is leased under an operating lease that commenced March 7, 2008, for a period of ten (10) years expiring in 2018.

New Jersey

We occupy a 30,000 square foot site located at 200 Ludlow Drive, Ewing, New Jersey. The facility is leased under an operating lease commencing July 1, 2007, and expiring June 30, 2015. On March 11, 2010, the Company committed to an exit plan of its New Jersey facility and seeks to sublease this facility and relocate retained personnel to a smaller facility in or near the New Jersey area.

Employment Agreements

Upon the closing of the ENTECH acquisition, we entered into employment agreements with five ENTECH employees that provide for base compensation ranging between $79,284 and $196,248. Each of the five ENTECH employees also received options to purchase 300,000 shares of our common stock. As additional compensation, four of such ENTECH employees are entitled to an amount calculated as 0.2% of ENTECH's gross revenues determined in accordance with accounting principles generally accepted in the United States until the accumulated total of such additional compensation paid by us to each of them equals $1,000,000. As of December 31, 2009, no additional compensation was earned.

On December 18, 2006, we entered into a five-year employment agreement with Mr. Kelly, our former Chief Executive Officer, effective January 1, 2007. Adjusted compensation under the agreement is $250,000 annual salary and $1,200 per month auto allowance. Mr. Kelly participates in our "fringe benefits" including health coverage and the maintenance of a whole life policy. The benefits continue if employment is terminated without cause or by reason of death or disability to Mr. Kelly or his estate for the remaining term of the agreement or a period of 24 months, whichever is longer. Effective January 19, 2007, Mr. Kelly was granted 5,000,000 stock options at an exercise price of $0.40, fair market value at the date of the grant. These shares will vest twenty percent (20%) per year, with the first twenty percent (20%) vesting immediately upon the grant of the options and the remaining options vesting twenty percent (20%) per year on the annual anniversary of the initial grant.

We amended Mr. Kelly's employment agreement on December 31, 2008 such that, upon Mr. Kelly's termination from us, the total of Mr. Kelly's cash severance payments were fixed at $900,000, he would receive 1,000,000 common shares of our stock, and all outstanding stock options would vest immediately. In addition, in the event that Mr. Kelly and the Company reached agreement on the sale of substantially all of the Mobile MaxPure® assets, the amended employment agreement allotted Mr. Kelly $225,000 of credit towards the purchase price. Receipt of the amended severance compensation and the Mobile MaxPure® purchase price credit were subject to Mr. Kelly entering into a release of claims on terms satisfactory to us.

Mr. Kelly resigned on January 7, 2009 and the parties executed a Separation Agreement and General Release as of January 20, 2009. On March 6, 2009, we closed on the sale to Mr. Kelly of substantially all of the Mobile MaxPure® assets and certain trademarks relating to our former names for $358,035. Mr. Kelly received the $225,000 purchase price credit and the parties agreed that the balance of the purchase price, $133,035, would be paid by Mr. Kelly through the reduction of Mr. Kelly's cash severance payments.

Note (17) Contingencies

We are subject to various claims and suits from time to time in the ordinary course of its business. We are not aware of any pending or threatened litigation that could have a material adverse effect on our business, financial condition or results of operations.

Note (18) Supplemental Disclosure of Cash Flow Information

(In thousands)	2009	2008
Conversion of Series C 6% Convertible Preferred Stock	$170	—
Issuance of stock in lieu of Interest (non-cash)	—	$ 77
Issuance of stock for services (non-cash)	—	$ 10
Issuance of options and warrants for services (non-cash)	—	$ 274
Cash for interest	—	$ 40
Conversion of note into convertible Preferred Series F	—	$ 6
Issuance of common stock for acquisition of ENTECH	—	$42,295
Issuance of series E convertible preferred stock for common stock	—	$27,383

Note (19) Subsequent Events

On January 6, 2010, January 14, 2010, January 29, 2010, February 8, 2010 and March 1, 2010, we entered into Stock Purchase Agreements with The Quercus Trust whereby an aggregate of 40,562,500 common shares were issued at $0.08 per share.

On February 5, 2010, the Company announced that David Gelbaum, Chairman and Trustee of The Quercus Trust, a major shareholder in the Company, became Chief Executive Officer, replacing Dr. Frank W. Smith, who had served as the Company's CEO since March 2008.

On February 19, 2010, we entered into a preferred stock purchase agreement with Socius Capital Group, LLC ("Socius"). This agreement contemplates that we will sell up to 500 shares of our Series G Preferred Stock, in one or more tranches at a purchase price of $10,000 per share, for an aggregate issue price of up to $5 million. In addition we issued to Socius a warrant to acquire 40,909,091 shares of our common stock. With each tranche, Socius will vest in five-year warrants to purchase shares of our common stock equal to 135% of the tranche amount. The exercise price of the warrants will equal the closing bid price of our common stock on the date we provide notice of a tranche to Socius. Funding under the agreement with Socius is subject to the satisfaction of a number of conditions, including the effectiveness of a registration statement that we will be filing with the Securities and Exchange Commission relating to Socius potential sale of the common stock underlying the warrants. Under the terms of the purchase agreement, Entech Solar will pay Socius a commitment fee of $250,000 payable in cash or in our common stock.

On March 2, 2010, the Company announced the resignation of Sandy J. Martin as Chief Financial Officer effective April 23, 2010.

On March 11, 2010, the Company committed to an exit plan of its New Jersey facility and seeks to sublease this facility and relocate retained personnel to a smaller facility in or near the New Jersey area. This exit plan has estimated costs of $1.3 million in connection with the restructuring, of which approximately $0.3 million pertain to termination benefits to identified personnel and $1.0 million related to the fair value of the remaining lease obligations, net of estimated sublease income, and other related moving costs in New Jersey.

On March 19, 2010, the Company sold 150 shares of its Series G Preferred stock for $1.5 million in cash to The Quercus Trust. As part of the transaction, the Company also issued a warrant to purchase 11,911,765 shares of its common stock with an exercise price of $0.17 per share to The Quercus Trust. Funding under the agreement with Quercus Trust is subject to the satisfaction of a number of conditions but does not require the filing of a registration statement with the Securities and Exchange Commission.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

ITEM 9A(T). CONTROLS AND PROCEDURES.

Evaluation of Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer (our principal executive officer) and Chief Financial Officer (our principal accounting officer), we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this report. We conducted an evaluation of the effectiveness of the design and operation of our "disclosure controls and procedures" (Disclosure Controls) as of the end of the period covered by this Form 10-K. The controls evaluation was conducted under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Exchange Act, such as this Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission's (SEC's) rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective.

Changes in Internal Control

There has been no change in our internal controls over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles. Because of inherent limitations, as system of internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate due to change in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on the assessment using those criteria, management believes that, as of December 31, 2009, our internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this annual report.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, do not expect that our disclosure controls and procedures and internal controls over financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

None.

PART III.

Certain information required by Part III is omitted from this Annual Report on Form 10-K. We intend to file a definitive Proxy Statement pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information included therein is incorporated herein by reference.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item is incorporated by reference from our Proxy Statement.

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees, including our principal executive officer and principal financial officer. We have made it available, free of charge, on our website at www.entechsolar.com, and if we amend it or grant any waiver under it that applies to our principal executive officer, principal financial officer, or principal accounting officer, we will promptly post that amendment or waiver on our website as well.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference from our Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference from our Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference from our Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference from our Proxy Statement.

PART IV.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Financial Statements.* The following documents are filed as Appendix A hereto and are included as part of this annual report on Form 10-K.

Report of Independent Registered Public Accounting Firm—Amper, Politziner & Mattia, LLP
Consolidated Balance Sheets—December 31, 2009 and 2008
Consolidated Statements of Operations—Years ended December 31, 2009 and 2008
Consolidated Statements of Cash Flows—Years ended December 31, 2009 and 2008
Consolidated Statements of Changes in Stockholders' Equity (Deficiency)—Years ended December 31, 2009 and 2008
Notes to Consolidated Financial Statements

All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(b) *Exhibits*

Exhibit Number	Description
2.1	Plan of Merger of WorldWater, a Nevada corporation with and into WorldWater, a Delaware corporation, filed with the State of Delaware April 30, 2001. Incorporated by reference to Exhibit 2.1 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
2.2	State of Nevada Articles of Merger, filed with the State of Nevada May 9, 2001. Incorporated by reference to Exhibit 2.2 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
2.3	Certificate of Merger of Domestic Corporation and Foreign Corporation filed with State of Delaware April 30, 2001. Incorporated by reference to Exhibit 2.3 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
2.4	Agreement and Plan of Merger by and among WorldWater & Solar Technologies Corp., WorldWater Merger Corp. and Entech, Inc. and All of the Stockholders of Entech, Inc., dated October 29, 2007. Incorporated by reference to Appendix C of the Company's Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act, filed with the Securities and Exchange Commission on May 15, 2008.
3.1	Certificate of Incorporation. Incorporated by reference to Exhibit 4.1 to the Company's Form S-8 dated July 23, 2001 filed with the Securities and Exchange Commission on August 1, 2001 (File No. 333-66484).
3.2	Certificate of Amendment of Certificate of Incorporation. Incorporated by reference to Exhibit 3.2 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
3.3	Certificate of Amendment of Certificate of Incorporation dated July 7, 2005. Incorporated by reference to Exhibit 3.4 to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2006 (File No. 00016936).
3.4	Certificate of Amendment of Certificate of Incorporation of WorldWater & Solar Technologies Corp. filed with the State of Delaware on July 2, 2008. Incorporated by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on March 17, 2009.
3.5	Certificate of Ownership & Merger—Merging WWST Merger Corp. into WorldWater & Solar Technologies Corp., effective January 12, 2009. Incorporated by reference to Exhibit 3(i) of the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.
3.6	Amended and Restated By-laws of WorldWater Incorporated by reference to Exhibit 4.2 to the Company's Form S-8 dated July 23, 2001 filed with the Securities and Exchange Commission on August 1, 2001 (File No. 333-66484).

Exhibit Number	Description
3.7	Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 3.7 to the Company's Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on March 17, 2009.
4.1	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock dated November 29, 2006. Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
4.2	Certificate of Designation of Series E Convertible Preferred Stock dated January 25, 2008. Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.
4.3	Certificate of Designation of Series F Convertible Stock dated February 12, 2008. Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 18, 2008.
4.4	Certificate of Designations of Series G Preferred Stock dated February 16, 2010. Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
4.5	Series A Convertible Preferred Stock Certificate of Designations, Preferences and Rights dated February 12, 2010. Incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
4.6	Series B Convertible Preferred Stock Certificate of Designations, Preferences and Rights dated February 12, 2010. Incorporated by reference to Exhibit 4.3 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
10.1	Securities Purchase Agreement between WorldWater Corp. and SBI Brightline VIII LLC dated April 1, 2004. Incorporated by reference to Exhibit 10.1 to the Company's Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.2	Stock Purchase Warrant dated March 29, 2004. Incorporated by reference to Exhibit 10.3 to Company's Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.3	Registration Rights Agreement by and between WorldWater and SBI Advisors, LLC dated as of March 29, 2004 Incorporated by reference to Exhibit 10.4 to the Company's Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.4	Forms of Warrant Purchase Agreements between WorldWater and certain Selling Stockholders. Incorporated by reference to Exhibit 10.5 to the Company's Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).
10.5	Form of Registration Rights Agreement between WorldWater and certain Selling Stockholders. Incorporated by reference to Exhibit 10.6 to the Company's Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).
10.6	Restricted Stock Agreement for Quentin T. Kelly dated July 1, 2002. Incorporated by reference to Exhibit 10.12 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
10.7	Larry Crawford Employment Agreement dated effective as of January 1, 2007. Incorporated by reference to Exhibit 10.10 to the Company's Form KSB filed with the Securities and Exchange Commission on April 9, 2007.

Exhibit Number	Description
10.8	James S. Brown Employment Agreement dated as of May 24, 2004. Incorporated by reference to Exhibit 10.10 to the Company's Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).
10.9	Quentin T. Kelly Employment Agreement dated effective as January 1, 2007. Incorporated by reference to Exhibit 10.8 to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 9, 2007. Amended by that First Amendment to the Employment Agreement, dated as of December 31, 2008, and incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 7, 2009.
10.10	Robert A. Gunther Executive Employment Agreement dated effective January 7, 2008 and incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 24, 2008.
10.11	Larry Crawford Employment Agreement dated effective as of January 1, 2007. Incorporated by reference to Exhibit 10.10 to the Company's Form KSB filed with the Securities and Exchange Commission on April 9, 2007.
10.12	Frank L. Smith Executive Employment Agreement dated effective February 5, 2007 and incorporated by reference to Exhibit 10.21 of the Company's S-1 Registration Statement filed with the Securities and Exchange Commission on October 17, 2008 (File No. 333-152096).
10.13	Securities Purchase Agreement dated as of July 21, 2005 between WorldWater & Power Corp., a Delaware corporation as the Company and CAMOFI Master LDC, its successors and assigns as Purchaser. Incorporated by reference to 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.14	Registration Rights Agreement dated as of July 21, 2005 between WorldWater & Power Corp., a Delaware corporation and CAMOFI Master LDC as Purchaser. Incorporated by reference to 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.15	Common Stock Purchase Warrant dated July 21, 2005 issued to CAMOFI Master LDC as Holder for 9,027,778 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.18 per share and terminating on July 21, 2009. Incorporated by reference to 10.5 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.16	Common Stock Purchase Warrant dated July 21, 2005 issued to CAMOFI Master LDC as Holder for 1,277,778 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on July 21, 2009. Incorporated by reference to 10.6 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.17	Common Stock Purchase Warrant dated July 25, 2005 issued to The Water Fund, LP for 416,667 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on August 15, 2009. Incorporated by reference to 10.17 to the Company's Form SB-2 filed with the Securities and Exchange Commission on October 21, 2005 (File No. 33-0123045).
10.18	Common Stock Purchase Warrant dated July 25, 2005 issued to The Water Fund, LP for 416,667 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on August 15, 2009. Incorporated by reference to 10.18 to the Company's Form SB-2 filed with the Securities and Exchange Commission on October 21, 2005 (File No. 33-0123045).
10.19	Investment Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation as the Company and Emcore Corporation. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

Exhibit Number	Description
10.20	Registration Rights Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation and Emcore Corporation. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
10.21	Letter Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation and Emcore Corporation. Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
10.22	Series D Convertible Preferred Stock Purchase Warrant dated November 29, 2006 issued to Emcore Corporation for 505,044 shares of Series D Convertible Preferred Stock of WorldWater & Power Corp. at the exercise price of $3.17 per share and terminating on November 29, 2016. Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
10.23	Promissory Note dated January 25, 2008 by WorldWater & Solar Technologies Corp. in favor The Quercus Trust. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.
10.24	Stock Exchange Agreement dated January 25, 2008 by and between WorldWater & Solar Technologies Corp. and The Quercus Trust. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.
10.25	Stock and Warrant Purchase Agreement Exchange Agreement dated February 12, 2008 by and between WorldWater & Solar Technologies Corp. and The Quercus Trust. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2008.
10.26	Lease Agreement dated as of March 7, 2008 by and between ENTECH, Inc., as tenant, and Alliance Gateway No. 23, Ltd., as landlord. Incorporated by reference to Exhibit 10.22 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 28, 2008.
10.27	Lease Guarantee dated as of March 7, 2008 by and between WorldWater & Solar Technologies Corp. as guarantor, and Alliance Gateway No. 23, Ltd. Incorporated by reference to Exhibit 10.23 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 28, 2008.
10.28	Warrant Cancellation Agreement dated as of February 4, 2009 by and between The Quercus Trust and Entech Solar, Inc., formerly known as WorldWater & Solar Technologies Corp. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 10, 2009.
10.29	Seventh Amendment and Restatement of the Company's 1999 Incentive Stock Option Plan. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 10, 2009.
10.30	Subscription Agent Agreement dated October 22, 2009 by and between Entech Solar, Inc., Computershare Inc. and Computershare Trust Company, N.A. Incorporated by reference to Exhibit 10.30 of Amendment Number 3 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 23, 2009.
10.31	Letter of Agreement dated October 22, 2009 between Entech Solar, Inc. and Georgeson Inc. Incorporated by reference to Exhibit 10.31 of Amendment Number 3 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 23, 2009.

Exhibit Number	Description
10.32	Convertible Promissory Note dated September 10, 2009 from the Company, as payee, payable to the order of The Quercus Trust. Incorporated by reference to Exhibit 10.32 of Amendment Number 3 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 23, 2009.
10.33	Stock Purchase Agreement dated December 15, 2009 by and between Entech Solar, Inc. and The Quercus Trust. Incorporated by reference to Exhibit 10.33 of Amendment Number 4 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 16, 2009.
10.34	Stock Purchase Agreement dated January 14, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 4, 2010.
10.35	Stock Purchase Agreement dated February 1, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 4, 2010.
10.36	Stock Purchase Agreement dated February 8, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 12, 2010.
10.37	Stock Purchase Agreement dated February 12, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 12, 2010.
10.38	Preferred Stock Purchase Agreement, dated as of February 19, 2010, by and among Entech Solar, Inc. and Socius Capital Group, LLC, dba Socius Energy Capital Group, LLC. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
10.39	Warrant to Purchase Common Stock Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
10.39	Stock Purchase Agreement, dated March 1, 2010, by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on March 5, 2010.
23.1	Consent of Independent Registered Public Accounting Firm—Amper, Politziner & Mattia, LLP
31.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entech Solar, Inc.
(Registrant)

By: /s/ DAVID GELBAUM — Date: March 31, 2010
David Gelbaum
Chief Executive Officer

By: /s/ SANDRA J. MARTIN — Date: March 31, 2010
Sandra J. Martin
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DAVID GELBAUM David Gelbaum	Chief Executive Officer and Chairman (Principal Executive Officer)	March 31, 2010
/s/ SANDRA J. MARTIN Sandra J. Martin	Chief Financial Officer (Principal Financial Officer)	March 31, 2010
/s/ LAWRENCE KAUFMAN Lawrence Kaufman	Director	March 31, 2010
/s/ DAVID FIELD David Field	Director	March 31, 2010
/s/ PETER L. CORSELL Peter L. Corsell	Director	March 31, 2010
/s/ MARK J. O'NEILL Mark J. O'Neill	Director	March 31, 2010
/s/ FRANK W. SMITH Frank W. Smith	Director	March 31, 2010

EXHIBIT INDEX

Exhibit Number	Description
2.1	Plan of Merger of WorldWater, a Nevada corporation with and into WorldWater, a Delaware corporation, filed with the State of Delaware April 30, 2001. Incorporated by reference to Exhibit 2.1 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
2.2	State of Nevada Articles of Merger, filed with the State of Nevada May 9, 2001. Incorporated by reference to Exhibit 2.2 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
2.3	Certificate of Merger of Domestic Corporation and Foreign Corporation filed with State of Delaware April 30, 2001. Incorporated by reference to Exhibit 2.3 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
2.4	Agreement and Plan of Merger by and among WorldWater & Solar Technologies Corp., WorldWater Merger Corp. and Entech, Inc. and All of the Stockholders of Entech, Inc., dated October 29, 2007. Incorporated by reference to Appendix C of the Company's Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act, filed with the Securities and Exchange Commission on May 15, 2008.
3.1	Certificate of Incorporation. Incorporated by reference to Exhibit 4.1 to the Company's Form S-8 dated July 23, 2001 filed with the Securities and Exchange Commission on August 1, 2001 (File No. 333-66484).
3.2	Certificate of Amendment of Certificate of Incorporation. Incorporated by reference to Exhibit 3.2 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
3.3	Certificate of Amendment of Certificate of Incorporation dated July 7, 2005. Incorporated by reference to Exhibit 3.4 to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 14, 2006 (File No. 00016936).
3.4	Certificate of Amendment of Certificate of Incorporation of WorldWater & Solar Technologies Corp. filed with the State of Delaware on July 2, 2008. Incorporated by reference to Exhibit 3.5 to the Company's Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on March 17, 2009.
3.5	Certificate of Ownership & Merger—Merging WWST Merger Corp. into WorldWater & Solar Technologies Corp., effective January 12, 2009. Incorporated by reference to Exhibit 3(i) of the Company's Form 8-K filed with the Securities and Exchange Commission on January 16, 2009.
3.6	Amended and Restated By-laws of WorldWater Incorporated by reference to Exhibit 4.2 to the Company's Form S-8 dated July 23, 2001 filed with the Securities and Exchange Commission on August 1, 2001 (File No. 333-66484).
3.7	Amended and Restated Bylaws of the Company. Incorporated by reference to Exhibit 3.7 to the Company's Annual Report on Form 10-K, as amended, filed with the Securities and Exchange Commission on March 17, 2009.
4.1	Certificate of Designations, Preferences and Rights of Series D Convertible Preferred Stock dated November 29, 2006. Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
4.2	Certificate of Designation of Series E Convertible Preferred Stock dated January 25, 2008. Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.

Exhibit Number	Description
4.3	Certificate of Designation of Series F Convertible Stock dated February 12, 2008. Incorporated by reference to Exhibit 4.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 18, 2008.
4.4	Certificate of Designations of Series G Preferred Stock dated February 16, 2010. Incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
4.5	Series A Convertible Preferred Stock Certificate of Designations, Preferences and Rights dated February 12, 2010. Incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
4.6	Series B Convertible Preferred Stock Certificate of Designations, Preferences and Rights dated February 12, 2010. Incorporated by reference to Exhibit 4.3 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
10.1	Securities Purchase Agreement between WorldWater Corp. and SBI Brightline VIII LLC dated April 1, 2004. Incorporated by reference to Exhibit 10.1 to the Company's Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.2	Stock Purchase Warrant dated March 29, 2004. Incorporated by reference to Exhibit 10.3 to Company's Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.3	Registration Rights Agreement by and between WorldWater and SBI Advisors, LLC dated as of March 29, 2004 Incorporated by reference to Exhibit 10.4 to the Company's Form SB-2 filed with the Securities and Exchange Commission on July 30, 2004 (File No. 333-115561).
10.4	Forms of Warrant Purchase Agreements between WorldWater and certain Selling Stockholders. Incorporated by reference to Exhibit 10.5 to the Company's Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).
10.5	Form of Registration Rights Agreement between WorldWater and certain Selling Stockholders. Incorporated by reference to Exhibit 10.6 to the Company's Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).
10.6	Restricted Stock Agreement for Quentin T. Kelly dated July 1, 2002. Incorporated by reference to Exhibit 10.12 to the Company's Form SB-2 filed with the Securities and Exchange Commission on January 3, 2003 (File No. 333-102348).
10.7	Larry Crawford Employment Agreement dated effective as of January 1, 2007. Incorporated by reference to Exhibit 10.10 to the Company's Form KSB filed with the Securities and Exchange Commission on April 9, 2007.
10.8	James S. Brown Employment Agreement dated as of May 24, 2004. Incorporated by reference to Exhibit 10.10 to the Company's Form SB-2 filed with the Securities and Exchange Commission on February 11, 2005 (File No. 333-122756).
10.9	Quentin T. Kelly Employment Agreement dated effective as January 1, 2007. Incorporated by reference to Exhibit 10.8 to the Company's Form 10-KSB filed with the Securities and Exchange Commission on April 9, 2007. Amended by that First Amendment to the Employment Agreement, dated as of December 31, 2008, and incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 7, 2009.
10.10	Robert A. Gunther Executive Employment Agreement dated effective January 7, 2008 and incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 24, 2008.

Exhibit Number	Description
10.11	Larry Crawford Employment Agreement dated effective as of January 1, 2007. Incorporated by reference to Exhibit 10.10 to the Company's Form KSB filed with the Securities and Exchange Commission on April 9, 2007.
10.12	Frank L. Smith Executive Employment Agreement dated effective February 5, 2007 and incorporated by reference to Exhibit 10.21 of the Company's S-1 Registration Statement filed with the Securities and Exchange Commission on October 17, 2008 (File No. 333-152096).
10.13	Securities Purchase Agreement dated as of July 21, 2005 between WorldWater & Power Corp., a Delaware corporation as the Company and CAMOFI Master LDC, its successors and assigns as Purchaser. Incorporated by reference to 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.14	Registration Rights Agreement dated as of July 21, 2005 between WorldWater & Power Corp., a Delaware corporation and CAMOFI Master LDC as Purchaser. Incorporated by reference to 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.15	Common Stock Purchase Warrant dated July 21, 2005 issued to CAMOFI Master LDC as Holder for 9,027,778 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.18 per share and terminating on July 21, 2009. Incorporated by reference to 10.5 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.16	Common Stock Purchase Warrant dated July 21, 2005 issued to CAMOFI Master LDC as Holder for 1,277,778 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on July 21, 2009. Incorporated by reference to 10.6 to the Company's Form 8-K filed with the Securities and Exchange Commission on July 28, 2005 (File No. 000-16936).
10.17	Common Stock Purchase Warrant dated July 25, 2005 issued to The Water Fund, LP for 416,667 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on August 15, 2009. Incorporated by reference to 10.17 to the Company's Form SB-2 filed with the Securities and Exchange Commission on October 21, 2005 (File No. 33-0123045).
10.18	Common Stock Purchase Warrant dated July 25, 2005 issued to The Water Fund, LP for 416,667 shares of common stock of WorldWater & Power Corp. at the exercise price of $0.22 per share and terminating on August 15, 2009. Incorporated by reference to 10.18 to the Company's Form SB-2 filed with the Securities and Exchange Commission on October 21, 2005 (File No. 33-0123045).
10.19	Investment Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation as the Company and Emcore Corporation. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
10.20	Registration Rights Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation and Emcore Corporation. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
10.21	Letter Agreement dated as of November 29, 2006 between WorldWater & Power Corp., a Delaware corporation and Emcore Corporation. Incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).

Exhibit Number	Description
10.22	Series D Convertible Preferred Stock Purchase Warrant dated November 29, 2006 issued to Emcore Corporation for 505,044 shares of Series D Convertible Preferred Stock of WorldWater & Power Corp. at the exercise price of $3.17 per share and terminating on November 29, 2016. Incorporated by reference to Exhibit 10.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on December 5, 2006 (File No. 000-16936).
10.23	Promissory Note dated January 25, 2008 by WorldWater & Solar Technologies Corp. in favor The Quercus Trust. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.
10.24	Stock Exchange Agreement dated January 25, 2008 by and between WorldWater & Solar Technologies Corp. and The Quercus Trust. Incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on January 31, 2008.
10.25	Stock and Warrant Purchase Agreement Exchange Agreement dated February 12, 2008 by and between WorldWater & Solar Technologies Corp. and The Quercus Trust. Incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2008.
10.26	Lease Agreement dated as of March 7, 2008 by and between ENTECH, Inc., as tenant, and Alliance Gateway No. 23, Ltd., as landlord. Incorporated by reference to Exhibit 10.22 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 28, 2008.
10.27	Lease Guarantee dated as of March 7, 2008 by and between WorldWater & Solar Technologies Corp. as guarantor, and Alliance Gateway No. 23, Ltd. Incorporated by reference to Exhibit 10.23 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 28, 2008.
10.28	Warrant Cancellation Agreement dated as of February 4, 2009 by and between The Quercus Trust and Entech Solar, Inc., formerly known as WorldWater & Solar Technologies Corp. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 10, 2009.
10.29	Seventh Amendment and Restatement of the Company's 1999 Incentive Stock Option Plan. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 10, 2009.
10.30	Subscription Agent Agreement dated October 22, 2009 by and between Entech Solar, Inc., Computershare Inc. and Computershare Trust Company, N.A. Incorporated by reference to Exhibit 10.30 of Amendment Number 3 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 23, 2009.
10.31	Letter of Agreement dated October 22, 2009 between Entech Solar, Inc. and Georgeson Inc. Incorporated by reference to Exhibit 10.31 of Amendment Number 3 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 23, 2009.
10.32	Convertible Promissory Note dated September 10, 2009 from the Company, as payee, payable to the order of The Quercus Trust. Incorporated by reference to Exhibit 10.32 of Amendment Number 3 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on October 23, 2009.
10.33	Stock Purchase Agreement dated December 15, 2009 by and between Entech Solar, Inc. and The Quercus Trust. Incorporated by reference to Exhibit 10.33 of Amendment Number 4 of the Company's Registration Statement on Form S-1 filed with the Securities and Exchange Commission on December 16, 2009.

Exhibit Number	Description
10.34	Stock Purchase Agreement dated January 14, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 4, 2010.
10.35	Stock Purchase Agreement dated February 1, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 4, 2010.
10.36	Stock Purchase Agreement dated February 8, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 12, 2010.
10.37	Stock Purchase Agreement dated February 12, 2010 by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 12, 2010.
10.38	Preferred Stock Purchase Agreement, dated as of February 19, 2010, by and among Entech Solar, Inc. and Socius Capital Group, LLC, dba Socius Energy Capital Group, LLC. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
10.39	Warrant to Purchase Common Stock. Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed with the Securities and Exchange Commission on February 19, 2010.
10.40	Stock Purchase Agreement, dated March 1, 2010, by and between The Quercus Trust and Entech Solar, Inc. Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the Securities and Exchange Commission on March 5, 2010.
23.1	Consent of Independent Registered Public Accounting Firm—Amper, Politziner & Mattia, LLP
31.1	Certification by the Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification by the Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification by the Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in Registration Statement No. 333-152429, 333-66484, 333-95253. 333-95241 and 333-24693 of Entech Solar, Inc. and Subsidiaries on Form S-8 of our report dated March 31, 2010 (which report expressed an unqualified opinion and included an explanatory paragraph relating to Entech Solar, Inc.'s ability to continue as a going concern), appearing in the 2009 Annual Report on Form 10-K of Entech Solar, Inc. and Subsidiaries.

/s/ Amper, Politziner & Mattia, LLP

Edison, New Jersey
March 31, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13-A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David Gelbaum, certify that:

1. I have reviewed this annual report of Entech Solar, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

By: /s/ DAVID GELBAUM
Name: David Gelbaum
Title: *Principal Executive Officer*

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13-A-14 OR 15D-14 OF THE SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra J. Martin, certify that:

1. I have reviewed this annual report of Entech Solar, Inc.

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a. all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonable likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2010

By: /s/ SANDRA J. MARTIN
Name: Sandra J. Martin
Title: *Principal Financial Officer*

Exhibit 32.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, David Gelbaum, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the report of Entech Solar, Inc. on Form 10-K for the annual period ended December 31, 2009 fully complies with the requirements of Section 13(a) and 15(d) of the Securities and Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operation of Entech Solar, Inc.

By: /s/ DAVID GELBAUM
Name: David Gelbaum
Title: *Principal Executive Officer*

Dated: March 31, 2010

This certification accompanies this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Exhibit 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Sandra J. Martin certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the report of Entech Solar, Inc. on Form 10-K for the annual period ended December 31, 2009 fully complies with the requirements of Section 13(a) and 15(d) of the Securities and Exchange Act of 1934 and that information contained in such Annual Report on Form 10-K fairly presents in all material respects the financial condition and results of operation of Entech Solar, Inc.

By: /s/ SANDRA J. MARTIN
Name: Sandra J. Martin
Title: *Principal Financial Officer*

Dated: March 31, 2010

This certification accompanies this Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

Corporate Information

Executive Offices
Entech Solar, Inc.
13301 Park Vista Boulevard Suite 100
Fort Worth, Texas 76177
Tel. 817-379-0100
www.entechsolar.com

Executive Officers

David Gelbaum
President, Chief Executive Officer and Chairman of the Board of Directors
Charles Michel
Chief Financial Officer
Sean C. Rooney
Chief Operating Officer
Mark J. O'Neill
Chief Technology Officer
Shelley Hollingsworth
Treasurer and Secretary
Lee Laurendeau
Vice President of Applications Engineering
Robert Walters
Vice President of Marketing

Board of Directors

David Gelbaum
President and Chief Executive Officer, Entech Solar, Inc.
Mark J. O'Neill
Chief Technology Officer, Entech Solar, Inc.
Peter L. Corsell
Chief Executive Officer, GridPoint, Inc., a provider of smart grid and utility management software
David Field
President and Chief Executive Officer, Applied Solar, LLC, a solar product development company

Available Information

A copy of our 2009 Annual Report on Form 10-K, including the financial statements and schedules (excluding exhibits), as filed with the Securities Exchange Commission, is available, free of charge, on our website at www.entechsolar.com, and print copies are available to any stockholder that requests a copy by directing such request to our Secretary at c/o Entech Solar, Inc., 13301 Park Vista Blvd., Suite 100, Fort Worth, TX 76177